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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)  *

Accredited Home Lenders Holding Co.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00437P107
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 152 Pages

Exhibit Index Found on Page 32

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 317,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 317,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 253,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 353,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 353,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 789,499
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 789,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 977,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 977,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 152 Pages

13D

CUSIP No. 00437P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,767,299 Shares, which is 6.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,767,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,767,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 152 Pages

This Schedule 13D amends the Schedule 13D initially filed on March 20, 2007 (collectively with all amendments thereto, the “Schedule 13D”).

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(v)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

The Management Company
(vii)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares held by an account managed by the Management Company (the “Managed Account”).

The Farallon General Partner

(viii)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the “Farallon General Partner”), with respect to the Shares held by each of the Farallon Funds.

Page 22 of 152 Pages

The Farallon Managing Members

(ix)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account: Chun R. Ding (“Ding”), William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Ding, Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

(b)          The address of the principal business office of (i) the Farallon Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)          The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)          None of the Farallon Funds, the Management Company, the Farallon General Partner or the Farallon Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Farallon Funds, the Management Company, the Farallon General Partner or the Farallon Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds, the Management Company and the Farallon General Partner is set forth above. Each of the Farallon Individual Reporting Persons is a citizen of the United States.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The purpose of the acquisition of the Shares was for investment, and the acquisitions of

Page 23 of 152 Pages

the Shares by each of the Farallon Funds and the Managed Account were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, each Reporting Person at any time and from time to time may acquire additional Shares in the future (including but not limited to the Shares into which the Warrant (as described below) is convertible) or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

The Reporting Persons have engaged and intend to continue to engage in communications with one or more officers and/or members of the board of directors of the Company and/or other persons, and may in the future also engage in communications with one or more shareholders of the Company, regarding the Company, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or the exploration of strategic alternatives and other potential strategies and/or transactions to enhance shareholder value. In particular, the Reporting Persons have had discussions with the Company, its officers, members of the board of directors and other persons regarding the possible acquisition of the Company by the Farallon Funds and the Managed Account and intend to continue to have such discussions from time to time. The Reporting Persons may approach one or more senior executive officers of the Company or the Company with respect to such officers' or the Company's participation in any such possible transaction. During the course of any such communications, the Reporting Persons may propose, respond to and/or advocate one or more courses of action or transactions, which potential transactions may include the Reporting Persons or their affiliates as participants. However, there is no certainty that either the Reporting Persons or the Company will accept or make any such proposal or engage in any such course of action or transaction.

As reported in Item 6 below, the Management Company and Mortgage Investments Funding, L.L.C., a special purpose vehicle formed by the Management Company ("MIF"), have entered into the Loan Agreement, dated as of March 30, 2007 (the "Loan Agreement"), with the Company, as guarantor, and Accredited Home Lenders, Inc. ("AHL") and Accredited Mortgage Loan REIT Trust (the "REIT", and together with AHL, the "Borrowers"), pursuant to which MIF has extended term loans in the aggregate amount of $230 million to the Borrowers, comprised of Term A and C loans to the REIT and a Term B loan to AHL. The Term A and C loans are secured on a first priority basis by, among other things, a pledge by the REIT of the common stock of its wholly-owned subsidiary, Aames Investment Acceptance Corporation ("Aames") and a pledge by the REIT and Aames of trust certificates relating to 18 mortgage securitizations. The Term B loan is secured by a first priority security interest in, among other things, certain assets of AHL, the Company and their respective subsidiaries, including the unencumbered servicing rights relating to AHL's warehouse facilities and the equity interests in certain of the subsidiaries of the Company.

In connection with the execution of the Loan Agreement, the Company issued to MIF a warrant to acquire 3,226,431 Shares (the "Warrant"). As reported in Item 6 below, pursuant to the Investor Rights Agreement, dated as of March 30, 2007 (the "Investor Rights Agreement"), MIF has the right to appoint two board observers to the board of directors of the Company and the board of directors and other governing bodies of the subsidiaries of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 24 of 152 Pages

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,530,000 Shares outstanding as of March 12, 2007 as confirmed by the Company on that date.

(c)	There have been no transactions in the Shares since the filing of the prior Schedule 13D.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	There have been no transactions in the Shares since the filing of the prior Schedule 13D.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(c)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

Page 25 of 152 Pages

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(d)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Farllon Funds as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all or certain of the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Account are owned directly by the Managed Account. The Management Company, as investment adviser to the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by the Managed Account. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds and the Managed Account. Each of the Management Company, the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

As of March 30, 2007, the Management Company and MIF entered into the Loan Agreement with the Borrowers and the Company pursuant to which MIF has extended term loans to the Borrowers in an aggregate principal amount of $230 million. The obligations under the Term A and C loans have been guaranteed pursuant to a certain guaranty executed by Aames in favor of the Management Company in its capacity as collateral agent for MIF and any other lenders from time to time, if any (the "Collateral Agent). The obligations under the Term B loan have been guaranteed pursuant to a certain guaranty executed by the Company, AHL and certain direct and indirect subsidiaries of

Page 26 of 152 Pages

the Company and AHL in favor of the Collateral Agent. Each of the guaranties (together, the "Guaranties") was entered into as of March 30, 2007. The obligations under the Loan Agreement and the Guaranties are secured by two security agreements, both dated as of March 30, 2007. The first security agreement secures the Term A and C loans to the REIT and was entered into by the REIT and Aames in favor of the Collateral Agent. The second security agreement secures the Term B loan to AHL and was entered into by AHL, the Company and certain direct and indirect subsidiaries of the Company in favor of the Collateral Agent. There are also two pledge agreements, each dated as of March 30, 2007. The first pledge agreement secures the Term A and C loans, was entered into by the REIT and Aames in favor of the Collateral Agent and pledges the REIT's equity ownership in Aames as well as the residual certificates in certain mortgage securitizations. The second pledge agreement secures the Term B loan, was entered into by the Company, AHL and certain direct and indirect subsidiaries of the Company and AHL in favor of the Collateral Agent and pledges the Company and AHL's equity interests, respectively, in certain subsidiaries.

In addition, as of March 30, 2007, at the closing of the term loans, the Company issued the Warrant to MIF pursuant to which MIF has the right to acquire 3,226,431 Shares at an exercise price of $10.00 per Share, subject to customary anti-dilution adjustments. Subject to obtaining requisite regulatory approvals, if any, the Warrant is exercisable, for a period of 10 years from March 30, 2007, from and after the later of (a) March 30, 2007 and (b) the earlier of (i) the 75th day after issuance and (ii) the earliest of (A) the Company entering into a merger agreement or any other agreement for a change of control transaction, (B) the Company entering into any agreement for a sale of all or substantially all the assets of the Company or its subsidiaries or the sale of all or substantially all of the assets of the Borrowers, (C) the commencement of certain tender or exchange offers for the Company's Shares or (D) any public announcement by the Company of any of the foregoing (the earliest of the foregoing dates in (b), the "Exercise Date"). On and after the date that is 60 days prior to the applicable Exercise Date, MIF and certain Reporting Persons may be deemed to be the beneficial owners of the 3,226,431 Shares into which the Warrant is convertible. The Warrant provides certain "put" and "call" rights to the holder thereof and the Company, respectively.

The Company and MIF have also entered into the Investor Rights Agreement pursuant to which the Company is required to file shelf registration statements and grant to MIF (and its qualifying transferees) certain demand and "piggyback" registration rights in connection with the Shares issuable upon exercise of the Warrant and other Shares held by Reporting Persons as of March 30, 2007. The registration rights granted under the Investor Rights Agreement terminate with respect to MIF (and any of its qualifying transferees) when such party no longer holds any "Registrable Securities" (as defined in the Investor Rights Agreement). With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Investor Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of Registrable Securities requested to be included in a registration statement. Under the Investor Rights Agreement, MIF also has certain preemptive rights and the right to appoint two board observers to the board of directors of the Company and the board of directors and other governing bodies of the subsidiaries of the Company.

The description of the terms of the Loan Agreement, the Warrant and the Investor Rights Agreement contained herein is a summary only, and is qualified in its entirety by reference to the terms of the Loan Agreement, the Warrant and the Investor Rights Agreement, which are filed as Exhibits 3, 4 and 5 to this Schedule 13D and are incorporated herein by reference.

Page 27 of 152 Pages

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 3	Loan Agreement
Exhibit 4	Warrant
Exhibit 5	Investor Rights Agreement

Page 28 of 152 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of Chun R. Ding, William F. Duhamel, Richard B. Fried,

Douglas M. MacMahon, William F. Mellin, Stephen L. Millham,

Jason E. Moment, Rajiv A. Patel, Derek C. Schrier,

Thomas F. Steyer and Mark C. Wehrly

The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13G on each person’s behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13G on each person’s behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by

Page 29 of 152 Pages

reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

Page 30 of 152 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Farallon Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Swart is a citizen of the United States. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 31 of 152 Pages

EXHIBIT INDEX

EXHIBIT 3	Loan Agreement
EXHIBIT 4	Warrant
EXHIBIT 5	Investor Rights Agreement

Page 32 of 152 Pages

EXHIBIT 3

EXECUTION COPY

LOAN AGREEMENT

Dated March 30, 2007

by and among

ACCREDITED HOME LENDERS, INC.,

as Borrower,

ACCREDITED MORTGAGE LOAN REIT TRUST,

as Borrower,

ACCREDITED HOME LENDERS HOLDING CO.

as a Guarantor,

LENDING ENTITIES parties hereto

as Lenders,

FARALLON CAPITAL MANAGEMENT, L.L.C.,

as Administrative Agent,

and

FARALLON CAPITAL MANAGEMENT, L.L.C.,

As Collateral Agent,

LOAN AGREEMENT

This LOAN AGREEMENT dated as of March 30, 2007 (as amended, supplemented or modified from time to time, this “Agreement”) is entered into by and among ACCREDITED HOME LENDERS, INC., a California corporation (“AHL”), and ACCREDITED MORTGAGE LOAN REIT TRUST, a Maryland real estate investment trust (the “REIT”; together with AHL, each individually a “Borrower” and collectively, the “Borrowers”), ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (“Holdings”), each of the lending entities that from time to time is a party hereto (each individually a “Lender” and collectively, the “Lenders”), FARALLON CAPITAL MANAGEMENT, L.L.C., as administrative agent for the Lenders (in such capacity, together with its successors and assigns, if any, in such capacity, the “Administrative Agent”), and FARALLON CAPITAL MANAGEMENT, L.L.C., as collateral agent for the Lenders (in such capacity, together with its successors and assigns, if any, in such capacity, the “Collateral Agent”).

ARTICLE I

DEFINITIONS

1.01.      Certain Defined Terms. The following terms used in this Agreement shall have the following meanings, applicable both to the singular and the plural forms of the terms defined:

“Aames Acquisition” means those series of transactions under which Holdings and certain of its Affiliates acquired interests in the assets of Aames Investment Corporation and it Affiliates pursuant to that Agreement and Plan of Merger, dated as of May 24, 2006.

“Acceptable SPV” means a Person which issues Structured Securities Debt.

“Accommodation Obligation” means any Contractual Obligation, contingent or otherwise, of any Loan Party with respect to any Indebtedness, obligation or liability of another, if the primary purpose or intent thereof by the Loan Party incurring the Accommodation Obligation is to provide assurance to the obligee of such Indebtedness, obligation or liability of another Person that such Indebtedness, obligation or liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders thereof will be protected (in whole or in part) against loss in respect thereof including, without limitation, direct and indirect guarantees, endorsements (except for collection or deposit in the ordinary course of business), notes co-made or discounted, recourse agreements, take-or-pay agreements, keep-well agreements, agreements to purchase or repurchase such Indebtedness, obligation or liability or to provide any security therefor or to provide funds for the payment or discharge thereof, agreements to maintain solvency, assets, level of income, or other financial condition, and agreements to make payment other than for value received. The amount of any Accommodation Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation with respect to which such Accommodation Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Accommodation Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Adjusted Tangible Net Worth” means, for any Person, Net Worth of such Person plus (a) Subordinated Debt (provided that Subordinated Debt shall not be taken into account to the extent that it would cause Adjusted Tangible Net Worth to be comprised of greater than 25% Subordinated Debt) plus minority interest in preferred securities/subsidiary as shown on the most recent financial statement of such Person, minus (b) all intangible assets, including goodwill, patents, tradenames, trademarks, copyrights, franchises, any organizational expenses, deferred expenses (except those related to Structured Securities Debt or SFAS91), prepaid expenses, prepaid assets, receivables from shareholders, unconsolidated Affiliates or employees, and any other asset as shown as an intangible asset on the balance sheet of such Person on a consolidated basis as determined at a particular date in accordance with GAAP.

“Administrative Agent” has the meaning ascribed to such term in the introductory paragraph hereto.

“Administrative Agent Account” means the account identified on Schedule 1.01(A) into which the Borrowers shall make all payments to the Administrative Agent for the benefit of the Agents and the Lenders under this Agreement and the other Loan Documents.

“Adversary Proceeding” means any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of a Loan Party) at law or in equity, or before or by any Governmental Authority, domestic or foreign, whether pending or, to the knowledge of a Loan Party, threatened against or adversely affecting such Loan Party or property of such Loan Party.

“Affiliate” means, as applied to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any specified Person, means the possession, directly or indirectly, of the power to vote ten percent (10%) or more of the Securities having voting power for the election of directors of such specified Person or otherwise to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting Securities or by contract or otherwise; provided, however, when “Affiliate” is used in connection with any Loan Party, Farallon and its affiliates shall be excluded from the definition of “Affiliate”.

“Agents” means collectively, the Administrative Agent and the Collateral Agent.

“Agent-Related Persons” means the Administrative Agent and any successor agents thereto (in accordance with the terms of this Agreement), and the Collateral Agent and any successor agents thereto (in accordance with the terms of this Agreement), together with their respective Affiliates, and the officers, directors, employees, members, managing members, agents, attorneys-in-fact and shareholders of such Persons and their Affiliates.

“Agreement” has the meaning ascribed to such term in the preamble hereto.

“AHL” has the meaning ascribed to such term in the preamble hereto.

“AHL Cash Collateral Accounts” has the meaning ascribed to such term in Section 11.01(a), and will include the AHL Cash Flow Account and the AHL Deposit Collateral Account.

“AHL Cash Flow Account” has the meaning ascribed to such term in Section 11.01(b).

“AHL Deposit Collateral Account” has the meaning ascribed to such term in Section 11.01(b).

“Applicable Interest Rate” means, with respect to the outstanding principal amount of the Term A Loans and the Term B Loans and the other Obligations, 13% per annum, and with respect to the outstanding principal amount of the Term C Loans, 9% per annum for the sixty day period immediately following the Closing Date and 13% per annum for all times thereafter.

“Assignment and Acceptance” means an Assignment and Acceptance substantially in the form of Exhibit A attached hereto and made a part hereof (with blanks appropriately completed) delivered to the Administrative Agent in connection with an assignment of a Lender’s interest under this Agreement in accordance with Section 13.01.

“Available Borrowing Capacity” means available and unused borrowing capacity which may be drawn upon by Holdings or any of its consolidated Subsidiaries no later than the next Business Day. “Available Borrowing Capacity” shall not include any borrowing capacity if any event or circumstance has occurred which would prevent Holdings or such Subsidiary from drawing on the borrowing capacity or cause the related lender to have no obligation to make funds available.

“Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C. §§ 101 et seq.), as amended from time to time, and any successor statute.

“Borrower” and “Borrowers” has the meaning ascribed to such terms in the preamble hereto.

“Business Day” means a day, which is not a Saturday or Sunday or a legal holiday and on which banks are not required or permitted by law or other governmental action to close in New York, New York.

“Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of such Person.

“Capitalized Lease Obligations” means, with respect to any Person, obligations of such Person and its Subsidiaries under Capitalized Lease, and, for purposes hereof, the amount of any such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Collateral Accounts” means, collectively, the AHL Cash Collateral Accounts and the REIT Cash Collateral Account.

“Cash Equivalents” means (a) securities with maturities of 90 days or less from the date of acquisition, issued or fully guaranteed or insured by the United States Government or any agency thereof; (b) certificates of deposit and eurodollar time deposits with maturities of 90 days or less from the date of acquisition and overnight bank deposits of a Commercial Bank; (c) repurchase obligations of a Commercial Bank, having a term of not more than seven (7) days with respect to securities issued or fully guaranteed or insured by the United States Government; (d) commercial paper of a domestic issuer rated at least A1 or the equivalent thereof by S&P or P1 or the equivalent thereof by Moody’s and in either case maturing within 90 days after the date of acquisition; (e) securities with maturities of 90 days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s; (f) securities with maturities of 90 days or less from the date of acquisition backed by standby letters of credit issued by a Commercial Bank; or (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

“Change of Control” means each occurrence of any of the following:

(a)          Holdings shall have entered into (i) a merger agreement or any other agreement that would cause or result in a Change of Control Transaction or (ii) any agreement for the sale of all or substantially all of the assets of Holdings;

(b)         the commencement of any tender or exchange offer for the Capital Stock of Holdings; or

(c)	any public announcement of any of the foregoing.

“Change of Control Event” means the public announcement by Holdings with respect to a Change of Control and the approval of such Change of Control by the Board of Directors of Holdings and the shareholders of Holdings.

“Change of Control Option has the meaning ascribed to such term in Section 2.07.

“Change of Control Option Period” means the period commencing on the date that a Change of Control Event occurs and ending on the ninetieth day following the consummation of such Change of Control.

“Change of Control Premium” means an amount equal to 2.0% of the amount of the Loans required to be repaid pursuant to Section 2.07.

“Change of Control Transaction” means any Person or group of Persons (other than (i) Holdings, (ii) any Subsidiary or (iii) any employee or director benefit plan or stock plan of Holdings or a Subsidiary or any trustee or fiduciary with respect to any such plan when acting in that capacity or any trust related to any such plan) shall have acquired beneficial ownership of shares representing more than 50% of the combined voting power represented by the outstanding common voting stock of Holdings (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder).

“Closing Date” means the date on which all of the conditions precedent in Section 5.01 have been satisfied or waived in writing and the Loans have been funded pursuant to Section 2.01(a).

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute and any regulations or guidelines promulgated thereunder.

“Collateral” means all assets and property subject to the Lien purported to be created by the Collateral Documents.

“Collateral Agent” has the meaning ascribed to such term in the introductory paragraph hereto.

“Collateral Documents” means the Security Agreements, Pledge Agreements, each UCC Financing Statement, the Control Account Agreements, each and any other agreement or instrument pursuant to which any Loan Party or any other Person grants a Lien to the Collateral Agent to secure the Obligations.

“Combined REIT Debt” means, as of any date of determination, the sum of (i) the aggregate outstanding principal balance under the REIT Replacement Repo Facility, if any, as of such date, plus the aggregate outstanding principal amount of the Term A Loans and the Term C Loans.

“Commercial Bank” means a commercial bank having capital and surplus in excess of $500,000,000.

“Commitments” means, with respect to a Lender, such Lender’s Term A Loan Commitment, Term B Loan Commitment and Term C Loan Commitment; “Commitments” means the Term A Loan Commitments, the Term B Loan Commitments and the Term C Loan Commitments of all the Lenders, the aggregate amount of which shall not exceed $230,000,000.

“Compliance Certificate” has the meaning ascribed to such term in Section 7.01(d).

“Contingent Obligation” means, with respect to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, (i) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of a primary obligor, (ii) the obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement, (iii) any obligation of such Person, whether or not contingent, (A) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (B) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (C) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (D) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation with respect to which such

Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability with respect thereto (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Contractual Obligation” means, as applied to any Person, any provision of any Securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.

“Control Account Agreement” means, with respect to a Securities Account or a Deposit Account, an agreement, in form and substance reasonably satisfactory to the Collateral Agent, which effectively gives “control” (as defined in the UCC) to the Collateral Agent in such Securities Account and all investment property contained therein or Deposit Account and all funds contained therein, as the case may be.

“Controlled Group” means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Default” means an event which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

“Deposit Account” means a “deposit account” as that term is defined in the UCC.

“Disbursement Account” means the account identified on Schedule 1.01(A).

“Disposition” means any transaction, or series of related transactions, pursuant to which a Loan Party sells, assigns, transfers or otherwise disposes of any property or assets (whether now owned or hereafter acquired) to any other Person, in each case whether or not the consideration therefor consists of cash, securities or other assets owned by the acquiring Person.

“Dollar”, “Dollars” and the symbol “$” mean lawful money of the United States of America.

“Eligible Assignee” means (i) any Affiliate of Farallon, (ii) any Lender, (iii) any other Institutional Investor other than a Non-U.S. Person and (iv) any other Person approved by the Borrowers, which approval shall not be unreasonably withheld or delayed.

“Environmental Laws” means all present or future federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case relating to Environmental Matters.

“Environmental Lien” means a Lien in favor of any Governmental Authority for any (i) liabilities under any Environmental Laws or (ii) damages arising from, or costs incurred by such

Governmental Authority in response to, a Release or threatened Release of a Hazardous Material.

“Environmental Matters” means any matter arising out of or relating to health and safety, or pollution or protection of the environment, including any of the foregoing relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, discharge, release, control or cleanup of any Hazardous Material.

“Equity Interests” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including, without limitation, any securities convertible into or exchangeable for such corporate stock or any warrants, options or other rights for the purchase or acquisition of any such corporate stock, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person, including, without limitation, any securities convertible into or exchangeable for such partnership or equity interests or any warrants, options or other rights for the purchase or acquisition of any of such partnership or other equity interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event of Default” means any of the occurrences set forth in Section 10.01 after the expiration of any applicable grace or cure period and the giving of any applicable notice, in each case as expressly provided in Section 10.01.

“Existing Defaults” means those defaults and events of default occurring prior to the date hereof and described on Schedule 1.01(B) attached hereto.

“Existing Liens” means those liens described on Schedule 9.03.

“Farallon” means Farallon Capital Management, L.L.C.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System or any Governmental Authority succeeding to its functions.

“Fiscal Year” means the fiscal year of Holdings and its Subsidiaries, which period shall be the 52 week period ending on December 31 of each year.

“GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination.

“Governing Documents” means, (a) with respect to any corporation, (i) the articles/certificate of incorporation (or the equivalent organizational documents) of such corporation, (ii) the by-laws (or the equivalent governing documents) of the corporation and (iii) any document setting forth the designation, amount and/or relative rights, limitations and preferences of any class or series of such entity’s Equity Interests; and (b) with respect to any general partnership, (i) the partnership agreement (or the equivalent organizational documents)

of such partnership and (ii) any document setting forth the designation, amount and/or relative rights, limitations and preferences of any of the partnership interests; and (c) with respect to any limited partnership, (i) the partnership agreement (or the equivalent organizational documents) of such partnership, (ii) a certificate of limited partnership (or the equivalent organizational documents) and (iii) any document setting forth the designation, amount and/or relative rights, limitations and preferences of any of the partnership interests; and (d) with respect to any limited liability company, (i) the certificate of limited liability (or equivalent filings) of such limited liability company, (ii) the operating agreement (or the equivalent organizational documents) of such limited liability company, and (iii) any document setting forth the designation, amount and/or relative rights, limitations and preferences of any of such company’s membership interests.

“Governmental Authority” means any nation or government, any federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Entity” means any national, federal, state, provincial, local or other government or any court of competent jurisdiction, legislature, governmental agency, administrative agency or commission or other governmental authority or instrumentality, having jurisdiction for the United States, any of its states or political subdivisions thereof, or any other country or any political subdivisions thereof.

“Guaranties” means the Guaranties dated as of the date hereof made by certain Loan Parties in favor of the Administrative Agent and the Lenders, as such guaranties may be amended, supplemented or otherwise modified from time to time.

“Hazardous Material” means (a) any element, compound or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, special waste, or solid waste under Environmental Laws; (b) petroleum and its refined products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic, including but not limited to, corrosivity, ignitability, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials, building components, and manufactured products containing hazardous substances, including but not limited to asbestos-containing materials.

“Hedging Agreement” means any and all transactions, agreements, or documents now existing or hereafter entered into by a Loan Party which provide for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging the Borrower’s exposure to fluctuations in interest or exchange rates, loan, credit exchange, security or currency valuations or commodity prices.

“Hedging Obligation” means, with respect to any Person, any liability of such Person under any Hedging Agreement.

“Holdings” means Accredited Home Lenders Holding Co, a Delaware corporation.

“Indebtedness” means, as applied to any Person at any time, without duplication (a) all indebtedness, obligations or other liabilities of such Person (i) for borrowed money or evidenced by debt securities, debentures, acceptances, notes or other similar instruments, and any accrued interest, fees and charges relating thereto, (ii) under profit payment agreements or in respect of obligations to redeem, repurchase or exchange any Securities of such Person or to pay dividends in respect of any stock, (iii) with respect to letters of credit issued and banker’s acceptances issued for such Person’s account, (iv) to pay the deferred purchase price of property or services, except accounts payable, accrued expenses and deferred revenue arising in the ordinary course of business, (v) in respect of Capital Leases which have been or should be recorded as liabilities on a balance sheet of such Person in accordance with GAAP; (vi) which are Accommodation Obligations or (vii) which are Hedging Obligations of such Person; (b) all indebtedness, obligations or other liabilities of such Person or others secured by a Lien on any property of such Person, whether or not such indebtedness, obligations or liabilities are assumed by such Person, all as of such time; (c) all preferred stock subject (upon the occurrence of any contingency or otherwise) to mandatory redemption prior to the Maturity Date; (d) all indebtedness of any partnership of which such Person is a general partner; and (e) all contingent Contractual Obligations with respect to any of the foregoing.

“Indemnified Matters” has the meaning ascribed to such term in Section 13.03.

“Indemnitees” has the meaning ascribed to such term in Section 13.03.

“Institutional Investor” means any commercial, investment or merchant bank, insurance company, finance company, mutual fund, registered money or asset manager, savings and loan association, credit union, registered investment advisor, pension fund, investment company, licensed broker or dealer, “qualified institutional buyer” (as such term is defined under Rule 144A promulgated under the Securities Act, or any successor law, rule or regulation).

“Intellectual Property” means all (i) patents and patent applications, (ii) copyrights and registrations thereof, (iii) mask works and registrations and applications for registration thereof, (iv) computer software, data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, inventions, manufacturing and production processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business, finance and marketing plans, customer and prospective customer lists and information, and supplier and prospective supplier lists and information, (vi) trademarks, service marks, trade names, domain names and applications and registrations therefor and (vii) other proprietary rights relating to any of the foregoing.

“Intercreditor Agreement” means the Intercreditor Agreement dated as of March 30, 2007 among the Administrative Agent, the Collateral Agent, the Lenders, JPMorgan Chase Bank, National Association, as Senior Agent, and the Senior Secured Creditors referred to therein, as such agreement may be amended, supplemented and restated from time to time.

“Interest Payment Date” means June 1, September 1, December 1 and March 1 of each year, commencing with June 1, 2007.

“Investment” means, with respect to any Person, (i) any purchase or other acquisition by that Person of Securities, or of a beneficial interest in Securities, issued by any other Person, (ii)

any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (iii) any direct or indirect loan, advance (other than prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other Person, including all Indebtedness to such Person arising from a sale of any Property by such Person other than in the ordinary course of its business. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto less the amount of any return of capital or principal to the extent such return is in cash (or by actual permanent reduction of any Indebtedness to such Person) with respect to such Investment without any adjustments for increases or decreases in value or write-ups, write-downs or write-offs with respect to such Investment.

“Investor Rights Agreement” means that certain Investor Rights Agreement entered into on the date hereof by and among Holdings and the investors referred to therein.

“JPMorgan” means JPMorgan Chase Bank, National Association.

“JPMorgan Facility” means the 9/06 Senior Secured Credit Agreement, dated as of September 29, 2006 among JPMorgan, as a lender and as administration agent and representative for all of the Lenders party thereto, and Accredited Home Lenders, Inc., a California corporation.

“Key Persons” means James A. Konrath, Joseph J. Lydon, Stuart D. Marvin and Jeffrey W. Crawford.

“Lender” and “Lenders” have the respective meanings ascribed to such term in the preamble to this Agreement, and shall include any other Person made a party to this Agreement as a “Lender” in accordance with the provisions hereof.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, conditional sale agreement, deposit arrangement, security interest, encumbrance, lien (statutory or other), preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever in respect of any Property of a Person, whether granted voluntarily or imposed by law, and includes the interest of a lessor under a Capital Lease or under any financing lease having substantially the same economic effect as any of the foregoing and the filing of any financing statement or similar notice (other than a financing statement filed by a “true” lessor pursuant to § 9-505 of the Uniform Commercial Code), naming the owner of such property as debtor, under the Uniform Commercial Code or other comparable law of any jurisdiction.

“Liquidity” means, as of any date of determination, an amount equal to the sum of (i) the Available Borrowing Capacity on such date, plus (ii) the cash and Cash Equivalents on deposit in accounts of Holdings or any of its consolidated Subsidiaries on such date, plus (iii) cash on deposit in the Cash Collateral Accounts on such date.

“List of Closing Documents” means the List of Closing Documents attached hereto and made a part hereof as Exhibit F.

“Loan Account” means an account maintained hereunder by Administrative Agent on its books of account, at Administrative Agent’s office and with respect to the Borrowers, in which the Borrowers will be charged with all Loans made to, and all other Obligations incurred by, the Borrowers.

“Loan Documents” means this Agreement, the Notes, the Guaranties, the Collateral Documents, the Warrants, the Investors Rights Agreement, any Hedging Agreement and all other instruments, agreements and written Contractual Obligations among any Loan Party and the Collateral Agent, the Administrative Agent and/or the Lenders delivered to the Agents pursuant to or in connection with the transactions contemplated hereby.

“Loan Parties” means Holdings, each Borrower and each direct and indirect Subsidiary of Holdings.

“Loans” means, collectively, the Term A Loans, the Term B Loans and the Term C Loans.

“Margin Stock” means “margin stock” as such term is defined in Regulation U.

“Material Adverse Effect” means a material adverse change in, or a material adverse effect upon, (i) the condition (financial or otherwise), operations, assets, properties, business, financial performance or prospects of Holdings and its Subsidiaries, taken as a whole, (ii) the ability of any Loan Party to perform any of its obligations under any Loan Document to which it is a party, (iii) the legality, validity or enforceability of this Agreement or any other Loan Document, (iv) the rights and remedies of the Collateral Agent or the Lenders under any Loan Document, or (v) the validity, perfection or priority of a Lien in favor of the Collateral Agent or Lenders on any material portion of the Collateral; provided, however, that no “Material Adverse Effect” shall be deemed to have occurred to the extent that any such material adverse change in, or material adverse effect upon, the condition (financial or otherwise), operations, assets, properties, business, financial performance or prospects of Holdings and its Subsidiaries is specifically disclosed on Schedule 5.01(f).

“Maturity Date” means March 30, 2012.

“Multiemployer Pension Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which the Borrower or any member of the Controlled Group may have any liability.

“Net Cash Proceeds” means, (i) with respect to any Disposition by any Person, the amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment of deferred consideration) by or on behalf of such Person or any of its Subsidiaries or Affiliates, in connection therewith after deducting therefrom, only (A) the reasonable expenses related thereto reasonably incurred by such Person in connection therewith, (B) transfer taxes paid by such Person in connection therewith and (C) the principal amount of, and any accrued and unpaid interest on, any Indebtedness (and any costs and expenses related thereto) secured by any Lien on any asset that is the subject of the Disposition (other than Indebtedness assumed by the purchaser of such asset) which is required to be, and is, repaid in connection with such Disposition, and (ii) with respect to the issuance or incurrence of any Indebtedness by any Person, or the sale or issuance by any Person of any shares or units of its Equity Interest, the aggregate amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment of deferred consideration) by or on behalf of such Person or any of its Subsidiaries or Affiliates in connection therewith after deducting therefrom only reasonable brokerage commissions, underwriting fees and discounts, legal fees and other reasonable customary fees and expenses and commissions.

“Net Worth” means, with respect to any Person, an amount equal to, on a consolidated basis, such Person’s stockholder equity (determined in accordance with GAAP).

“Non-U.S. Lender” has the meaning ascribed to such term in Section 3.02(d).

“Non-U.S. Person” means any Person that is not a “United States person” as defined in Section 7701(a)(30) of the Code.

“Note” has the meaning ascribed to such term in Section 2.03(b).

“Notice of Borrowing” means a notice substantially in the form of Exhibit C attached hereto and made a part hereof.

“Obligations” means all Loans, advances, debts, liabilities, obligations, covenants and duties owing by any Loan Party to the Administrative Agent, the Collateral Agent, any Lender, any Affiliate of such Lender, or any Person entitled to indemnification pursuant to Section 13.03 of this Agreement, of any kind or nature, present or future, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, Hedging Obligations, foreign exchange contract or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired arising under or in connection with the transactions contemplated hereby. The term includes, without limitation, all interest (including any interest that, but for the provisions of the Bankruptcy Code, would have accrued), charges, expenses, fees, attorneys’ fees and disbursements and any other sum chargeable to the Loan Parties under this Agreement, the Notes or any other Loan Document.

“Other Taxes” has the meaning ascribed to such term in Section 3.02(b).

“Ownership Limitation Exemption” means a validly adopted resolution of the Board of Trustees of the REIT, certified by the REIT’s Secretary, pursuant to which said Board of Trustees expressly grants to the Agents and Mortgage Investments Funding, L.L.C., under Section 1(F) of Article VIII of the Declaration of Trust, an exemption from the Ownership Limitation contained in Section 1(A) of that Article.

“Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Pension Plan), and to which the Borrower or any member of the Controlled Group may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“Permits” means any permit, approval, authorization, license, variance, or permission required from a Governmental Authority under an applicable Requirement of Law.

“Permitted Liens” means the Liens permitted under Section 9.03.

“Person” means any natural person, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, limited liability company or other organization, whether or not a legal entity, and any Governmental Authority.

“Plan” means an employee benefit plan defined in Section 3(3) of ERISA (other than a Multiemployer Plan) in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six (6) years was, an “employer” as defined in Section 3(5) of ERISA.

“Pledge Agreements” means the Pledge Agreements dated as of the date hereof made by certain Loan Parties in favor of the Collateral Agent, as such pledge agreements may be amended, supplemented or otherwise modified from time to time.

“Preferred Shares” means the Series A Preferred Stock issued by the REIT.

“Prepayment Fee” has the meaning ascribed to such term in Section 4.02(b).

“Pro Rata Share” means, with respect to any Lender, the percentage obtained by dividing (i) the outstanding principal amount of such Lender’s Loans, by (ii) the aggregate principal amount of all Lenders’ Loans.

“Property” means any and all interests in any kind of property or asset, whether real, personal or mixed, whether tangible or intangible.

“Qualified Securitization Transaction” means any transaction or series of transactions that have been or may be entered into by any Loan Party in connection with or reasonably related to a transaction or series of transactions in which Holdings or any of its Subsidiaries may sell, convey or otherwise transfer to another Loan Party, or may grant a security interest in, any mortgage loans and related assets of such Loan Party.

“Register” has the meaning ascribed to such term in Section 13.01(c).

“Regulation T” means Regulation T of the Federal Reserve Board.

“Regulation U” means Regulation U of the Federal Reserve Board.

“Regulation X” means Regulation X of the Federal Reserve Board.

“REIT” has the meaning ascribed to such term in the preamble hereto.

“REIT Cash Collateral Account” has the meaning ascribed to such term in Section 11.01(a).

“REIT Opinion” means a legal opinion from counsel to the REIT to the Board of Trustees of the REIT, in form and substance acceptable to the Administrative Agent, opining that neither (i) the Pledge of the Common Shares of the REIT to the Collateral Agent or foreclosure thereupon nor (ii) the grant of the Warrants to the Lenders or exercise thereof nor (iii) the ownership by the Agents of the Shares of the REIT subject to the Pledge and/or to the Warrants, will violate Sections 1(A)(3) and 1(A)(4) of Article VIII of the REIT Declaration of Trust or cause the REIT to otherwise lose its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

“REIT Replacement Repo Facility” means a repurchase facility with respect to the Residuals, on terms and conditions reasonably satisfactory to the Administrative Agent.

“REIT Repo Facility” means that certain Master Repurchase Agreement, dated as of December 29, 2006, among Bear Stearns International Limited and REIT, as amended from time to time.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material) into the indoor or outdoor environment, including ambient air, soil, surface or ground water.

“Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. § 9601.

“Required Lenders” means, at any time, Lenders whose Pro Rata Shares aggregate more than 50%.

“Requirements of Law” means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act, the Securities Exchange Act, Regulations T, U and X, ERISA, the Fair Labor Standards Act and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or Permit or environmental, labor, employment, occupational safety or health law, rule or regulation.

“Residuals” means all the residual cash flows in the REIT.

“Residual Value” means the value of the Residuals calculated as set forth in a discounted cash flow model using a 15% discount rate and good faith assumptions set forth in Schedule 1.01(C) attached hereto.

“Restricted Payments” means, with respect to any Person, (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of capital stock of, partnership interest of or other Equity Interest of, such Person, now or hereafter outstanding, except a dividend payable solely in shares of that class of stock or in any junior class of stock to the holders of that class, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of capital stock of, partnership interest of or other equity interest of, such Person now or hereafter outstanding, (iii) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any subordinated indebtedness, and (iv) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of capital stock of, partnership interest of or other Equity Interest of, such Person now or hereafter outstanding.

“Section 856 Trust” has the meaning ascribed to such term in Section 6.01(cc).

“Securities” means any stock, shares, voting trust certificates, bonds, debentures, notes or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or any certificates of interest, shares, or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire any of the foregoing, but shall not include any evidence of the Obligations.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Securities Account” means a “securities account” as that term is defined in the UCC.

“Security Agreements” means the Security Agreements dated as of the date hereof made by the Borrowers and certain Loan Parties in favor of the Collateral Agent, as such security agreements may be amended, supplemented or otherwise modified from time to time.

“SFAS91” means Financial Accounting Standards Board (FASB) Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.

“Solvent”, when used with respect to any Person, means that at the time of determination:

(a)          the fair market value of its assets is in excess of the total amount of its liabilities (including, without limitation, contingent liabilities); and

(b)          the present fair saleable value of its assets is greater than its probable liability on its existing debts as such debts become absolute and matured; and

(c)          it is then able and expects to be able to pay its debts (including, without limitation, contingent debts and other commitments) as they mature; and

(d)          it has capital sufficient to carry on its business as conducted and as proposed to be conducted.

“Structured Securities Debt” means any Indebtedness incurred by an Acceptable SPV, provided that (i) such Indebtedness is non-recourse to any shareholders or equity owner of such

Acceptable SPV, (ii) such Indebtedness is publicly or privately issued Indebtedness of the Acceptable SPV and (iii) such Indebtedness is rated by at least one rating agency.

“Subordinated Debt” means, Indebtedness of any Person which is (i) unsecured, (ii) no part of the principal of such Indebtedness is required to be paid (whether by way of mandatory sinking fund, mandatory redemption, mandatory prepayment or otherwise) prior to the Maturity Date and (iii) the payment of the principal of and interest on such Indebtedness and other obligations of such Person in respect of such Indebtedness are subordinated to the prior payment in full of the Obligations on terms and conditions approved in writing by the Administrative Agent and all other terms and conditions of which are satisfactory in form and substance to the Administrative Agent.

“Subsidiary” means, with respect to any Person at any date, any corporation, limited or general partnership, limited liability company, trust, association or other entity (i) the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (ii) of which more than 50% of (A) the outstanding Equity Interests having (in the absence of contingencies) ordinary voting power to elect a majority of the board of directors of such corporation, (B) the interest in the capital or profits of such partnership or limited liability company or (C) the beneficial interest in such trust or estate is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such Person.

“Tax Return” means any report, return or other information filed with any taxing authority with respect to Taxes imposed upon or attributable to the operations of the Business.

“Taxes” has the meaning ascribed to such term in Section 3.02(a).

“Term A Loans” has the meaning ascribed to such term in Section 2.01(a).

“Term A Loan Commitment” means, with respect to a Lender, the obligation of such Lender to make Term A Loans pursuant to the terms and conditions of this Agreement, and which shall not exceed the principal amount set forth opposite such Lender’s name on the signature pages hereof; “Term A Loan Commitments” means the aggregate principal amount of the Term A Loan Commitments of all the Lenders, which amount shall not exceed $70,000,000.

“Term B Loans” has the meaning ascribed to such term in Section 2.01(a).

“Term B Loan Commitment” means, with respect to a Lender, the obligation of such Lender to make Term B Loans pursuant to the terms and conditions of this Agreement, and which shall not exceed the principal amount set forth opposite such Lender’s name on the signature pages hereof; “Term B Loan Commitments” means the aggregate principal amount of the Term B Loan Commitments of all the Lenders, which amount shall not exceed $130,000,000.

“Term C Loans” has the meaning ascribed to such term in Section 2.01(a).

“Term C Loan Commitment” means, with respect to a Lender, the obligation of such Lender to make Term C Loans pursuant to the terms and conditions of this Agreement, and which shall not exceed the principal amount set forth opposite such Lender’s name on the signature pages hereof; “Term C Loan Commitments” means the aggregate principal amount of the Term C Loan Commitments of all the Lenders, which amount shall not exceed $30,000,000.

“Third Party” means a Person who or which is neither a party nor an Affiliate of a party.

“UCC Financing Statement” has the meaning assigned to such term in the Uniform Commercial Code.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as enacted in the State of New York, as it may be amended from time to time.

“United States” means the fifty (50) states of the United States of America and the District of Columbia.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“Warrants” means the Warrants to purchase 3,226,431 shares of Common Stock from Holdings substantially in the form of Exhibit E attached hereto and made a part hereof.

1.02.      Computation of Time Periods. In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. Periods of days referred to in this Agreement shall be counted in calendar days unless Business Days are expressly prescribed. Any period determined hereunder by reference to a month or months or year or years shall end on the day in the relevant calendar month in the relevant year, if applicable, immediately preceding the date numerically corresponding to the first day of such period, provided that if such period commences on the last day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month during which such period is to end), such period shall, unless otherwise expressly required by the other provisions of this Agreement, end on the last day of the calendar month.

1.03.      Accounting Terms. For purposes of this Agreement, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP.

1.04.      Other Terms. Terms not otherwise defined herein which are defined in, or used in, Article 9 of the Uniform Commercial Code shall have the respective meanings assigned to such terms in Article 9 of the Uniform Commercial Code.

ARTICLE II

AMOUNTS AND TERMS OF LOANS

2.01.	Loan Facility.

(a)          Loans. Subject to the terms and conditions set forth in this Agreement, each Lender severally agrees to make (i) a term loan to the REIT (each individually, a “Term A Loan” and, collectively, the “Term A Loans”) on the Closing Date in an amount not to exceed at any time such Lender’s Term A Loan Commitment, (ii) a term loan to AHL (each individually, a “Term B Loan” and, collectively, the “Term B Loans”) on the Closing Date in an amount not to exceed at any time such Lender’s Term B Loan Commitment and (iii) a term loan to REIT (each individually, a “Term C Loan” and, collectively, the “Term C Loans”) on the Closing Date in an amount not to exceed at any time such Lender’s Term C Loan Commitment.

(b)          Notice of Borrowing. When the Borrowers desire to borrow under this Section 2.01, the Borrowers shall deliver to the Administrative Agent a Notice of Borrowing, signed by it, no later than 11:00 a.m. (New York time) at least two (2) Business Days in advance of the proposed Closing Date. Such Notice of Borrowing shall specify the proposed Closing Date (which shall be a Business Day). In lieu of delivering such a Notice of Borrowing, the Borrowers may give the Administrative Agent a telephonic notice of any proposed borrowing by the time required under this Section 2.01(b) if it confirms such notice by delivery of the Notice of Borrowing to the Administrative Agent promptly, but in no event later than 5:00 p.m. (New York time) on the same day. Any Notice of Borrowing (or telephonic notice in lieu thereof) given pursuant to this Section 2.01(b) shall be irrevocable and binding on the Borrowers.

(c)          Making the Loans. (i) Each Lender shall deposit an amount equal to its Commitment with the Administrative Agent in the Administrative Agent Account in immediately available funds, not later than 12:00 p.m. (New York City time) on the Closing Date. Subject to the satisfaction of the conditions precedent set forth in Article V, the Administrative Agent shall make the proceeds of such amounts received by it available to the Borrowers not later than 3:00 p.m. (New York time) at the Administrative Agent’s office in San Francisco, California on the Closing Date and shall disburse such proceeds in an amount equal to $100,000,000 to the REIT in accordance with the written directions of the REIT and $130,000,000 to AHL in accordance with the written directions of AHL.

(ii)          All Loans under this Agreement shall be made by the Lenders simultaneously and proportionately to their Pro Rata Shares of the Commitments. The failure of any Lender to deposit the amount described in clause (i) above with the Administrative Agent on the Closing Date shall not relieve any other Lender of its obligations hereunder to make its Loan on the Closing Date. No Lender shall be responsible for any failure by any other Lender to perform its obligation to make a Loan hereunder nor shall the Commitment of any Lender be increased or decreased as a result of any such failure, and each Lender shall be obligated to make the Loans required to be made by it by the terms of this Agreement regardless of the failure by any other Lender.

2.02.      Repayment of Loans. The principal amount of the Loans shall be payable in full in Dollars on the Maturity Date.

2.03.	Evidence of Debt; Register; Lenders’ Books and Records; Notes.

(a)          Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of the Borrowers to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on Borrowers, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect the Borrowers’ Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b)          Notes. If so requested by any Lender by written notice to the Borrowers (with a copy to the Administrative Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, the applicable Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 13.01) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after such Borrower’s receipt of such notice) one or more promissory notes, each substantially in the form of Exhibit B attached hereto and made a part hereof (all such promissory notes and all amendments thereto, replacements thereof and substitutions therefor being collectively referred to as the “Notes”; and “Note” means any one of the Notes), in such denominations requested by such Lender to evidence such Lender’s Loan to such Borrower.

2.04.      Use of Proceeds of Loan. The proceeds of the Term A Loans and Term B Loans shall be used (i) to fund repurchase obligations (including, for the avoidance of doubt, early payment default claims) of the Borrowers, (ii) to satisfy margin calls from warehouse lenders, (iii) to fund loan originations, (iv) pay all transaction costs, expenses and fees incurred in connection with the Loan Documents, (v) to repay a portion of the outstanding amount under the REIT Repo Facility, and (vi) for general working capital and business purposes of Borrowers. The proceeds of the Term C Loans shall be used to repay the outstanding amount under the REIT Repo Facility.

2.05.      Authorized Officers, Employees and Administrative Agent. On the date hereof and from time to time thereafter, the Borrowers shall deliver to the Administrative Agent a certificate setting forth the names of the officers, employees and agents of the Borrower who are authorized to request Loans on behalf of the Borrowers, and containing a specimen signature of each such officer, employee or agent. The officers, employees and agents so authorized shall also be authorized to act for the Borrowers in respect of all other matters relating to the Loan Documents. The Administrative Agent shall be entitled to rely conclusively on each such officer’s, employee’s or agent’s authority to request the Loans and to act for the Borrowers until the Administrative Agent receives written notice to the contrary. In addition, the Administrative Agent shall be entitled to rely conclusively on any written notice purportedly sent to it by telecopy by any Borrower that it believes in good faith to have been sent by such Borrower. The Administrative Agent shall have no duty to verify the authenticity of the signature appearing on, or any telecopy or facsimile of, any written Notice of Borrowing or any other document, and, with respect to an oral request for such a Loan, the Administrative Agent shall have no duty to verify the identity of any person representing himself or herself as one of the officers, employees or agents authorized to make such request or otherwise to act on behalf of the Borrowers. The Administrative Agent and the Lenders shall not incur any liability to any Borrower or any other Person in acting upon any facsimile or telephonic notice referred to above which the Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized to borrow on behalf of such Borrower.

2.06.      Manner and Time of Payment. (a)  Payments. All payments of principal of and interest on the Loans and other Obligations (including, without limitation, fees and expenses) which are payable to the Administrative Agent or the Lenders shall be made without set-off, counterclaim, deduction or other defense, condition or reservation of right, in immediately available funds, deposited to the Administrative Agent Account not later than 11:00 a.m. (New York time) on the date due. Thereafter, payments received by the Administrative Agent shall be distributed to each Lender in accordance with its Pro Rata Share in accordance with the provisions of Section 2.06(c) on the date received, if received prior to 11:00 a.m., and on the next succeeding Business Day if received thereafter, by the Administrative Agent.

(b)         Except as provided in Section 2.01 hereof, if any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any Obligation in excess of its ratable share of payments on account of similar obligations obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in such similar obligations held by them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender of any interest or other amount paid by the purchasing Lender in respect of the total amount so recovered). Each Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.06 may, to the fullest extent permitted by law, exercise all of its rights (including the Lender's right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of such Borrower in the amount of such participation.

(c)         Apportionment of Payments. (i) Subject to the provisions of Section 2.06(c)(ii), all payments of principal and interest in respect of outstanding Loans and all payments of fees (other than as set forth in Section 4.01) and all other payments in respect of any other Obligation shall be allocated among the Lenders, in proportion to their respective Pro Rata Shares or otherwise as provided herein or, in respect of payments not made on account of Loans, as designated by the Person making payment at the time when such payment is made. All such payments and any other proceeds of Collateral or other amounts received by the Administrative Agent from or on behalf of the Borrower shall be promptly applied to pay all Obligations of the Borrower then due and payable.

(ii)        After the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and shall upon the acceleration of the Obligations pursuant to Section 10.01, apply all payments in respect of any Obligations and all proceeds of Collateral to the Obligations in the following order:

(A)	first, to pay Obligations in respect of any expense reimbursements,

indemnities or other liabilities then due to the Administrative Agent or the Collateral Agent;

(B)second, to pay Obligations in respect of any fees then due to the Agents and the Lenders;

(C)	third, to pay interest due in respect of the Loans;

(D)	fourth, to pay the principal outstanding on the Loans; and

(E)	fifth, to the ratable payment of all other Obligations;

provided, however, if sufficient funds are not available to fund all payments to be made in respect of any of the Obligations described in any of the foregoing clauses (A) through (E), the available funds being applied with respect to any such Obligations referred to in any one of such clauses shall be allocated to the payment of such Obligations in such clause ratably, based on the proportion of each Agent’s and each Lender’s interest in the aggregate outstanding Obligations described in such clauses.

(d) Payments on Non-Business Days. Whenever any payment to be made by the Borrower hereunder or under the Note is stated to be due on a day which is not a Business Day, the payment shall instead be due on the next succeeding Business Day, and any such extension of time shall be included in the computation of the payment of interest and fees hereunder.

2.07.Change of Control. Upon a Change of Control Event, the Lenders shall have the option (the “Change of Control Option”) to demand that the Borrowers pay any or all of the Loans. The Lenders may exercise such Change of Control Option at any time during the Change of Control Option Period by giving notice to the Borrowers that the Lenders are demanding that the Borrower repay the Loans. In the event that the Lenders give notice to the Borrowers that it is exercising the Change of Control Option with respect to a Change of Control at least fifteen (15) days prior to the consummation of the transaction causing such Change of Control, the Borrowers shall pay the Loans specified in such notice, together with the Change of Control Premium and all accrued and unpaid interest, on the date such Change of Control is consummated. In the event that the Lenders give notice to the Borrowers that it is exercising the Change of Control Option with respect to a Change of Control after the fifteenth day prior to the consummation of the transaction causing such Change of Control, the Borrowers shall pay the Loans specified in such notice, together with the Change of Control Premium and all accrued and unpaid interest, on the thirtieth Business Day following written demand for such payment.

ARTICLE III

PAYMENTS AND PREPAYMENTS

3.01.Prepayments of Loans. The Borrowers may prepay the Loans in whole upon at least five (5) Business Days’ prior written notice to the Administrative Agent provided that the Prepayment Fee, if any, is paid. Any notice of prepayment given to the Administrative Agent under this Section 3.01(a) shall specify (i) the date of prepayment, (ii) the aggregate principal amount of the prepayment, and (iii) the amount of the Prepayment Fee as calculated in accordance with Section 4.02(a). When notice of prepayment is delivered as provided herein, the principal amount of all Loans and the Prepayment Fee shall, if applicable, become due and payable on the prepayment date specified in such notice.

3.02.Taxes. (a) Payments Free and Clear of Taxes. Any and all payments by the Borrowers hereunder, under the Notes or under any other Loan Document shall be made free and clear of and without deduction or withholding for any and all present or future taxes, levies, imposts, duties, fees, deductions, charges or withholdings, and all interest, penalties, additions to tax and liabilities with respect thereto, excluding, in the case of each Agent and each Lender, taxes imposed on its net income, capital, profits or gains and franchise taxes imposed on it, in each case by (i) the United States, (ii) the Governmental Authority of the jurisdiction in which the Administrative Agent’s office is located or (iii) the Governmental Authority in which such Person is organized, managed, controlled or doing business, in each case including all political subdivisions thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities, being hereinafter referred to as “Taxes”). If the Borrowers shall be required by law to withhold or deduct any Taxes from or in respect of any sum payable hereunder, under the Notes or under any other Loan Document to any Lender, (t) such sum payable shall be increased as may be necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional sums payable under this Section 3.02) such Lender receives an amount equal to the sum it would have received had no such withholdings or deductions been made, (u) the Borrowers shall make such withholdings or deductions, and (v) the Borrowers shall pay the full amount withheld or deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)   Other Taxes. In addition, the Borrowers agree to pay any present or future stamp, value-added or documentary taxes or any other excise or property taxes, charges or similar levies which arise from and which relate directly to (i) any payment made under any Loan Document or (ii) the execution, delivery or registration of, or otherwise with respect to, this Agreement, the Notes or any other Loan Document (hereinafter referred to as “Other Taxes”).

(c)    Indemnification. The Borrowers will indemnify each Lender and each Agent against, and reimburse each on demand for, the full amount of all Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any Governmental Authority on amounts payable under this Section 3.02 and any additional income or franchise taxes resulting therefrom) incurred or paid by such Lender or such Agent (as the case may be) or any Affiliate of such Lender or Agent and any liability (including penalties, interest, and reasonable out-of-pocket expenses paid to third parties) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to any amount payable to any Person under this Section 3.02 submitted by such Person to the Borrowers shall, absent manifest error, be final, conclusive and binding upon all parties hereto. This indemnification shall be made within thirty (30) days from the date such Person makes written demand therefor and within thirty (30) days after the receipt of any refund of the Taxes or Other Taxes following final determination that the Taxes or Other Taxes which gave rise to the indemnification were not required to be paid, such Person shall repay to such Borrower the amount of such indemnity paid by such Borrower, net of all out-of-pocket expenses of Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that Borrower, upon the request of Agent or such Lender, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to Agent or such Lender in the event Agent or such Lender is required to repay such refund to such Governmental Authority. This Section 3.02(c) shall not be construed to require Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to Borrower or any other Person.

(d)	Withholding Exemptions.

(i)     Each Borrower hereby acknowledges and agrees that the Obligations pursuant to the Loans constitute registered obligations for United States withholding tax purposes. Each Lender that is a Non-U.S. Person (each, a “Non-U.S. Lender”) agrees that it will, not more than ten Business Days after the date such Non-U.S. Lender becomes a party to this Agreement (or designates a new lending office) deliver to Borrower and Agent two duly completed copies of

United States Internal Revenue Service Form W-8BEN or W-8IMY (in each case claiming eligibility of the Non-U.S. Lender for benefits of an income tax treaty to which the United States is a party), or United States Internal Revenue Service Form W-8ECI, or any subsequent versions thereof or successors thereto; or in the case of a Non-U.S. Lender claiming exemption from United States federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of portfolio interest, (x) a certificate of a duly authorized officer of such Non-U.S. Lender to the effect that such Non-U.S. Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a controlled foreign corporation receiving interest from a related person within the meaning of Section 881(c)(3)(C) of the Code (such certificate, an “Exemption Certificate”) and (y) two duly completed copies of United States Internal Revenue Service Form W-8BEN or W-8IMY, or applicable successor form, certifying as to such Non-U.S. Lender’s foreign status.

(ii)    Upon Borrower’s reasonable request and within a reasonable time after such Borrower’s request, each Lender that is a U.S. Person shall deliver to Borrower and Agent two copies of United States Internal Revenue Service Form W-9 (or applicable successor form) to establish that such Lender is entitled to receive all payments from Borrower hereunder and under any other Loan Document free and clear from withholding of United States federal income tax.

(iii)   Each Lender further undertakes to deliver to each of Borrower and Agent (x) renewals or additional copies of such form (or any successor form) on or before the date that such form expires or becomes obsolete, and (y) after the occurrence of any event requiring a change in the most recent forms so delivered by it, such additional forms or amendments thereto as may be reasonably requested by Borrower or Agent. Borrower hereby agrees that all forms, Exemption Certificates or amendments described in this Section 3.02(d), if properly completed and executed, shall evidence that such Lender is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes or, in the case of a Lender claiming treaty benefits, a reduced rate of deduction or withholding.

(iv)   If a Lender which is otherwise exempt from or subject to a reduced rate of withholding tax becomes subject to Taxes because of its failure to deliver a form required pursuant to this Section 3.02(d), Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

(v)    Any Lender, if requested by Borrower or Agent, shall deliver documentation prescribed by applicable law or reasonably requested by Borrower or Agent as will enable Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(e)    Receipts. Within thirty (30) days after the date of any written request by Administrative Agent of evidence of payment of Taxes or Other Taxes by the Borrowers, the Borrowers will furnish to the Administrative Agent the original or a certified copy of a receipt or other documentation reasonably satisfactory to the Administrative Agent evidencing payment thereof or a certificate of the Borrowers stating that no Taxes or Other Taxes are due and payable. The Borrowers will furnish to the Administrative Agent upon the Administrative Agent’s request from time to time a certificate stating that all Taxes and Other Taxes of which it is aware that are due have been paid and that no additional Taxes or Other Taxes of which it is aware are due.

(f)     Limitation. Any notice given by any Lender or other Person under this Section 3.02 shall be effective only if given within six months after such Lender or other Person becomes aware or should have become aware of the events giving rise to such notice.

(g)    Survival. The obligations of the Borrowers under this Section 3.02 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

3.03.Increased Capital. If after the date hereof any Lender determines that (i) the adoption or implementation of or any change in or in the interpretation or administration of any law or regulation or any guideline or request from any central bank or other Governmental Authority exercising jurisdiction, power or control over any Lender (whether or not having the force of law), compliance with which affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender and (ii) the amount of such capital is increased by or based upon the making or maintenance by any Lender of its Loans or other advances made hereunder or the existence of any Lender’s obligation to make Loans, then, in any such case, upon written demand by such Lender (with a copy of such demand to the Administrative Agent), the Borrowers agree to pay to the Administrative Agent for the account of such Lender within ten (10) Business Days of written demand therefor, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender or such corporation therefor. Such demand shall be accompanied by a statement certifying in reasonable detail as to the amount of such compensation and include a brief summary of the basis for such demand. Such statement shall be conclusive and binding for all purposes, in the absence of manifest error.

ARTICLE IV

INTEREST AND FEES

4.01.	Interest on the Loans and Other Obligations.

(a)    Rate of Interest. The outstanding principal amount of all Loans and the outstanding amount of all other Obligations shall bear interest on the unpaid amount thereof from the date such Loans are made and such other Obligations are due until such principal amount and such Obligations are paid in full at the rate per annum equal to the Applicable Interest Rate

(b)   Interest Payments. Interest accrued pursuant to Section 4.01(a) on the outstanding principal amount of the Loans shall be payable in arrears in Dollars on each Interest Payment Date. Interest accrued at the Default Rate shall be payable in arrears on demand in Dollars. Interest accrued on the principal balance of all other Obligations shall be payable on demand in Dollars.

(c)    Computation of Interest. Interest on the Loans and all other Obligations shall be computed on the basis of the actual number of days elapsed in the period during which interest accrues and a year of 360 days. In computing interest on any Loan, the date of the making of the Loan shall be included and the date of payment shall be excluded; provided, however, if a Loan is repaid on the same day on which it is made, one (1) day’s interest shall be paid on such Loan. Each Borrower hereby authorizes the Administrative Agent to, and the Administrative Agent may, charge the Loan Account with the amount of the interest due under this Section 4.01. The

Administrative Agent agrees to provide the Borrowers with a statement of the interest due; provided, however, failure to provide such statement shall not, under any circumstances or in any event, result in any liability whatsoever on the part of the Lenders or the Agents.

4.02.	Fees.

(a)    Prepayment Fee. If the Borrowers prepay the Term A Loans or the Term B Loans pursuant to Section 3.01(a), the Borrowers shall pay to the Administrative Agent, for the account of the Lenders in accordance with their respective Pro Rata Shares, an early termination fee (the “Prepayment Fee”) as follows: (i) if the prepayment occurs during the period from the Closing Date to the date which is the first anniversary of the Closing Date, an amount equal to seven percent (7%) of the amount of such prepayment, (ii) if the prepayment occurs during the period from the date which is the first anniversary of the Closing Date to the date which is the second anniversary of the Closing Date, an amount equal to seven percent (7%) of the amount of such prepayment, (iii) if the prepayment occurs during the period from the date which is the second anniversary of the Closing Date to the date which is the third anniversary of the Closing Date, an amount equal to five percent (5%) of the amount of such prepayment, (iv) if the prepayment occurs during the period from the date which is the third anniversary of the Closing Date to the date which is the fourth anniversary of the Closing Date, an amount equal to three percent (3%) of the amount of such prepayment, and (v) if the prepayment occurs during the period from the date which is the fourth anniversary of the Closing Date to the Maturity Date, an amount equal to zero. The Prepayment Fee shall be payable on the date such prepayment is made. For avoidance of doubt, no Prepayment Fee shall be payable in connection with prepayments under Section 9.08(b).

(b)   Payment of Fees. All fees specified or referred to herein due to the Administrative Agent or any Lender will be fully earned and nonrefundable when paid. Each Borrower hereby authorizes the Administrative Agent to, and the Administrative Agent may, charge the Loan Account with the amount of the fees or charges due under this Section 4.02.

ARTICLE V

CONDITIONS TO LOANS

5.01.Conditions Precedent to the Loans. The obligation of each Lender on the Closing Date to make its Loans shall be subject to the satisfaction of each of the following conditions precedent (unless waived in writing by each of the Lenders):

(a)    Documents. The Administrative Agent (on behalf of itself and the Lenders) shall have received, in form and substance reasonably satisfactory to the Administrative Agent, on or before the Closing Date all of the following:

(i)     this Agreement, the Notes, the Collateral Documents, the other Loan Documents and all other agreements, documents, instruments, certificates, opinions and corporate resolutions described in the List of Closing Documents, each duly executed where appropriate and in form and substance satisfactory to the Lenders and in sufficient copies for each of the Lenders; and

(ii)    such additional documentation as the Administrative Agent and any Lender may reasonably request.

(b)   Collateral; Perfection of Liens. The Administrative Agent shall have received complete and accurate information from Holdings and its Subsidiaries with respect to the name and the location of the principal place of business and chief executive office for each Loan Party; all necessary UCC financing statements shall have been filed and all other filings and recordings shall have been made; all filing and recording fees and taxes shall have been paid or duly provided for. The Administrative Agent shall be satisfied that all Liens granted to the Collateral Agent with respect to all Collateral are valid and effective and all material Liens shall be perfected and of first priority (and a second priority Lien on the assets secured by the JPMorgan Facility). All certificates representing Equity Interests included in the Collateral shall have been delivered to the Collateral Agent (with duly executed stock powers, as appropriate) and all instruments included in the Collateral shall have been delivered to the Collateral Agent (duly endorsed to the Administrative Agent). The Administrative Agent shall be satisfied that the Collateral Agent has a first priority Lien on Residuals of the REIT with a Residual Value of at least $150,000,000.

(c)    No Legal Impediments. Except as disclosed on Schedule 5.01(c), no law, regulation, order, judgment or decree of any Governmental Authority shall, and the Administrative Agent shall not have received any notice that any action, suit, investigation, litigation or proceeding is pending or overtly threatened in any court or before any arbitrator or Governmental Authority which shall, (i) purport to enjoin, prohibit, restrain or otherwise affect the making of the Loan or to materially impair the Collateral or (ii) that has resulted or could reasonably be expected to impose or result in the imposition of a Material Adverse Effect.

(d)   Consents. Each Loan Party shall have received all consents and authorizations required pursuant to any material Contractual Obligation with any other Person and shall have obtained all consents and authorizations of, and effected all notices to and filings with, any Governmental Authority, in each case, as may be necessary to allow such Loan Party, lawfully and without risk of rescission, (i) to execute, deliver and perform, in all material respects, its obligations under each Loan Document to which it is, or is to be, a party and each other agreement or instrument to be executed and delivered by it pursuant thereto or in connection therewith and (ii) to consummate the transactions contemplated by the Loan Documents.

(e)    Compliance. Each Loan Party shall be in compliance with all Requirements of Law except that which (i) could not reasonably be expected to result in a Material Adverse Change or (ii) has been disclosed on Schedule 5.01(e) attached hereto.

(f)     No Change in Condition. Except as set forth in Schedule 5.01(f) attached hereto, no material adverse change in the business, financial performance, assets, operations, prospects, or condition (financial or otherwise) of Holdings and its Subsidiaries shall have occurred since December 31, 2006.

(g)    Fees and Expenses Paid. There shall have been paid to the Administrative Agent all reasonable reimbursement for all legal, tax and regulatory costs and expenses (including, without limitation, fees and expenses of counsel to the Agents) on work performed through the date hereof and work to be performed through the Closing Date due and payable on or before the Closing Date up to a maximum of $1,500,000.

(h)    JPMorgan Financing. JPMorgan shall have entered into the Intercreditor Agreement with the Agents, in form and substance satisfactory to the Administrative Agent,

pursuant to which JPMorgan shall have (i) consented to a second lien by the Collateral Agent on the same assets that are securing the JPMorgan Facility, (ii) agreed to cap the outstanding amount under the servicing rights financing to $49,000,000, and (iii) waived all defaults under the JPMorgan Facility.

(i)     REIT Repo Facility. The REIT Repo Facility with Bear Stearns International Limited shall have been terminated.

(j)     Warehouse Facility. The Administrative Agent shall be satisfied that (A) the Borrowers have access to and availability under warehouse facilities from either existing warehouse lenders that have waived all existing defaults under their respective warehouse facilities on terms and conditions satisfactory to the Agent or new warehouse lenders under new warehouse facilities containing terms and conditions satisfactory to the Administrative Agent and (B) the Borrowers have availability and the right to borrow at least $750,000,000 under the warehouse facilities referred to in clause (A).

(k)   Legal Opinions. The Administrative Agent shall have received legal opinions from counsel for the Loan Parties as further specified on the List of Closing Documents, in form and substance satisfactory to the Administrative Agent.

(l)     REIT Opinion. The Administrative Agent shall have received fully and validly executed copies of (i) the REIT Opinion and (ii) the Ownership Limitation Exemption.

(m)  Financial Statements. Holdings will represent to the Administrative Agent and the Lenders that, to the best of its knowledge, Holdings’ 2006 10-K, when filed, will not contain any material changes, except as disclosed on Schedule 5.01(m) attached hereto, from the draft previously provided, other than (i) to reflect the approximately $150,000,000 loss on sale of loans, (ii) the write down of Holdings’ deferred tax asset, (iii) the creation and write-off of goodwill related to the Aames Acquisition, (iv) the inclusion of a going concern qualification in Grant Thornton’s audit opinion, and (v) a material weakness relating to AHL controls relating to non-recurring transactions, such as an acquisition.

(n)    Financial Information. The Borrowers shall have delivered to the Administrative Agent and the Lenders (i) an unaudited consolidated balance sheet of AHL and its Subsidiaries dated not earlier than two days prior to the Closing Date showing tangible net worth of not less than $275,000,000 as of such date and (ii) a certificate of the principal financial officer of AHL certifying as to such balance sheet and neither Holdings nor any of its subsidiaries has knowledge after reasonable inquiry or is aware of any information or other matter that would make the financial information set forth therein materially inaccurate or incomplete. Such unaudited consolidated balance sheet shall reflect the items disclosed in clauses (i), (ii) and (iii) of Section 5.01(m) above.

(o)   Warrants. The Administrative Agent shall have received the Warrants and the Investor Rights Agreement, each in form and substance satisfactory to the Administrative Agent.

(p)   Cash Collateral. Concurrent with the funding of the Loans, AHL shall have deposited $30,000,000 into the AHL Deposit Collateral Account.

(q)   No Default. No Event of Default or Default shall have occurred and be continuing or would result from the making of the Loans requested to be made on the Closing Date.

(r)    Representations and Warranties. All of the representations and warranties contained in Section 6.01 and in the other Loan Documents shall be true and complete in all material respects on and as of the Closing Date, both before and immediately after giving effect to the making of the Loans.

(s)    The Administrative Agent and the Lenders shall have received fully and validly executed copies of (i) the REIT Opinion and (ii) the Ownership Limitation Exemption.

(t)	Closing Date. The Closing Date shall have occurred prior to April 2, 2007.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.01.Representations and Warranties. In order to induce the Lenders to enter into this Agreement and to make the Loans, Holdings and each Borrower hereby represents and warrants as follows:

(a)    Organization, Good Standing, Etc. Each Loan Party (i) is duly organized, validly existing and, to the extent applicable in such jurisdiction, in good standing under the laws of its jurisdiction of organization or formation as identified in Schedule 6.01(a), (ii) has all requisite power and authority to conduct its business as now conducted and as presently contemplated and to make the borrowings hereunder, and to execute and deliver each Loan Document to which it is a party, and to consummate the transactions contemplated thereby, and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to so qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)   Authority. (i) Each Loan Party has the requisite power and authority to execute, deliver and perform each of the Loan Documents to which it is a party.

(i)     No other action or proceeding on the part of any Loan Party is necessary to execute, deliver and perform each of the Loan Documents to which it is a party or to consummate the transactions contemplated thereby.

(ii)    Each of the Loan Documents to which any Loan Party is a party has been duly executed and delivered by such Loan Party and constitutes the legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity relating to enforceability (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)    No Conflict. The execution, delivery and performance by each Loan Party of each Loan Document to which it is a party and the consummation of the transactions contemplated thereby do not and will not (i) conflict with the Governing Documents of such

Loan Party, (ii) violate any Requirements of Law or any material Contractual Obligation of such Loan Party, or (iii) result in or require the creation or imposition of any Lien whatsoever upon any of the property or assets of such Loan Party other than the liens in favor of the Collateral Agent as contemplated herein.

(d)   Capitalization. On the Closing Date, the issued and outstanding Equity Interests of each Loan Party are as set forth on Schedule 6.01(d)(i). All of the issued and outstanding Equity Interests of each Loan Party have been validly issued and are fully paid and nonassessable, and except as set forth on Schedule 6.01(d)(ii), the holders thereof are not entitled to any preemptive, first refusal or other similar rights. Except as set forth on Schedule 6.01(d)(iii), there are no plans or arrangements in existence relating to the issuance of Equity Interests of a Loan Party. Except as set forth on Schedule 6.01(d)(iv), there are (1) no outstanding debt or equity securities of a Loan Party and no outstanding obligations of a Loan Party convertible into or exchangeable for, or warrants, options or other rights for the purchase or acquisition from such Loan Party, or other obligations of such Loan Party to issue, directly or indirectly, any Equity Interests of any such Person, and (2) no “phantom stock” rights, “stock appreciation rights” or other rights whose value is determined with respect to the income or capital appreciation of a Loan Party.

(e)    Subsidiaries. Schedule 6.01(e) sets forth the ownership interest of each Loan Party in its Subsidiaries as of the Closing Date.

(f)     Consents. The execution, delivery and performance by each Loan Party of each Loan Document to which it is a party and the consummation of the transactions contemplated thereby do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by any Governmental Authority or any other Person.

(g)    Financial Position of the Loan Parties. All financial statements, pro forma balance sheets and other financial information delivered to the Administrative Agent are fairly stated in all material respects. The foregoing financial statements and pro forma balance sheets were prepared in conformity with GAAP. No Loan Party has any contingent liability or liability for any Taxes, long-term leases or commitments, not reflected in the foregoing financial statements which will have or is reasonably likely to have a Material Adverse Effect.

(h)    Adverse Proceedings. Except as set forth on Schedule 6.01(h), there are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 6.01(h), no Loan Party (i) is in material violation of any Requirements of Law (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change, or (ii) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(i)     No Material Adverse Effect. Except as disclosed on Schedule 5.01(m), since December 31, 2006, there has occurred no event which has had or is reasonably likely to have a Material Adverse Effect.

(j)     Payment of Taxes. All tax returns and material reports regarding taxes required to be filed by Holdings and its Subsidiaries have been timely filed (other than pursuant to applicable extensions) and all taxes, assessments, fees and other governmental charges shown on such returns have been paid when due and payable, except such taxes, if any, as are reserved against in accordance with GAAP and are being contested in good faith by appropriate proceedings.

(k)   Performance. Except as disclosed in a Schedule 6.01(k), no Loan Party has received notice, or has knowledge, that it is in default in the performance, observance or fulfillment of any material Contractual Obligations applicable to it.

(l)     Disclosure. The representations and warranties of each Loan Party contained in the Loan Documents and all certificates and other documents delivered pursuant to the terms thereof, to such Loan Party’s knowledge, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading in any material respect. No Loan Party has intentionally withheld any fact from any Agent or Lender with regard to any matter which will have or is reasonably likely to have a Material Adverse Effect.

(m)  Requirements of Law. Except as set forth on Schedule 6.01(m), each Loan Party is in compliance in all material respects with all Requirements of Law applicable to it and its business.

(n)    Environmental Matters. Each Loan Party and its operations and Property comply in all respects with all applicable Environmental Laws, except where noncompliance has not resulted or would not be reasonably likely to have a Material Adverse Effect. Each Loan Party has obtained all Permits necessary under Environmental Laws for its operations and Property and all such Permits are in good standing and such Loan Party is in compliance with all terms and conditions of such Permits except, in each case or in the aggregate, such as has not resulted or would not be reasonably likely to have a Material Adverse Effect. No Loan Party nor its operations is subject to any order from or written settlement agreement with any Governmental Authority or private party or any judicial or administrative proceeding or investigation respecting any Environmental Law, except for any such order or written settlement agreement under which neither the Loan Party nor its operations have any outstanding obligations. No Loan Party nor its operations is subject to any Remedial Action or other Liabilities and Costs arising from the Release, at levels in excess of standards or objectives established by applicable Environmental Laws or applicable guidelines issued by Governmental Authorities, or threatened Release of Hazardous Material into the indoor or outdoor environment except such as has not resulted or would not be reasonably likely to have a Material Adverse Effect. No Loan Party has filed any notice under any Requirement of Law indicating treatment, storage or disposal of a hazardous waste, as that term is defined under 40 CFR Part 261 or any applicable state equivalent except such as has not resulted or would not be reasonably likely to have a Material Adverse Effect. No Loan Party has filed any notice under applicable Requirement of Law reporting a Release of Hazardous Materials into the indoor or outdoor environment except such as has not resulted or would not be reasonably likely to have a Material Adverse Effect. No Environmental Liens have attached to any Property of any Loan Party securing any obligations. No Loan Party has received any written notice or claim to the effect that it is or may be liable to any Person as a result of the Release or threatened Release of Hazardous Materials into the indoor or outdoor environment except such as has not resulted or would not be reasonably likely to have a Material Adverse Effect.

(o)   Securities Activities. Neither Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Loan will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(p)   Government Regulation. No Loan Party is subject to regulation under the (i) Public Utility Holding Company Act of 1935, as amended, or, as the case may be, the Public Utility Holding Company Act of 2005, enacted as part of the Energy Policy Act of 2005, Pub. L. No. 109-58 as codified at §§ 1261 et seq., and the regulations adopted thereunder, as amended, (ii) the Federal Power Act, (iii) the Investment Company Act of 1940 or (iv) under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

(q)   Solvency. Each Loan Party is and, upon the incurrence of the Obligations by such Loan Party, will be, Solvent.

(r)    Patents, Trademarks, Permits. Except as set forth on Schedule 6.01(r), each Loan Party owns, is licensed or otherwise has the lawful right to use the permits and other governmental approvals, patents, trademarks, trade names, copyrights, technology, know-how and processes necessary and sufficient for the conduct of its business as currently conducted which are material to its condition (financial or otherwise), operations, performance and prospects, except for “off-the-shelf” software. There are no claims pending or, to such Loan Party’s knowledge, overtly threatened that such Loan Party is infringing or otherwise adversely affecting the rights of any Person with respect to such permits and other governmental approvals, patents, trademarks, trade names, copyrights, technology, know-how and processes, except for such claims and infringements as do not, in the aggregate, give rise to any liability on the part of such Loan Party which has or is reasonably likely to have a Material Adverse Effect.

(s)    Assets and Properties. Each Loan Party has good and marketable title to all of its assets and property (tangible and intangible), and all such assets and property are free and clear of all Liens, other than the Permitted Liens and the Liens in favor of the Collateral Agent as contemplated herein.

(t)     Material Agreements. Schedule 6.01(t)(1) contains a complete and accurate list of all the material Contractual Obligations in effect on the Closing Date, and except as set forth on Schedule 6.01(t)(2), all such material Contractual Obligations are in full force and effect and no defaults currently exist thereunder as of the Closing Date.

(u)    No Default. Except as set forth on Schedule 6.01(k), no Loan Party is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except, in each case, where such default or defaults, if any, could not reasonably be expected to result in a Material Adverse Effect.

(v)    Insurance. The policies of insurance maintained by or for the benefit of the Loan Parties set forth on Schedule 6.01(v) have been previously made available to the Administrative Agent prior to the Closing Date and are in full force and effect and are of a nature and provide such coverage as is customarily carried by businesses of equivalent size and character of Holdings and its Subsidiaries, taken as a whole, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons.

(w)  Real Property. Set forth on Schedule 6.01(w) is a complete and accurate list, as of the Closing Date, of the addresses of all real property owned or leased by any Loan Party, together with, in the case of leased property, the name and mailing address of the lessor of such property.

(x)     Pension Plans. Except as set forth on Schedule 6.01(x), during the twelve-consecutive-month period prior to the date of the execution and delivery of this Agreement or the making of any Loan, (i) no steps have been taken to terminate any Pension Plan and (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which is reasonably expected to result in the incurrence by the Borrower of any material liability, fine or penalty. All contributions (if any) have been made to any Multiemployer Pension Plan that are required to be made by the Borrower or any other member of the Controlled Group under the terms of the plan or of any collective bargaining agreement or by applicable law; neither the Borrower nor any member of the Controlled Group has withdrawn or partially withdrawn from any Multiemployer Pension Plan, incurred any withdrawal liability with respect to any such plan or received notice of any claim or demand for withdrawal liability or partial withdrawal liability from any such plan, and no condition has occurred which, if continued, might result in a withdrawal or partial withdrawal from any such plan; and neither the Borrower nor any member of the Controlled Group has received any notice that any Multiemployer Pension Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code, that any such plan is or may be terminated, or that any such plan is or may become insolvent.

(y)    Employee and Labor Matters. There is (i) no unfair labor practice complaint pending or, to any Loan Party’s knowledge, threatened against such Loan Party before any Governmental Authority and no grievance or arbitration proceeding pending or, to such Loan Party’s knowledge, threatened against such Loan Party which arises out of or under any collective bargaining agreement, (ii) no strike, labor dispute, slowdown, stoppage or similar action or grievance pending or, to any Loan Party’s knowledge, threatened against such Loan Party and (iii) to any Loan Party’s knowledge, no union representation question existing with respect to the employees of such Loan Party and no union organizing activity taking place with respect to any of the employees of any of them, that, in the case of (i), (ii) and (iii) would reasonably be expected to have a Material Adverse Effect.

(z)    Security Interests. Each Collateral Document creates in favor of the Collateral Agent, for the ratable benefit of the Lenders, the Administrative Agent and the Collateral Agent,

a legal, valid and enforceable security interest in the Collateral secured thereby, free of all Liens except for the Permitted Liens.

(aa) Certain Fees. No broker’s or finder’s fee or commission will be payable with respect to this Agreement or any of the transactions contemplated hereby other than payments to Bear Stearns International Limited and Friedman, Billings, and Ramsey.

(bb) Patriot Act. To the extent applicable, each Loan Party is in compliance, in all material respects, with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the Untied States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001). No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(cc) Section 856 Trust Status. The REIT, (i) for all taxable years commencing with the REIT’s taxable year ending December 31, 2004 through December 31, 2006, has been subject to taxation as a real estate investment trust (a “Section 856 Trust”) within the meaning of Section 856 of the Code and has been organized and operated in conformity with the requirements for qualification and taxation as a Section 856 Trust for such years, (ii) has operated since December 31, 2006 to the date hereof in a manner that will permit it to qualify as a Section 856 Trust for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a Section 856 Trust for the 2007 taxable year and subsequent years. The REIT has not received any notice that a challenge to the REIT’s status as a Section 856 Trust is pending or threatened.

(dd) Debt to Adjusted Tangible Net Worth Ratio. After giving effect to the incurrence of the Loans by the Borrowers, the Debt to Adjusted Tangible Net Worth Ratio (as defined in the JPMorgan Facility) of Holdings and its Subsidiaries will not exceed 17:00 to 1:00.

ARTICLE VII

REPORTING COVENANTS

Holdings and the Borrowers covenant and agree until payment in full of the Obligations:

7.01.Financial Statements. Holdings and its Subsidiaries shall maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP, and each of the financial statements described below shall be prepared from such system and records. Holdings and the Borrowers shall deliver or cause to be delivered to the Administrative Agent:

(a)    Monthly Reports. Promptly when available and in any event within thirty (30) days after the end of each fiscal month, consolidated balance sheets of Holdings and its Subsidiaries at the end of such fiscal month, together with consolidated statements of earnings and cash flows for such fiscal month and for the period beginning with the first day of such Fiscal Year and ending on the last day of such fiscal month, together with a comparison with the corresponding period of the previous Fiscal Year and, with respect to the statements of earnings and cash flows, a comparison with the budget for such period of the current Fiscal Year and a description of the material variances and the reasons for such variances, certified by the principal financial officer, the controller or the treasurer of Holdings.

(b)   Quarterly Reports. Promptly when available and in any event within forty-five (45) days after the end of each fiscal quarter (except the last fiscal quarter of each Fiscal Year), consolidated balance sheets of Holdings and its Subsidiaries as of the end of such fiscal quarter, together with consolidated statements of earnings and cash flows for such fiscal quarter and for the period beginning with the first day of such Fiscal Year and ending on the last day of such fiscal quarter, together with a comparison with the corresponding period of the previous Fiscal Year and, with respect to the statements of earning and cash flows, a comparison with the budget for such period of the current Fiscal Year and a description of the material variances and the reasons for such variances, certified by the principal financial officer, the controller or the treasurer of Holdings.

(c)    Annual Reports. Promptly when available and in any event within ninety (90) days after the close of each Fiscal Year (other than Fiscal Year 2006 which shall be delivered to the Administrative Agent when Holdings files its annual report for Fiscal Year 2006 with the Securities Exchange Commission): a copy of the annual audited report of Holdings and its Subsidiaries for such Fiscal Year, including therein consolidated balance sheets and consolidated statements of earnings and cash flows of Holdings and its Subsidiaries as of the end of such Fiscal Year, fairly and accurately presenting the financial condition of Holdings and its Subsidiaries as at such date and the results of operations of Holdings and its Subsidiaries for such fiscal year and setting forth in each case in comparative form the corresponding figures for the corresponding period of the preceding fiscal year and, with respect to the statements of earnings and cash flow, a separate document providing a description of the material variances and the reasons for such variances, all in reasonable detail, prepared in accordance with GAAP consistently applied, with such financial statements audited by independent certified public accountants at the end of such Fiscal Year, certified without qualification (except for the items disclosed on Schedule 7.01(c) with respect to Fiscal Year 2006) by Grant Thornton or other independent auditors of recognized standing selected by Holdings and reasonably acceptable to the Administrative Agent, together with a written statement from such accountants to the effect that in making the examination necessary for the signing of such annual audit report by such accountants, nothing came to their attention that caused them to believe that the Loan Parties were not in compliance with any provision of this Agreement insofar as such provision relates to accounting matters or, if something has come to their attention that caused them to believe that the Loan Parties were not in compliance with any such provision, describing such non-compliance in reasonable detail.

(d)   Compliance Certificates. Contemporaneously with the furnishing of a copy of each annual audited report pursuant to Section 7.01(c) and each set of quarterly statements pursuant to Section 7.01(b), a duly completed compliance certificate in the form of Exhibit D, attached hereto and made a part hereof (the “Compliance Certificate”), with appropriate insertions, dated the date of such annual report or such quarterly statements and signed by the principal financial officer, the controller or the treasurer of Holdings, containing (i) a computation of the financial covenants set forth in Section 9.08 and to the effect that such officer has not become aware of any Event of Default or Default that has occurred and is continuing or, if there is any such event, describing it and the steps, if any, being taken to cure it, and (ii) a written statement of Holdings’ management setting forth a discussion of Holdings’ financial condition, changes in financial condition and results of operations.

(e)    Management Reports. Promptly upon receipt by Holdings or any other Loan Party, copies of all detailed financial and management reports submitted to Holdings or such Loan Party by independent auditors in connection with each annual or interim audit made by such auditors of the books of Holdings or such Loan Party.

(f)     Business and Financial Plan. As soon as practicable, and in any event within thirty (30) days prior to the beginning of each Fiscal Year, a business and financial plan, a marketing and business plan for the Borrowers for such Fiscal Year (including an operating budget) prepared in a manner consistent with the projections delivered by the Borrowers to the Administrative Agent on or prior to the Closing Date or otherwise in a manner reasonably satisfactory to the Administrative Agent, accompanied by a certificate of the principal financial officer, the controller or the treasurer of the Borrower to the effect that (i) such projections were prepared by the Borrowers in good faith, (ii) the Borrowers have a reasonable basis for the assumptions contained in such projections and (iii) such projections have been prepared in accordance with such assumptions.

7.02.Notice of Default, Litigation and ERISA Matters. Promptly upon knowledge of any of the following, the Borrowers shall deliver or cause to be delivered to the Administrative Agent written notice describing the same and the steps being taken by the Loan Party affected thereby with respect thereto:

(a)	the occurrence of a Default or an Event of Default;

(b)   (i) within five (5) Business Days from knowledge thereof, any litigation, arbitration or governmental investigation or proceeding not previously disclosed by the Borrowers to the Administrative Agent which has been instituted or, to the knowledge of any Loan Party, is threatened in writing against any Loan Party or to which any of the properties of any thereof is subject which, if decided adversely against such Loan Party might reasonably be expected to have a Material Adverse Effect within thirty (30) days and (ii) on the tenth day of each month, all litigation, arbitration or governmental investigation or proceeding not previously disclosed by the Borrowers to the Administrative Agent which has been instituted or, to the knowledge of any Loan Party, is threatened in writing against any Loan Party or to which any of the properties of any thereof is subject which involves an amount in controversy in excess of $5,000,000;

(c)    within five (5) Business Days from knowledge thereof, the institution of any steps by any member of the Controlled Group or any other Person to terminate any Pension Plan, or the failure of any member of the Controlled Group to make a required contribution to any Pension Plan (if such failure is sufficient to give rise to a Lien under Section 302(f) of ERISA) or to any Multiemployer Pension Plan, or the taking of any action with respect to a Pension Plan which could result in the requirement that the Borrower furnish a bond or other security to the Pension Benefit Guaranty Corporation or such Pension Plan, or the occurrence of any event with respect to any Pension Plan or Multiemployer Pension Plan which is reasonably likely to result in the incurrence by any member of the Controlled Group of any material liability, fine or penalty (including any claim or demand for withdrawal liability or partial withdrawal from any Multiemployer Pension Plan), or any material increase in the contingent liability of any Loan

Party with respect to any post-retirement welfare plan benefit, or any notice that any Multiemployer Pension Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax, that any such plan is or has been funded at a rate less than that required under Section 412 of the Code, that any such plan is or may be terminated, or that any such plan is or may become insolvent;

(d)   any cancellation or material change in any insurance maintained by any Loan Party; or

(e)    any other event (including, but not limited to the enactment or effectiveness of any law, rule or regulation) which might reasonably be expected to have a Material Adverse Effect.

7.03.Other Information. Promptly, and in any case within ten (10) Business Days after receiving a request therefor from the Administrative Agent or the Required Lenders, the Borrowers shall prepare and deliver, or cause to be prepared and delivered, to the Administrative Agent and the Lenders such other information as from time to time may be reasonably requested by the Administrative Agent or the Required Lenders.

ARTICLE VIII

AFFIRMATIVE COVENANTS

Holdings and the Borrowers covenant and agree until payment in full of the Obligations:

8.01.Existence, etc. Each Loan Party shall at all times maintain its existence and preserve and keep, or cause to be preserved and kept, in full force and effect its rights and franchises material to its businesses except where the loss or termination of such rights and franchises does not have or is not likely, individually or in the aggregate, to have a Material Adverse Effect.

8.02.Powers; Conduct of Business. Each Loan Party shall qualify and remain qualified to do business in each jurisdiction in which the nature of its business requires it to be so qualified except for those jurisdictions where failure to so qualify does not have or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

8.03.Compliance with Laws, etc. Each Loan Party shall (a) except as set forth on Schedule 5.01(e), comply with all Requirements of Law and all restrictive covenants affecting such Loan Party or its business, property, assets or operations and (b) obtain as needed all Permits necessary for its operations and maintain such Permits in good standing, except in the case where noncompliance with either clause (a) or (b) above does not have or is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

8.04.Payment of Taxes and Claims. Each Loan Party shall pay (a) all taxes, assessments and other governmental charges imposed upon it or on any of its properties or assets or in respect of any of its franchises, business, income or property before any penalty or interest accrues thereon, and (b) all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which have become due and payable prior to the same becoming subject to a Lien upon any of such Person’s properties or assets and prior to the time when any penalty or fine shall be incurred with respect thereto; provided, however, that no such taxes, assessments and governmental charges referred to in clause (a) above or claims referred to in clause (b) above need be paid if being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if adequate reserves shall have been set aside therefor in accordance with GAAP; provided, further, however, that each Loan Party shall promptly pay or cause to be paid any valid judgment enforcing any such taxes and cause the same to be satisfied of record.

8.05.Insurance. (a) Each Loan Party shall maintain with financially sound and reputable insurers, reasonably satisfactory to the Agents, insurance against such liabilities referred to in Section 6.01(v) in the amount set forth on Schedule 6.01(v) in the policies provided on such Schedule and made available to the Administrative Agent prior to the Closing Date or such higher amounts as is customary at the time; and, upon request of the Administrative Agent, furnish to the Administrative Agent a certificate setting forth in reasonable detail the nature and extent of all insurance maintained by the Loan Parties.

8.06.Books and Records; Inspection of Property; Discussions. Each Loan Party shall keep its books and records in accordance with sound business practices sufficient to allow the preparation of financial statements in accordance with GAAP. Each Loan Party shall permit at any reasonable time and with reasonable notice (or at any time without notice if an Event of Default exists), the Administrative Agent and its representatives (i) to inspect the properties and operations of such Loan Party, (ii) to visit any or all of its offices, (iii) to discuss its financial matters with its officers and its independent auditors (and such Loan Party hereby authorizes such independent auditors to discuss such financial matters of such Loan Party with the Administrative Agent or any representative thereof), (iv) to examine (and, at the expense of such Loan Party, photocopy extracts from) any of its books or other records, (v) to perform appraisals with respect to the Collateral, and (vi) to inspect, audit, check and make copies of and extracts from the books, records, computer data, computer programs, journals, orders, receipts, correspondence and other data relating to the Collateral. The Borrowers shall pay the reasonable costs and expenses of the Administrative Agent for up to two (2) such inspections, visits, appraisals and audits made by the Administrative Agent or its representatives during each Fiscal Year, provided, however, if an Event of Default has occurred and is continuing, the Borrowers shall pay all reasonable costs and expenses of the Administrative Agent for all such inspections, visits, appraisals and audits made by the Administrative Agent or its representative during the continuance of an Event of Default.

8.07.ERISA Compliance. Each Loan Party shall, and shall cause to the best of its ability, each ERISA Affiliate to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

8.08.Maintenance of Properties. Each Loan Party shall maintain and preserve all of their properties which are necessary or material in the proper conduct of their business in good working order and condition, ordinary wear and tear excepted, and comply in all material respects with the provisions of all material leases to which each of them is a party as lessee or under which each of them occupies property, so as to prevent any material loss or forfeiture thereof or thereunder.

8.09.Maintenance of Licenses, Contracts, Permits, Intellectual Property, etc. Each Loan Party shall maintain in full force and effect all material licenses, permits, governmental approvals, franchises, contract rights, authorizations or other material rights necessary for the operation of its business, and each Loan Party shall notify the Administrative Agent, promptly after learning thereof, of the suspension, cancellation, revocation or discontinuance of or of any pending or overtly threatened action or proceeding seeking to suspend, cancel, revoke or discontinue any material license, permit, governmental approval, franchise authorization or right. Each Loan Party shall maintain in full force and effect, and pay all costs and expenses relating to, all of its intellectual property that is material to its business; and each Loan Party shall aggressively pursue in the infringement by any Person of its intellectual property if, in the absence of any such action, such infringement is reasonably likely to have a Material Adverse Effect.

8.10.Condemnation. Immediately upon learning of the institution of any proceeding for the condemnation or other taking of any of the owned or leased real property of any Loan Party which would reasonably be expected to have a Material Adverse Effect, such Loan Party shall notify the Administrative Agent of the pendency of such proceeding, and permit the Administrative Agent to participate in any such proceeding, and from time to time will deliver to the Administrative Agent all instruments reasonably requested by the Administrative Agent to permit such participation.

8.11.Change in Collateral; Collateral Records. Each Loan Party shall (i) give the Administrative Agent and the Collateral Agent not less than thirty (30) days’ prior written notice of any change in the location of any Collateral from the locations set forth on Schedule 8.11, (ii) advise the Collateral Agent promptly, in sufficient detail, of any change which would reasonably be expected to have a Material Adverse Effect relating to the value of the Collateral or the Lien granted thereon and (iii) execute and deliver to the Collateral Agent for the benefit of the Lenders from time to time, solely for the Collateral Agent’s convenience in maintaining a record of Collateral, such written statements and schedules, maintained by such Loan Party in the ordinary course of business, as the Collateral Agent may reasonably require, designating, identifying or describing the Collateral.

8.12.Further Assurances. Each Loan Party shall take such actions as are necessary or as the Administrative Agent or Collateral Agent may reasonably request from time to time (including the execution and delivery of guaranties, security agreements, pledge agreements, mortgages, deeds of trust, financing statements and other documents, the filing or recording of any of the foregoing, and the delivery of stock certificates and other collateral with respect to which perfection is obtained by possession) to ensure that the Obligations are secured by substantially all of the assets of such Loan Party.

8.13.Warehouse Facility. The Borrowers will use best efforts to enter into a committed warehouse facility, which is not a repurchase facility and is acceptable to the Administrative Agent, such acceptance not to be unreasonably withheld, within the sixty (60) days immediately following the Closing Date. The Borrowers agree that 50% of the Dollar amount of all new loan originations will go into such committed warehouse facility.

8.14.REIT Status. The REIT shall maintain its status as a domestic trust or corporation that qualifies as a real estate investment trust under the provisions of Sections 856, et seq. of the Internal Revenue Code.

8.15.REIT Replacement Repo Facility. The REIT shall use its best efforts to enter into a REIT Replacement Repo Facility, the proceeds of which shall repay the aggregate outstanding principal amount of the Term C Loans.

ARTICLE IX

NEGATIVE COVENANTS

Holdings and the Borrowers covenant and agree until payment in full of the Obligations:

9.01.Indebtedness. No Loan Party shall, directly or indirectly, create, incur, assume or otherwise become or remain liable with respect to any Indebtedness, except:

(a)	the Obligations;

(b)   Hedging Obligations incurred for bona fide hedging purposes and not for speculation;

(c)    Indebtedness under facilities existing on the Closing Date as set forth on Schedule 9.01 in amounts up to the committed amounts under such facilities;

(d)   Capital Leases and purchase money Indebtedness incurred by a Loan Party to finance the acquisition of fixed assets in an aggregate amount not to exceed $5,000,000 at any time;

(e)    any Qualified Securitization Transaction that is non recourse (other than recourse traditionally given in securitization transactions, such as in respect of breaches of representations and warranties and servicing covenants) to Holdings and its Subsidiaries;

(f)     any warehouse facility, the terms and conditions of which are either (i) satisfactory to the Administrative Agent (provided that if the Administrative Agent does not respond within three Business Days from the date documents with respect to such transaction have been delivered to the Administrative Agent, the Administrative Agent shall have been deemed to have consented) or (ii) substantially similar to a warehouse facility that has been previously approved by the Administrative Agent in writing;

(g)    Indebtedness in respect of performance, surety or appeal bonds provided in the ordinary course of business; and

(h)    intercompany Indebtedness of Holdings or any Subsidiary of Holdings owing to another Loan Party provided that that such intercompany Indebtedness shall not exceed such amounts incurred in the ordinary course of business consistent with past practices.

9.02.Mergers, Consolidations, Sales. No Loan Party (other than Holdings) shall be a party to any merger, consolidation or sale of all or substantially all of the assets, or purchase or otherwise acquire all or substantially all of the assets or any stock of any class of, or any partnership or joint venture interest in, any other Person, or sell, transfer, convey or lease all or substantially all of its assets; provided that any Loan Party (other than the REIT and its Subsidiaries and Canadian Subsidiaries) may merge or consolidate with and into or sell all or substantially all of its assets to another Loan Party (other than the REIT and its Subsidiaries and

Canadian Subsidiaries) if (i) the Administrative Agent shall have a perfected pledge of and security interest in and to, the Equity Interest and other assets of the surviving Person as the Administrative Agent had immediately prior to such merger or consolidation and (ii) the surviving Person delivers to the Administrative Agent reasonably satisfactory documentation necessary to create, perfect or maintain the collateral position of the Collateral Agent therein.

9.03.Liens. No Loan Party shall, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to its assets (whether now owned or hereafter acquired), except:

(a)	Liens securing the Obligations;

(b)	Existing Liens;

(c)	Liens securing Indebtedness permitted under Section 9.01(d), (e) and (f);

(d)   easements, rights of way, restrictions, minor defects or irregularities in title and other similar Liens not interfering in any material respect with the ordinary conduct of the business of the Loan Parties;

(e)    Liens for taxes not yet due or that are being contested in good faith, provided that adequate reserves with respect thereto are maintained on the books of the Holdings or any of its Subsidiaries, as the case may be, in conformity with GAAP;

(f)     landlord liens for rent not yet due and payable, and carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not overdue for a period of more than sixty (60) days or that are being contested in good faith;

(g)    pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation;

(h)    deposits to secure liability to insurance carriers under insurance or self-insurance arrangements, and deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(i)     any interest or title of a lessor under any lease entered into by the Borrower or any other Subsidiary in the ordinary course of its business and covering only the assets so leased; and

(j)	any attachment or judgment Lien not constituting an Event of Default.

9.04.Change in Nature of Business. The Loan Parties, taken as a whole, shall not make any material change in the nature of their business as such business is carried on at the Closing Date.

9.05.Restricted Payments. No Loan Party shall make any Restricted Payment, except that (i) the REIT may make the 9.75% dividend on the Preferred Shares and dividends on its common equity and (ii) each Subsidiary of Holdings may make dividends on its Equity Interests.

9.06.Transactions with Affiliates. Except for transactions among the Loan Parties consistent with past practices and for transactions among the Loan Parties not consistent with past practices provided that such transactions do not exceed $10,000,000, no Loan Party shall, directly or indirectly, enter into or permit to exist any transaction with any of its Affiliates, except that (i) a Loan Party may enter into such a transaction if the terms are not less favorable to such Loan Party than those that might be obtained in an arm’s length transaction at the time from a Person who is not an Affiliate as determined by the Board of Directors of such Loan Party, provided that if such transaction is in excess of $50,000,000, such determination shall be made by an investment firm that is a Third Party, and (ii) to the extent consistent with maintaining the REIT’s status as a Section 856 Trust, the REIT may make loans to AHL.

9.07.Federal Reserve Regulations. The Borrowers shall not use any Loan or the proceeds of any Loan under this Agreement for any purpose that would cause such Loans to be margin loans under the provisions of Regulation T, U or X.

9.08.	Financial Covenants.

(a)     Minimum Liquidity. The Borrowers will maintain Liquidity of at least $75,000,000 at all times. In the event that the Borrowers’ Liquidity is less than $150,000,000 at any time, or if Management of any Borrower believes such event is reasonably likely to occur, the Borrowers shall give the Administrative Agent prompt notice of such event.

(b)   Residual Values. The Residual Value will at all times equal or exceed 125% of the Combined REIT Debt. If at any time the Administrative Agent believes that the Residual Value does not exceed 125% of the Combined REIT Debt, then the Administrative Agent may request that the REIT determine the Residual Value as of a particular date and the parties agree to the following procedures in connection with such request:

(i)  If the REIT determines that the Residual Value does not exceed 125% of the Combined REIT Debt, then the Administrative Agent, upon notice to the Borrowers, may demand that the Borrowers repay the Combined REIT Debt within thirty (30) days, at no premium, provided that the Borrowers may, in lieu of repaying the Combined REIT Debt, deposit cash in the REIT Cash Collateral Account in an amount equal to the difference between 125% of the Combined REIT Debt and the average of the Administrative Agent’s determination and the REIT’s determination.

(ii) If the REIT determines that the Residual Value does exceed 125% of the Combined REIT Debt, then the Administrative Agent will select a third party independent valuation firm, reasonably acceptable to the Borrowers, to determine the Residual Value. If the Residual Value received from the third party valuation firm is greater than 125% of the Combined REIT Debt, no further action may be taken by the Administrative Agent under this Section 9.08(b) with respect to that particular request. If the Residual Value received from the third party valuation firm is less than 125% of the Combined REIT Debt, then the Administrative Agent, upon notice to the Borrowers, may demand that the Borrowers repay the Combined REIT Debt within thirty (30) days, at no premium, provided that the Borrowers may, in lieu of repaying the Combined REIT Debt, deposit cash in the REIT Cash Collateral Account in an amount equal to the difference between 125% of the Combined REIT Debt and the average of the Administrative Agent’s determination and the third-party valuation firm’s determination.

(iii)The Borrowers may refinance the Combined REIT Debt with another facility, as long as such facility is not a repurchase financing structure and such facility does not exceed the lesser of $100,000,000 or the amount outstanding of the Combined REIT Debt at the time the Combined REIT Debt is repaid. If such Combined REIT Debt is not paid off by the Borrowers within 30 days following receipt by the Borrowers of the notice by the Agent, then the Agent may exercise any and all of its rights and remedies and take any other action deemed necessary to protect the Collateral Agent’s interest in the Residuals.

9.09.Modification of Governing Documents. No Loan Party shall amend, modify or otherwise change its Governing Documents other than changes which may not have an adverse effect on the any Agent’s or any Lender’s interest. The REIT shall not increase the 9.75% dividend on the Preferred Stock.

9.10. Inconsistent Agreements. No Loan Party shall enter into any agreement containing any provision which would (a) be violated or breached by any borrowing by the Borrowers hereunder or by the performance by any Loan Party of any of its obligations hereunder or under any other Loan Document, (b) other than Qualified Securitization Transactions, Capital Leases and purchase money Indebtedness permitted by Section 9.01(d) and warehouse facilities permitted by Section 9.01(f), prohibit any Loan Party from granting to the Collateral Agent a Lien on any of its assets or (c) other than Qualified Securitization Transactions and the Indebtedness of Section 9.01(f), create or permit to exist or become effective any encumbrance or restriction on the ability of any of its Subsidiaries to (i) pay dividends or make other distributions to any Borrower or any other applicable Loan Party, or pay any Indebtedness owed to a Borrower or any other Loan Party, (ii) make loans or advances to a Borrower or (iii) transfer any of its assets or properties to a Borrower.

9.11.Investments. No Loan Party shall make or permit to exist any Investment in any other Person, except:

(a)	Investments existing on the Closing Date and identified on Schedule 9.11;

(b)	Cash Equivalents;

(c)    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(d)   Investment consisting of any deferred portion of the sales price received in connection with any Disposition permitted under Section 9.17(f);

(e)    Investments by a Loan Party in another Loan Party (other than the REIT and the Canadian Subsidiaries) provided that the aggregate amount of Investments under this clause (e) by way of contributions to capital or purchases of Equity Interests made by such Loan Party shall not exceed such amounts invested in the ordinary course of business consistent with past practices;

(f)     Loans and advances by a Loan Party to the REIT or the Canadian Subsidiaries to support the growth of such Person provided that the Collateral Agent has a first priority Lien in the intercompany receivable arising from such loans and advances;

(g)    Investments by a Loan Party in a securitization Subsidiary of Holdings in the ordinary course of business consistent with past practices;

(h)    Investments consisting of loans or advances to employees of Holdings or any Subsidiary in the ordinary course of business and consistent with past practices in an aggregate amount not to exceed $1,000,000 outstanding at any one time;

(i)     Investments in mortgage loans, repurchase loans, real estate owned, delinquent loans, pay-down of warehouse facilities to offset warehouse balances outstanding and hold-back on whole loan sales, each in the ordinary course of business consistent with past practices;

(j)     Investments in residual interest in or subordinated securities issued by or under a Qualified Securitization Transaction; and

(k)   other Investments by Holdings or any of its Subsidiaries; provided that the sum of the aggregate amount of Investments under this clause, shall not exceed $5,000,000.

9.12.Issuance of Equity. No Loan Party (other than Holdings) shall issue any additional Equity Interests except to the extent that such Equity Interests are held by a Loan Party and pledged to the Collateral Agent pursuant to reasonably satisfactory documentation.

9.13.	Fiscal Year. Holdings and its Subsidiaries shall not change its Fiscal Year.

9.14.Investment Company Act of 1940. No Loan Party shall, with knowledge, engage in any business, enter into any transaction, use any securities or take any other action that would cause it to become subject to the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an “investment company” or a company “controlled” by an “investment company” not entitled to an exemption within the meaning of such Act.

9.15.Securities Accounts. No Loan Party shall establish or maintain any Securities Account unless the Collateral Agent shall have received a Control Account Agreement in respect of such Securities Account. Each Loan Party shall comply in all material respects with the provisions of each Control Account Agreement to which it is a party.

9.16.Environmental. No Loan Party shall permit the use, handling, generation, storage, treatment, release or disposal of Hazardous Materials at any property owned or leased by such Loan Party except in compliance with Environmental Laws and so long as such use, handling, generation, storage, treatment, release or disposal of Hazardous Materials does not result in a Material Adverse Effect.

9.17.Disposition. No Loan Party shall enter into or consummate any Disposition, except for (a) ordinary course securitization issuances, replacement of warehouse collateral, placing unencumbered loans into a warehouse facility in anticipation of a securitization for the benefit of the REIT and sales of whole loans, (b) Dispositions of inventory or obsolete, damaged, worn out or surplus property disposed of in the ordinary course of its business, (c) a lease or sublease of real property in the ordinary course of business, (d) Dispositions of accounts receivable or mortgage loans in connection with the compromise or collection thereof in the ordinary course of business, (e) Dispositions of any license of software or other intellectual property in the ordinary course of business, and (f) any other Disposition (i) for fair market value and the consideration received consists of no less than 75% in cash and (ii) the Net Cash Proceeds received from such Disposition, together with the Net Cash Proceeds of all other assets disposed of pursuant to this clause since the Closing Date, does not exceed (individually or in the aggregate) $2,000,000 over the term of this Agreement. AHL shall not transfer warehoused loans to the REIT and the REIT shall not enter into any repo/financing transactions under any of its warehouse facilities other than in anticipation of a pending securitization of all such loans and, in the event of such an anticipated securitization, the loans can not be transferred to the REIT prior to the fifteenth day prior to the expected securitization closing date.

ARTICLE X

EVENTS OF DEFAULT; RIGHTS AND REMEDIES

10.01.            Events of Default. Each of the following occurrences shall constitute an Event of Default under this Agreement:

(a)    Failure to Make Payments When Due. The Borrowers shall fail to pay any principal of the Loans when due (including as provided under Section 2.07); or shall fail to pay any interest on the Loans or any other Obligation when such interest or Obligation shall become due and such failure shall continue for three (3) Business Days after notice by the Administrative Agent has been given to the Borrowers.

(b)   Breach of Representation or Warranty. Any representation or warranty made or deemed to have been made by any Loan Party under, relating to or in connection with this Agreement, the Note, any of the other Loan Documents or any certificate or statement furnished by any Loan Party pursuant to or in connection with this Agreement shall be false or misleading in any material respect when made.

(c)    Breach of Certain Covenants. Any Loan Party shall fail duly and punctually to perform or observe (i) any agreement, covenant or obligation binding on such Loan Party under Section 7.02, Section 7.03, the second sentence of Section 8.06, Article IX or Article XI; or (ii) any agreement, covenant, covenant or obligations binding on such Loan Party under Section 7.01 and such failure continues for a period of five (5) Business Days thereafter; or (iii) any agreement, covenant, covenant or obligations binding on such Loan Party under Section 8.01; Section 8.05; the first sentence of Section 8.06; Section 8.11; or Section 8.12 and such failure continues for a period of fifteen (15) days thereafter.

(d)   Other Defaults. Any Loan Party shall fail duly and punctually to perform or observe any term, covenant or obligation binding on such Loan Party under this Agreement or under any other Loan Document (other than as described in Sections 10.01(a) or (c)), and such failure shall continue for thirty (30) days after any Loan Party knew, or, in the exercise of due care, should have known, of such failure.

(e)    Default as to Other Indebtedness. Any Loan Party shall fail to make any payment when due, including any applicable grace periods, (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) with respect to any Indebtedness (other than an

Obligation) if the aggregate amount of such other Indebtedness is $5,000,000 or more; or any breach, default or event of default shall occur, or any other condition shall exist under any instrument, agreement or indenture pertaining to any such Indebtedness, if the effect thereof (with or without the giving of notice or lapse of time or both) is to cause an acceleration, mandatory redemption or other required repurchase of such Indebtedness or, as to Indebtedness, permit the holder or holders of such Indebtedness to accelerate the maturity of any such Indebtedness or require a redemption or other repurchase of such Indebtedness; or any Indebtedness if the aggregate amount of such Indebtedness is $5,000,000 shall be declared to be due and payable (by acceleration or otherwise) or required to be prepaid, redeemed or otherwise repurchased by any Loan Party (other than by a regularly scheduled required prepayment) prior to the stated maturity thereof; or the holder or holders of any Lien, securing obligations of $5,000,000 or more, shall commence foreclosure of such Lien upon property of any Loan Party; provided, however, an Existing Default shall not constitute an Event of Default under this subsection (e) for a period of sixty (60) days following the Closing Date unless a Person is exercising remedies as a result of such Existing Default or the Loan Parties fail to comply with Section 8.15; provided that if a Change of Control Event occurs prior to the expiration of such sixty day period, such period shall be extended by an additional thirty (30) days.

(f)     Involuntary Bankruptcy; Appointment of Receiver, etc. (i) An involuntary case shall be commenced against any Loan Party and the petition shall not be dismissed, stayed, bonded or discharged within sixty (60) days; or a court having jurisdiction in the premises shall enter a decree or order for relief in respect of any Loan Party in an involuntary case, under any applicable bankruptcy, insolvency or other similar law now or hereinafter in effect; or any other similar relief shall be granted under any applicable federal, state, local or foreign law; or the board of directors of any Loan Party (or any committee thereof) adopts any resolution or otherwise authorizes any action to approve any of the foregoing.

(i)     A decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Loan Party or over all or a substantial part of the assets of any Loan Party shall be entered; or an interim receiver, trustee or other custodian of any Loan Party or of all or a substantial part of the assets of any Loan Party shall be appointed or a warrant of attachment, execution or similar process against any substantial part of the assets of any Loan Party shall be issued and any such event shall not be stayed, dismissed, bonded or discharged; or the board of directors of any Loan Party (or any committee thereof) adopts any resolution or otherwise authorizes any action to approve any of the foregoing.

(g)    Voluntary Bankruptcy; Appointment of Receiver, etc. Any Loan Party shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its assets; or any Loan Party shall make any assignment for the benefit of creditors or shall be unable or fail, or shall admit in writing its inability, to pay its debts as such debts become due, or the board of directors of any Loan Party (or any committee thereof) adopts any resolution or otherwise authorizes any action to approve any of the foregoing.

(h)    Judgments and Attachments. Any money judgment (other than a money judgment covered by insurance as to which the insurance company has acknowledged coverage),

writ or warrant of attachment, or similar process against any Loan Party or any assets of any Loan Party involving in any case an amount in excess of $10,000,000 is entered and shall remain undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days, unless such money judgment, writ or warrant of attachment, or similar process is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and only if adequate reserves shall have been set aside therefor in accordance with GAAP.

(i)     Dissolution. Any order, judgment or decree shall be entered against any Loan Party decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period of thirty (30) days; or any Loan Party shall otherwise dissolve or cease to exist.

(j)     Loan Documents. At any time, for any reason, (i) any Loan Document ceases to be in full force and effect or any Loan Party seeks to repudiate its obligations thereunder or the Liens intended to be created thereby are, or any Loan Party seeks to render such Liens, invalid or unperfected, or (ii) Liens in favor of the Collateral Agent contemplated by the Loan Documents shall, at any time, for any reason, be invalidated or otherwise cease to be in full force and effect, or such Liens shall be subordinated or shall not have the priority contemplated hereby or by the other Loan Documents.

(k)   ERISA Liabilities. Any Termination Event (as defined in ERISA) occurs which will or is reasonably likely to subject either the Borrower or an ERISA Affiliate to a liability that exceeds $10,000,000.

(l)     Waiver Application. The plan administrator of any Benefit Plan applies under Section 412(d) of the Code for a waiver of the minimum funding standards of Section 412(a) of the Code and the Administrative Agent believes that the substantial business hardship upon which the application for the waiver is based could subject either the Borrower or any ERISA Affiliate to liability that exceeds $10,000,000.

(m)  Material Adverse Effect. The occurrence of any event having a Material Adverse Effect.

An Event of Default shall be deemed “continuing” until cured or waived in writing in accordance with Section 13.05.

10.02.	Rights and Remedies.

(a)    Acceleration and Termination. Upon the occurrence of any Event of Default described in Section 10.01(f) or 10.01(g), the Commitment shall automatically and immediately terminate and the unpaid principal amount of, and any and all accrued interest on, the Obligations and all accrued fees shall automatically become immediately due and payable, without presentment, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and of acceleration), all of which are hereby expressly waived by each Loan Party, and the obligations of the Lenders to make Loans hereunder shall thereupon terminate; and upon the occurrence and during the continuance of any other Event of Default, the Administrative Agent may, and at the written direction of the Required Lenders shall, declare (i) that the Commitment is terminated, whereupon the Commitment shall immediately terminate, and/or (ii)

the unpaid principal amount of, and any and all accrued interest on, the Obligations and all accrued fees to be, and the same shall thereupon be, immediately due and payable, without presentment, demand, or protest or other requirements of any kind (including, without limitation, valuation and appraisement, diligence, presentment, notice of intent to demand or accelerate and of acceleration, except as may be specifically provided for herein).

(b)   Enforcement. Each Loan Party acknowledges that in the event any Loan Party fails to perform, observe or discharge any of its obligations or liabilities under this Agreement or any other Loan Document, any remedy of law may prove to be inadequate relief to the Administrative Agent, the Collateral Agent or any Lender; therefore, each Loan Party agrees that the Administrative Agent, the Collateral Agent or any Lender shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

ARTICLE XI

CASH COLLATERAL

11.01.	Cash Collateral Accounts.

(a)    Establishment of Accounts. On or prior to the Closing Date, (i) AHL shall have established two Deposit Account which are subject to a Control Account Agreement (the “AHL Cash Collateral Accounts”) and (ii) the REIT shall have established a Deposit Account which is subject to a Control Account Agreement (the “REIT Cash Collateral Account”).

(b)   Deposits. AHL has directed the REIT and its Board of Directors that all dividends to be paid on the common stock of the REIT shall be paid directly to one of the AHL Cash Collateral Accounts (“AHL Cash Flow Account”). In addition, Holdings agrees that promptly upon the receipt by it or any Subsidiary of any federal tax refund for 2006 or 2007, it shall deposit, or cause to be deposited, such refund directly into the AHL Cash Flow Account. To the extent that the dividends paid on the common stock of the REIT are not paid directly to AHL Cash Flow Account, AHL hereby agrees to deposit all such dividends into the AHL Cash Flow Account promptly upon AHL’s receipt thereof and, pending deposit, to hold such dividends in trust for the benefit of the Collateral Agent, the Administrative Agent and the Lenders. $30,000,000 shall be deposited by AHL on the Closing Date in the other AHL Cash Collateral Account (the “AHL Deposit Collateral Account”).

(c)    Use of Funds on Deposit. The funds on deposit in the AHL Deposit Collateral Account may be used by AHL to support and invest in any Qualified Securitization Transactions permitted under Section 9.01 and for the equity component of committed warehouse lines of credit permitted under Section 9.01, provided that the Collateral Agent has a first priority perfected security interest in the residual and subordinated interests held by one or more Loan Parties of such new securitizations (the “AHL Deposit Collateral Account Permitted Purposes”). If an Event of Default has occurred, the Collateral Agent shall have the right to terminate AHL’s access to the AHL Deposit Collateral Account, provided however AHL may continue to use the funds on deposit in the AHL Deposit Collateral Account for AHL Deposit Collateral Account Permitted Purposes with the consent of the Collateral Agent, which consent shall not be unreasonably withheld. So long as no Default or Event of Default has occurred and the Liquidity is not below $75,000,000, AHL shall have access to funds on deposit in the AHL Cash Flow Account. At any time that the Liquidity is below $75,000,000, 50% of all dividends on the common stock of the REIT and 100% of any federal tax refund relating to the 2006 and 2007 calendar year-end will remain in the AHL Cash Flow Account. If any Default or Event of Default occurs, all dividends of the common stock of the REIT and 100% of any federal tax refund relating to the 2006 and 2007 calendar year-end will remain in the AHL Cash Flow Account during the existence of such Default or Event of Default.

(d)   Cash Collateral Accounts. The Cash Collateral Accounts shall be under the sole dominion and control of the Collateral Agent. The Collateral Agent alone shall have power of withdrawal from the Cash Collateral Accounts, except as provided in the next sentence. Upon the terms and subject to the conditions set forth in the Control Account Agreements and provided that no Default and Event of Default shall have occurred, AHL shall have access to the funds on deposit in the AHL Cash Collateral Accounts in accordance with Section 11.01(c). Upon a Default or an Event of Default, the Collateral Agent may terminate AHL’s access to such funds.

(e)    Funds on Deposit. Upon an Event of Default, the Collateral Agent may direct that all funds received in the Cash Collateral Accounts shall be transferred to the Administrative Agent for application to the Loans. So long as no Default or Event of Default has occurred and is continuing, funds on deposit in the REIT Cash Collateral Account shall be released to the extent it is established, pursuant to procedures substantially similar to those set forth in Section 9.06, that the Residual Value equals or exceeds 125% of the Combined REIT Debt.

ARTICLE XII

THE AGENTS

12.01.            Appointment Powers and Immunities; Delegation of Duties, Liability of Agents.

(a)    Each Lender hereby designates and appoints the Administrative Agent as its administrative agent under this Agreement and the other Loan Documents and the Collateral Agent as its collateral agent under this Agreement and the other Loan Documents. Each Lender hereby irrevocably authorizes each such Agent to take such action on such Lender’s behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Each such Agent agrees to act as such on the express conditions contained in this Article XII. The provisions of this Article XII are solely for the benefit of the Administrative Agent, Collateral Agent, and the Lenders. The Borrower shall not have any rights as a third party beneficiary of any of the provisions contained herein. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, each such Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall each such Agent have or be deemed to have any fiduciary relationship with any of the Lenders and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against each such Agent; it being expressly understood and agreed that the use of the word “Agent” is for convenience only and that each such Agent is merely the representative of the Lenders, and has only the contractual duties set forth in this Agreement and the other Loan Documents. Except as expressly otherwise provided in this Agreement, each such Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which such Agent is expressly entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. No Lender shall have any right of action whatsoever against each such Agent as a result of such Agent acting or refraining from acting hereunder pursuant to such discretion and any action taken or failure to act pursuant to such discretion shall be binding on the Lenders. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Administrative Agent or Collateral Agent, each of the Lenders agree that, as long as this Agreement remains in effect: (i) (A) Administrative Agent shall have the right to maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Loans, Collections, and related matters, and (B) Collateral Agent shall have the right to maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Collateral and related matters; (ii) Collateral Agent shall have the right to execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents; (iii) Administrative Agent shall have the right to exclusively receive, apply, and distribute the Collections as provided in the Loan Documents; (iv) Administrative Agent shall have the right to open and maintain such bank accounts and lock boxes as Administrative Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes with respect to the Collections and, on behalf of Collateral Agent, with respect to the Collateral; (v) (A) Administrative Agent shall have the right to perform, exercise, and enforce any and all other rights and remedies of the Lenders with respect to the Borrower, the Obligations, the Collections, or otherwise related to any of same as provided in the Loan Documents, and (B) Collateral Agent shall have the right to perform, exercise, and enforce any and all other rights and remedies of the Lenders with respect to Borrower, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents; and (vi) Administrative Agent and Collateral Agent each shall have the right to incur and pay such fees, charges, and expenses under the Loan Documents as such Agent reasonably may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents. Administrative Agent may deem and treat the payee of any Obligation as the holder thereof for all purposes of the Loan Documents unless and until a notice of the assignment or transfer of such Obligation shall have been filed with Administrative Agent. Each Lender further consents to (y) the execution, delivery, and performance by Administrative Agent or Collateral Agent of each Loan Document entered into by such Agent on behalf of the Lenders as contemplated by this Agreement, and (z) the terms of such Loan Documents.

(b)   Except as otherwise provided in this section, each of Administrative Agent and Collateral Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Each of Administrative Agent and Collateral Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects as long as such selection was made in compliance with this section and without gross negligence or willful misconduct.

(c)    None of the Agent-Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any Lender for any recital, statement, representation or warranty made by any Borrower or Affiliate of any Borrower, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Administrative Agent or Collateral Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Borrower or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of the Borrower.

12.02.            Reliance by Agents. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person, and upon advice and statements of legal counsel, independent accountants and other experts selected by such Agent. Each Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it first shall receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, such Agent shall act, or refrain from acting, as it deems advisable. If any Agent so requests, it first shall be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent in all cases shall be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all Lenders.

12.03.            Defaults. Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Administrative Agent for the account of the Lenders, except with respect to Events of Default of which Administrative Agent has actual knowledge, and unless Administrative Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “Notice of Default”. Administrative Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Administrative Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and each Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its participants, if any. Subject to Sections 12.02 and 12.07, each Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Article X; provided, however, that unless and until such Agent has received any such request, such Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

12.04.	Rights as a Lender.

(a)    With respect to its Commitments and the Loans made by it, Farallon (and any successor acting as Administrative Agent, if any, as permitted by Section 12.08(a) hereof) in its capacity as a Lender under the Loan Documents shall have the same rights, privileges and powers under the Loan Documents as any other Lender and may exercise the same as though it were not acting as Administrative Agent, and the term “Lender” or “Lenders” shall, unless the context otherwise indicates, include Administrative Agent in its individual capacity. Farallon (and any successor acting as Administrative Agent) and its affiliates may (without having to account for the same to any Lender) accept deposits from, lend money to, make investments in and generally engage in any kind of banking, trust or other business with Borrower (and any of its Affiliates) as if it were not acting as Administrative Agent, and Farallon (and its successors) and its affiliates may accept fees and other consideration from Borrower for services in connection with this Agreement or otherwise without having to account for the same to the Lenders.

(b)   With respect to its Commitments and the Loans made by it, Farallon (and any successor acting as Collateral Agent, if any, as permitted by Section 12.08(b) hereof) in its capacity as a Lender under the Loan Documents shall have the same rights, privileges and powers under the Loan Documents as any other Lender and may exercise the same as though it were not acting as Collateral Agent, and the term “Lender” or “Lenders” shall, unless the context otherwise indicates, include Collateral Agent in its individual capacity. Farallon (and any successor acting as Collateral Agent) and its affiliates may (without having to account for the same to any Lender) accept deposits from, lend money to, make investments in and generally engage in any kind of banking, trust or other business with Borrower (and any of its Affiliates) as if it were not acting as Collateral Agent, and Farallon and its affiliates may accept fees and other consideration from the Borrower for services in connection with this Agreement or otherwise without having to account for the same to the Lenders.

12.05.            Costs and Expenses; Indemnification. Each Agent may incur and pay fees, costs, and expenses under the Loan Documents to the extent such Agent deems reasonably necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including without limiting the generality of the foregoing, court costs, reasonable attorneys fees and expenses, costs of collection by outside collection agencies and auctioneer fees and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not any Borrower is obligated to reimburse the Lenders for such expenses pursuant to the Loan Agreement or otherwise. Each Lender hereby agrees that it is and shall be obligated to pay to or reimburse Agent for the amount of such Lender’s Pro Rata Share thereof (in accordance with its Commitment). Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand the Agent-Related Persons (without limiting the obligation of Borrower to do so), according to their Pro Rata Shares (in accordance with their respective total Commitments), from and against any and all Indemnified Matters (including without limitation Indemnified Matters arising under any Environmental Law as provided in Section 13.03); provided, however, that no Lender shall be liable for the payment to the Agent-Related Persons of any portion of such Indemnified Matters resulting solely from such Person’s gross negligence or willful misconduct as determined in a final order by a court of competent jurisdiction. Without limitation of the foregoing, each Lender shall reimburse Administrative Agent or Collateral Agent, as the case may be, upon demand for such Lender’s ratable share of any costs or out-of-pocket expenses (including attorneys fees and expenses) incurred by such Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein. The undertaking in this section shall survive the payment of all Obligations hereunder and the resignation or replacement of any Agent.

12.06.            Non-Reliance on Agents and Other Lenders. Each Lender acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by any Agent hereinafter taken, including any review of the affairs or Property of Borrower, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to each Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower and any other Person (other than the Lenders) party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrower. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower and any other Person (other than the Lenders) party to a Loan Document. Except for notices, reports and other documents expressly herein required to be furnished to the Lenders by Agent, no Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of Borrower and any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons.

12.07.            Failure to Act. Except for action expressly required of any Agent under the Loan Documents, such Agent shall in all cases be fully justified in failing or refusing to act under any Loan Document unless it shall receive further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 12.05 against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.

12.08.	Resignation of Agent.

(a)    The Administrative Agent may resign at any time by notice to the Lenders and Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been appointed by the Required Lenders and have accepted such appointment within 30 days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. Upon the acceptance of any appointment as the Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, remedies, powers, privileges, duties and obligations of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations, under the Loan Documents. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Article XII shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

(b)   Collateral Agent may resign at any time by notice to the Lenders and Borrower. Upon any such resignation, Required Lenders shall have the right to appoint a successor Collateral Agent. If no successor Collateral Agent shall have been appointed by Required Lenders and have accepted such appointment within 30 days after the retiring Collateral Agent’s giving of notice of resignation, then the retiring Collateral Agent may, on behalf of Lenders, appoint a successor Collateral Agent. Upon the acceptance of any appointment as Collateral Agent by a successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights, remedies, powers, privileges, duties and obligations of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations, under the Loan Documents. After any retiring Collateral Agent’s resignation as Collateral Agent, the provisions of this Article XII shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Collateral Agent.

12.09.            Collateral Sub-Agents. The Lenders by its execution and delivery of this Agreement (or any joinder hereto or any Assignment and Acceptance hereunder), agrees that, in the event it shall hold any monies or other investments on account of Borrower, such monies or other investments shall be held in the name and under the control of the Administrative Agent or such Lender, and the Administrative Agent or such Lender shall hold such monies or other investments as a collateral sub-agent for Collateral Agent under this Agreement and the other Loan Documents. Borrower by its execution and delivery of this Agreement hereby consents to the foregoing.

12.10.            Communications by Borrower. Except as otherwise provided in this Agreement, any communications of the Borrower with respect to the Loan Documents shall be with Administrative Agent or Collateral Agent, as the case may be, and such Borrower shall be under no obligation to communicate directly with the Lenders.

12.11.	Collateral Matters.

(a)    The Lenders hereby irrevocably authorize Collateral Agent, at its option and in its sole discretion, to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by the Borrower of all Obligations or (ii) in accordance with the provisions of the Loan Documents. Except as provided above or expressly provided in any other Loan Document, Collateral Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of the Required Lenders.

(b)   Collateral Agent shall have no obligation whatsoever to any other Lenders to assure that the Collateral exists or is owned by Borrower or is cared for, protected, or insured or has been encumbered, or that the Lenders’ Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Collateral Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, subject to the terms and conditions contained herein, Collateral Agent may act in any manner it may deem appropriate, in its sole discretion given Collateral Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Collateral Agent shall have no other duty or liability whatsoever to any other Lender as to any of the foregoing, except as otherwise provided herein.

12.12.            Restrictions on Actions by Administrative Agent and the Lenders; Sharing Payments.

(a)    Administrative Agent and each of the Lenders agrees that it shall not, without the express consent of Collateral Agent, and that it shall, to the extent it is lawfully entitled to do so,

upon the request of Administrative Agent and Collateral Agent, set off against the Obligations, any amounts owing by such Lenders to Borrower or any accounts of Borrower now or hereafter maintained with such Lenders. Administrative Agent and each of the Lenders further agrees that it shall not, unless specifically requested to do so by Collateral Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings, to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral the purpose of which is, or could be, to give such Lenders any preference or priority against the other Lenders with respect to the Collateral.

(b)   Subject to Section 12.04, if, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Agreement or the other Loan Documents, except for any such proceeds or payments received by such Lender from Administrative Agent pursuant to the terms of this Agreement, or (ii) payments from Administrative Agent in excess of such Lender’s ratable portion of all such distributions by Administrative Agent, such Lender promptly shall turn the same over to Administrative Agent, in kind, and with such endorsements as may be required to negotiate the same to Administrative Agent, or in same day funds, as applicable, for the account of the Lenders and for apportionment and application to the Obligations in accordance with Section 2.06(c) hereof.

12.13.            Several Obligations; No Liability. Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of an Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Administrative Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lenders. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 12.05, no Agent or any Lender shall have any liability for the acts of the other Agent or any other Lender. No Lender shall be responsible to Borrower or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for it or on its behalf in connection with its Commitment, nor to take any other action on its behalf hereunder or in connection with the financing contemplated herein.

ARTICLE XIII

MISCELLANEOUS

13.01.            Assignments and Participations. (a) This Agreement shall be binding upon and inure to the benefit of Borrowers and the Lenders and their respective successors and assigns; provided, however, that Borrowers may not assign or transfer any of their rights hereunder without the prior written consent of the Lenders, which consent may be granted or withheld in the Lenders’ sole discretion and any such assignment without the Lenders’ prior written consent shall be null and void. Each Lender may at any time sell, assign or participate its rights and obligations under this Agreement to an Eligible Assignee without notice to or the consent of the Borrowers or any other Lenders.

(b) Limitations on Assignments. Each assignment shall be subject to the following conditions: (i) each assignment shall be of a constant, and not a varying, ratable percentage of all of the assigning Lender’s rights and obligations in respect of its interest being assigned under this Agreement and its Note and, in the case of a partial assignment, shall be in a minimum principal amount of $40,000,000 and shall be an integral multiple of $100,000 except that such limitations shall not apply to an assignment by any Lender of any portion of its rights and obligations to another Lender, or an assignment by any Lender of any portion of its rights and obligations to an Affiliate of such Lender, or an assignment by any Lender of all of its rights or obligations to another Person, (ii) each such assignment shall be to an Eligible Assignee, and (iii) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with a processing and recordation fee of $5,000; provided, however, any Lender may assign any or all of its rights and obligations under this Agreement to any of its Affiliates without notice to or consent of the Borrower or the Administrative Agent and without being subject to the foregoing conditions (including the payment of the processing and recordation fee). Upon such execution, delivery, acceptance and recording in the Register, from and after the effective date specified in each Assignment and Acceptance and accepted by the Administrative Agent (which effective date shall not be any earlier than the date on which the Administrative Agent so accepts and records the Assignment and Acceptance in the Register), (x) the assignee thereunder shall, in addition to any rights and obligations hereunder held by it immediately prior to such effective date, if any, have the rights and obligations hereunder that have been assigned to it pursuant to such Assignment and Acceptance and shall, to the fullest extent permitted by law, have the same rights and benefits hereunder as if it were an original Lender hereunder and (y) the assigning Lender shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of such assigning Lender’s rights and obligations under this Agreement, the assigning Lender shall cease to be a party hereto).

(c) The Register. The Administrative Agent, acting for this purpose as agent for the Borrower, shall maintain at its address a copy of each Assignment and Acceptance delivered to and accepted by it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of each Lender from time to time and whether such Lender is an original Lender or the assignee of another Lender pursuant to an Assignment and Acceptance. The Administrative Agent shall incur no liability of any kind to the Borrower, any Lender or any other Person with respect to its maintenance of the Register or the recordation of information therein subject to the Agents gross negligence or willful misconduct. The Register shall include a control account and a subsidiary account for each Lender, in which accounts (taken together) shall be recorded (i) the date and amount of each Borrowing made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent from the Borrowers hereunder and each Lender’s share thereof. The Administrative Agent will render a monthly statement of such accounts to the Borrowers. Each such statement shall be deemed final, binding and conclusive upon the Borrowers in all respects as to all matters reflected therein (absent manifest error) unless the Borrowers, within thirty (30) days after the date such statement is rendered, delivers to the Administrative Agent written notice of any objections which the Borrowers may have to any such statement. In that event, only those items expressly objected to in such notice shall be deemed to be disputed by the

Borrowers. The entries in the Register shall be final, conclusive and binding upon the Borrowers for all purposes, absent manifest error, and the Borrowers and each other Loan Party, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior notice. No assignment shall be effective unless and until the Assignment and Acceptance has been accepted by the Administrative Agent and registered in the Register.

(d) Fee. Upon its receipt of an Assignment and Acceptance executed by the assigning Lender and an Eligible Assignee and a processing and recordation fee of $5,000 (payable by the assigning Lender or the assignee, as shall be agreed between them), the Administrative Agent shall, if such Assignment and Acceptance has been completed and is in compliance with this Agreement and in substantially the form of Exhibit A hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrowers and the other Lenders.

(e) Participations. Each Lender may sell participations to one or more commercial banks, lending institutions, finance companies, insurance companies, other financial institutions or funds in or to all or a portion of its rights and obligations under and in respect of any and all facilities under this Agreement (including, without limitation, all or a portion of any or all of its Commitments hereunder); provided, however, that (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitments hereunder) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, (iv) such participant must be an Eligible Assignee, and (v) such participant’s rights to agree or to restrict such Lender’s ability to agree to the modification, waiver or release of any of the terms of the Loan Documents or to the release of any Collateral covered by the Loan Documents, to consent to any action or failure to act by any party to any of the Loan Documents or any of their respective Affiliates, or to exercise or refrain from exercising any powers or rights which any Lender may have under or in respect of the Loan Documents or any Collateral, shall be limited to the right to consent to (A) the increase in the Commitment of the Lender from whom such participant purchased a participation, (B) the reduction of the principal of, or rate or amount of interest on, the Loans subject to such participation (other than by the payment or prepayment thereof), (C) the postponement of any date fixed for any payment of principal of, or interest on, the Loan(s) subject to such participation (except with respect to any modifications of the provisions relating to prepayments of Loans and other Obligations) and (D) the release of any guarantor of the Obligations or all or a substantial portion of the Collateral.

(f)  Information Regarding the Borrower. Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 13.01, disclose to the assignee or participant or proposed assignee or participant, any information relating to any of the Borrower or any other Loan Party furnished to such Lender by the Administrative Agent or by or on behalf of such Borrower or such Loan Party; provided that, prior to any such disclosure, such assignee or participant, or proposed assignee or participant, shall agree to preserve the confidentiality of any confidential information described therein pursuant to the terms of this Agreement.

(g) Payment to Participants. Anything in this Agreement to the contrary not withstanding, in the case of any participation, all amounts payable by the Borrower under the Loan Documents shall be calculated and made in the manner and to the parties required hereby as if no such participation had been sold.

(h) Lenders’ Creation of Security Interests. Notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement and its Note (including, without limitation, Obligations owing to it and the Note held by it) in favor of any Federal Reserve Bank of the Federal Reserve Board without consent of any of the Borrower or the Administrative Agent. Lender will give notice of such security interest, provided that the failure to do so will in no way create any liability on the part of the Lender.

13.02.	Expenses.

(a)    Through Closing Date. The Borrowers agree upon demand to pay, or reimburse each Agent for, all legal, tax and regulatory costs and expenses (including, without limitation, fees and expenses of counsel to the Agents) on work performed through the date hereof and work to be performed through the Closing Date up to a maximum of $1,500,000.

(b)   Following Closing Date. The Borrowers agree upon demand to pay, or reimburse each Agent for, all reasonable out-of-pocket costs and expenses of every type and nature incurred (it being understood that Farallon is not changing an administration fee) by such Agent after the Closing Date in connection with (i) the interpretation of this Agreement, the other Loan Documents and the making of the Loans hereunder; (ii) the ongoing administration of this Agreement and the Loans, including consultation with attorneys in connection therewith and with respect to such Agent’s rights and responsibilities under this Agreement and the other Loan Documents; (iii) the protection, collection or enforcement of any of the Obligations or the enforcement of any of the Loan Documents; (iv) the commencement, defense or intervention in any court proceeding relating in any way to the Obligations, the assets of any Loan Party, any Loan Party, this Agreement or any of the other Loan Documents; (v) the response to, and preparation for, any subpoena or request for document production with which such Agent is served or deposition or other proceeding in which such Agent is called to testify, in each case, relating in any way to the Obligations, the assets of any Loan Party, any Loan Party, this Agreement or any of the other Loan Documents; and (vi) any amendments, consents, waivers, assignments, restatements, or supplements to any of the Loan Documents and the preparation, negotiation, and execution of the same.

(c)    After Default. The Borrowers further agree to pay or reimburse each Agent and each Lender upon demand for all out-of-pocket costs and expenses, including, without limitation, reasonable attorneys’ fees incurred by such Agent or Lender after the occurrence of an Event of Default (i) in enforcing any Loan Document or any of the Obligations or any security therefor or exercising or enforcing any other right or remedy available by reason of such Event of Default; (ii) in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or in any insolvency or bankruptcy proceeding; (iii) in commencing, defending or intervening in any litigation or in filing a petition, complaint, answer, motion or other pleadings in any legal proceeding relating to the Obligations, the Property, any Loan Party and related to or arising out of the transactions contemplated hereby or by any of the other Loan Documents; and (iv) in taking any other action in or with respect to any suit or proceeding (bankruptcy or otherwise) described in clauses (i) through (iii) above.

13.03.            Indemnity. The Borrowers further agree to defend, protect, indemnify, and hold harmless each Agent and each Lender and each of their respective Affiliates, and their respective officers, directors, employees, members, managing members, agents, attorneys-in-fact and shareholders (collectively, the “Indemnitees”) from and against any and all liabilities, obligations, losses (other than loss of profits), damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (excluding income, franchise and similar taxes and including, without limitation, the fees, expenses and disbursements of legal counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), imposed on, incurred by, or asserted against such Indemnitees in any manner relating to or arising out of (a) this Agreement, the Notes, the other Loan Documents, or any act, event or transaction related or attendant thereto, the making of the Loans, the use or intended use of the proceeds of the Loans, or any of the transactions contemplated by the Loan Documents, or (b) any liabilities and costs under any Environmental Law or common law principles arising from or in connection with the past, present or future operations of any Loan Party or any of its predecessors in interest, or, the past, present or future environmental condition of any Property of any Loan Party, the presence of asbestos-containing materials at any Property of any Loan Party or the Release or threatened Release of any Hazardous Material into the environment from any Property of any Loan Party or to which any Loan Party sent any Hazardous Material for treatment, storage disposal or recycling (collectively, the “Indemnified Matters”); provided, however, the Borrowers shall have no obligation to an Indemnitee hereunder with respect to Indemnified Matters caused by or resulting from the willful misconduct or gross negligence of such Indemnitee, as determined by a court of competent jurisdiction in a judgment or order. To the extent that the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, each Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.

13.04.            Setoff. In addition to any Liens granted under the Loan Documents and any rights now or hereafter granted under applicable law, upon the occurrence and during the continuance of any Event of Default, each Lender and any Affiliate of such Lender (at its option but only with the prior written consent of all Lenders) is hereby authorized by each Borrower and each other Loan Party at any time and from time to time, without notice to any Person (any such notice being hereby expressly waived) to set off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, indebtedness evidenced by certificates of deposit, whether matured or unmatured (but not including trust accounts)) and any other Indebtedness at any time held or owing by the Lenders or any of their respective Affiliates to or for the credit or the account of such Borrower or such other Loan Party against and on account of the Obligations of the Borrowers to the Lenders or any of their respective Affiliates, including, but not limited to, all Loans and all claims of any nature or description arising out of or in connection with this Agreement or the Notes, irrespective of whether or not (i) the Lenders shall have made any demand hereunder or (ii) the Lenders shall have declared the principal of and interest on the Loans and other amounts due hereunder and under the Notes to be due and payable as permitted by Article X and even though such Obligations may be contingent or unmatured. The Lenders agree to notify Borrowers, Collateral Agent and Administrative Agent promptly after any such set-off and application made by the Lenders provided that the failure to give such notice to the Borrowers shall not affect the validity of such set-off and application.

13.05.            Amendments and Waivers. Unless otherwise provided in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Loan Party or any Lenders therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders (or by Administrative Agent and Collateral Agent, in each case, at the written request of the Required Lenders), and, with respect to amendment, by the Borrowers, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment, or consent shall, unless in writing and signed by Borrower, all the Lenders, Administrative Agent and Collateral Agent do any of the following:

(a)    postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document;

(b)   reduce the principal of, or the rate of interest specified herein, on any Loan, or any fees or other amounts payable hereunder or under any other Loan Document, or forgive, compromise, or cancel any of the Obligations;

(c)    amend this Section or any provision of the Agreement providing for consent or other action by all Lenders;

(d)   release Collateral other than as permitted by Section 12.11, or subordinate any security interest or liens of Collateral Agent for the benefit of the Lenders;

(e)	change the definition of “Required Lenders” or “Pro Rata Share”;

(f)     release any Loan Party from any Obligation for the payment of money, or agree to subordinate any of the Obligations in right of payment to any other Indebtedness;

(g)	permit the sale of all or substantially all of the assets of any Loan Party;

(h)	amend any of the provisions of Article XIII;

and, provided further, however, that (1) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document, (2) no amendment, waiver or consent shall, unless in writing and signed by Collateral Agent, affect the rights or duties of Collateral Agent under this Agreement or any other Loan Document, and (3) each of the Lenders is hereby deemed to have instructed the Collateral Agent (A) to release its Liens as to the property which is the subject of any asset sale, assignment or other disposition of property or assets which is permitted hereunder without any further consent of any Lender, and (B) to take such other actions as are necessary or desirable to facilitate any such disposition. The foregoing notwithstanding, any amendment, modification, waiver, consent, termination, or release of or with respect to Article XII shall not require the consent by or the agreement of any Loan Party.

13.06.            Notices. (a) Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, faxed or sent by courier service or United States certified mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a facsimile or three (3) Business Days after deposit in the United States mail with postage prepaid and properly addressed. Notices to the Administrative Agent pursuant to Article II shall not be effective until received by the Administrative Agent. For the purposes hereof, the addresses of the parties hereto (until notice of a change thereof is delivered as provided in this Section 13.06) shall be as set forth below each party’s name on the signature pages hereof, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties to this Agreement

(a)    Each Loan Party agrees to indemnify and hold harmless each Indemnitee from and against any and all claims, damages, liabilities, obligations, losses, penalties, actions, judgments, suits, costs, disbursements and expenses of any kind or nature (including, without limitation, reasonable fees and disbursements of counsel to any such Indemnitee) which may be imposed on, incurred by or asserted against any such Indemnitee in any manner relating to or arising out of any action taken or omitted by such Indemnitee in good faith in reliance on any notice or other written communication in the form of a facsimile purporting to be from the Borrower; provided that such Loan Party shall have no obligation under this Section 13.06(b) to an Indemnitee with respect to any indemnified matter caused by or resulting from the gross negligence or willful misconduct of that Indemnitee, as determined by a court of competent jurisdiction in a judgment or order.

13.07.            Survival of Warranties and Agreements. All representations and warranties made herein and all obligations of the Borrower in respect of taxes, indemnification and expense reimbursement shall survive the execution and delivery of this Agreement and the other Loan Documents, the making and repayment of the Loans and the termination of this Agreement and shall not be limited in any way by the passage of time or occurrence of any event and shall expressly cover time periods when the Agents or Lenders may have come into possession or control of any assets of any Loan Party.

13.08.            Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, the Collateral Agent or the Lenders in the exercise of any power, right or privilege under this Agreement, the Notes or any of the other Loan Documents shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement, the Notes and the other Loan Documents are cumulative to and not exclusive of any rights or remedies otherwise available.

13.09.            Marshalling; Payments Set Aside. None of the Administrative Agent, the Collateral Agent or any Lender shall be under any obligation to marshal any assets in favor of any Borrower, any other Loan Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Borrower makes a payment or payments to any Lender or Agent, or any of such Persons exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, right and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

13.10.            Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or Default if such action is taken or condition exists.

13.11.            Severability. In case any provision in or obligation under this Agreement, the Notes or the other Loan Documents shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

13.12.            Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement or be given any substantive effect.

13.13.            GOVERNING LAW. THIS AGREEMENT SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

13.14.            Limitation of Liability. No claim may be made by the Borrowers, any other Loan Party or any other Person against any Agent, any Lender or their respective Affiliates, directors, officers, employees, attorneys or agents of any of them for any special, consequential or punitive damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement or the Notes or the other Loan Documents, or any act, omission or event occurring in connection therewith; and each Borrower and each other Loan Party hereby waive, release and agree not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

13.15.            Successors and Assigns. This Agreement, the Notes and the other Loan Documents shall be binding upon the parties thereto and their respective successors and assigns and shall inure to the benefit of the parties thereto and the successors and permitted assigns of the Lenders. The rights hereunder of the Borrowers and the other Loan Parties, or any interest therein, may not be assigned without the written consent of the Lenders.

13.16.	Certain Consents and Waivers.

13.17.            CONSENT TO JURISDICTION, SERVICE OF PROCESS AND VENUE. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, BORROWER HEREBY IRREVOCABLY ACCEPTS IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE

JURISDICTION OF THE AFORESAID COURTS. BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS AND IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO BORROWER AT ITS ADDRESS FOR NOTICES AS SET FORTH IN SECTION 13.06, SUCH SERVICE TO BECOME EFFECTIVE FIVE (5) DAYS AFTER SUCH MAILING. BORROWER HEREBY IRREVOCABLY APPOINTS CT CORPORATION, 111 EIGHTH AVENUE, NEW YORK, NEW YORK, 10011, AS ITS AGENT FOR SERVICE OF PROCESS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY AGENT OR LENDER TO SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST BORROWER IN ANY OTHER JURISDICTION. BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE JURISDICTION OR LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

13.18.            WAIVER OF JURY TRIAL, ETC. BORROWER, EACH AGENT AND EACH LENDER HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS AGREEMENT, THE NOTES OR OTHER LOAN DOCUMENTS, OR UNDER ANY AMENDMENT, WAIVER, CONSENT, INSTRUMENT, DOCUMENT OR OTHER AGREEMENT DELIVERED OR WHICH IN THE FUTURE MAY BE DELIVERED IN CONNECTION THEREWITH, OR ARISING FROM ANY FINANCING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION, PROCEEDINGS OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. BORROWER CERTIFIES THAT NO OFFICER, REPRESENTATIVE, AGENT OR ATTORNEY OF ANY LENDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH LENDER WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE THE FOREGOING WAIVERS. BORROWER HEREBY ACKNOWLEDGES THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT.

13.19.            Counterparts; Effectiveness; Inconsistencies. This Agreement and any amendments, waivers, consents, or supplements hereto may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. This Agreement shall become effective against the Loan Parties, the Administrative Agent, the Collateral Agent and each Lender on the date hereof when each such party hereto executes and delivers this Agreement.

This Agreement and each of the other Loan Documents shall be construed to the extent reasonable to be consistent one with the other, but to the extent that the terms and conditions hereof are actually inconsistent with the terms and conditions of any other Loan Document, this Agreement shall govern.

13.20.            Entire Agreement. This Agreement, taken together with all of the other Loan Documents, embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and understandings, written and oral, relating to the subject matter hereof.

13.21.            Confidentiality. The Lenders, Administrative Agent and Collateral Agent shall hold all nonpublic information of the Loan Parties obtained pursuant to the requirements of this Agreement in accordance with Administrative Agent’s, Collateral Agent’s and each Lender’s customary procedures for handling confidential information of this nature and in accordance with safe and sound practices and in any event may make disclosure reasonably required by a bona fide offeree, transferee or participant in connection with the contemplated transfer or participation or as required or requested by any Governmental Authority or representative thereof or pursuant to legal process and shall require any such offeree, transferee or participant to agree (and require any of its offerees, transferees or participants to agree) to comply with this Section 13.22. In no event shall any Agent or Lender be obligated or required to return any materials furnished by any Loan Party.

13.22.            Integration. This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

13.23.            Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Agent, any Lender or the Borrower, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

ACCREDITED HOME LENDERS, INC.,

as Borrower

By: /s/ James A. Konrath

Title:Chief Executive Officer

Address:	15253 Avenue of Science
San Diego, CA 92128

ACCREDITED MORTGAGE LOAN REIT TRUST,

as Borrower

By: /s/ James A. Konrath

Title:Chief Executive Officer

Address:	15253 Avenue of Science
San Diego, CA 92128

ACCREDITED HOME LENDERS HOLDINGS CO.,

as a Guarantor

By: /s/ James A. Konrath

Title:Chief Executive Officer

Address:	15253 Avenue of Science
San Diego, CA 92128

FARALLON CAPITAL MANAGEMENT, L.L.C.,

as Administrative Agent

By:/s/ Jason E. Moment

Title: Managing Member

Address:	1 Maritime Plaza
Suite 2100
San Francisco, CA 94111
Att: Monica Landry & Colby Clark

FARALLON CAPITAL MANAGEMENT, L.L.C.,

as Collateral Agent

By:/s/ Jason E. Moment

Title: Managing Member

Address:	1 Maritime Plaza
Suite 2100
San Francisco, CA 94111
Att: Monica Landry & Colby Clark

MORTGAGE INVESTMENTS FUNDING, L.L.C.,

as Lender

By: Farallon Capital Management, L.L.C., its Manager

By:/s/ Jason E. Moment

Title: Managing Member

Address:	1 Maritime Plaza
Suite 2100
San Francisco, CA 94111
Att: Monica Landry & Colby Clark

2

EXHIBIT 4

EXECUTION COPY

WARRANT

to Purchase Common Stock of

ACCREDITED HOME LENDERS HOLDING CO.

Warrant No. F-1

Original Issue Date: March 30, 2007

NEITHER THE WARRANTS REPRESENTED BY THIS CERTIFICATE NOR ANY OF THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAW. NO TRANSFER OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE OR OF THE SECURITIES ISSUABLE UPON EXERCISE THEREOF SHALL BE VALID OR EFFECTIVE UNLESS SUCH TRANSFER IS MADE PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Warrant No. F-1

WARRANT

ACCREDITED HOME LENDERS HOLDING CO.

THIS IS TO CERTIFY THAT MORTGAGE INVESTMENTS FUNDING, L.L.C., or registered assigns, is entitled, at any time prior to the Expiration Date (such term, and certain other capitalized terms used herein being hereinafter defined), to purchase from ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (the “Company”), three million two hundred and twenty-six thousand four hundred and thirty-one (3,226,431) shares of the Common Stock of the Company (subject to adjustment as provided herein), at a purchase price of $10.00 per share (the initial “Exercise Price”, subject to adjustment as provided herein), all on the terms and conditions and pursuant to the provisions hereinafter set forth.

DEFINITIONS

As used in this Warrant, the following terms have the respective meanings set forth below:

“Affiliate” of any Person means a Person (a) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such Person, (b) which beneficially owns or holds more than five percent (5.0%) of the outstanding shares of any class of voting stock of such Person or (c) more than five percent (5.0%) of the outstanding shares of any class of voting stock (or, in the case of a Person which is not a corporation, more than five percent (5.0%) of the equity interest) of which is beneficially owned or held by such Person. The term “control” as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“After-Tax Basis” when referring to a payment that is required hereunder (the “target amount”), shall mean a total payment (the “total amount”) that, after deduction of all federal, state and local taxes that are required to be paid by the recipient in respect of the receipt or accrual of such total amount, is equal to the target amount.

“Agreed Rate” shall mean 13% per annum.

“Applicable Licensing Laws” shall have the meaning set forth in Section 2.1(a).

“Appraised Value” per share of Common Stock as of a date specified herein shall mean the value of such a share as of such date as determined by an investment bank of nationally recognized standing selected jointly by the Majority Warrant Holders and the Company. If the Company and the Majority Warrant Holders cannot agree on a mutually acceptable investment bank, then the Company and the Majority Warrant Holders shall each choose one such investment bank and the respective chosen firms shall jointly select a third investment bank, which shall make the determination. The Company shall pay the costs and fees of each such investment bank (including any such investment bank selected by the Majority Warrant Holders), and the decision of the investment bank making such determination of Appraised Value shall be final and binding on the Company and all affected holders of Warrants or Warrant Stock. Such Appraised Value shall be determined as a pro rata portion of the value of the Company taken as a whole, based on the higher of (A) the value derived from a hypothetical sale of the entire Company as a going concern by a willing seller to a willing buyer (neither acting under any compulsion) and (B) the liquidation value of the entire Company. No discount shall be applied on account of (i) any Warrants or Warrant Stock representing a minority interest, (ii) any lack of liquidity of the Common Stock or the Warrants, (iii) the fact that the Warrants or Warrant Stock may constitute “restricted securities” for securities law purposes or (iv) the existence of the call option set forth in Section 8.1.

“Bid Price” shall mean the amount of cash and the fair value of any other consideration offered to be paid per share of Common Stock in any Change of Control Event, as determined in good faith by the Company’s Board of Directors.

“Book Value” per share of Common Stock as of a date specified herein shall mean the consolidated book value of the Company and its Subsidiaries as of such date divided by the number of shares of Common Stock Outstanding on such date. Such book value shall be determined in accordance with GAAP, except that there shall be no reduction in such book value by reason of any amount that may be required either as an offset to or reserve against retained earnings or as a deduction from book value as a result of the issuance, existence, anticipated exercise of, or anticipated cost to the Company of the repurchase of, any of the Warrants.

“Business Day” shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York or California.

“Change of Control Event” shall mean shall mean the first to occur of any of the following events:

(i) the entry by the Company into a merger agreement or any other agreement pursuant to which any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition;

(ii) the entry by the Company into any agreement for a sale of all or substantially all of its consolidated assets or the entry by the Company or any Subsidiary of the Company for a sale of all or substantially all of the equity securities or assets of the REIT, Accredited Home Lenders, Inc., or any successor or assigns to their respective businesses or assets that is an Affiliate of the Company;

(iii) the commencement of any tender or exchange offer for shares of capital stock of the Company which, if successful, would result in the acquisition by a Person of shares of capital stock of the Company possessing more than 50% of the total combined voting power of the Company’s shares of capital stock outstanding immediately after such acquisition; or

(iv) any public announcement by the Company of any of the foregoing.

“Commission” shall mean the Securities and Exchange Commission or any other federal agency then administering the Securities Act and other federal securities laws.

“Common Stock” shall mean (except where the context otherwise indicates) the Common Stock of the Company, par value $0.001 per share, as constituted on the Original Issue Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of any Common Stock upon any reclassification thereof which is also not preferred as to dividends or liquidation over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation (as defined in Section 4.5) received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.5.

“Company” means Accredited Home Lenders Holding Co., a Delaware corporation, and any successor corporation.

“Company Default” means (a) the breach of any warranty or the inaccuracy at the time when made of any representation made by the Company herein or (b) the failure by the Company to comply with any covenant of the Company contained herein.

“Convertible Securities” shall mean evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for, with or without payment of additional consideration in cash or property, shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

“Current Market Price” shall mean as of any specified date the volume weighted average price of the Common Stock of the Company for the ten (10) consecutive Business Days immediately preceding such date; provided that if the volume weighted average price of the Common Stock of the Company is not available, then the Current Market Price shall mean as of any specified date the average daily market price of the Common Stock of the Company for the ten (10) consecutive Business Days immediately preceding such date. The “daily market price” for each such Business Day shall be: (i) if the Common Stock is then listed on a national securities exchange or is listed on NASDAQ, the last sale price, regular way, on such day on the principal stock exchange or market system on which such Common Stock is then listed or admitted to trading, or, if no such sale takes place on such day, the average of the closing bid and asked prices for the Common Stock on such day as reported on such stock exchange or market system or (ii) if the Common Stock is not then listed or admitted to trading on any national securities exchange or on NASDAQ but is traded over-the-counter, the average of the closing bid and asked prices for the Common Stock as reported on the OTC Bulletin Board or by Pink Sheets LLC, as applicable.

“Designated Office” shall have the meaning set forth in Section 12.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exercise Date” shall have the meaning set forth in Section 2.1(a).

“Exercise Notice” shall have the meaning set forth in Section 2.1(a).

“Exercise Period” shall mean the period during which this Warrant is exercisable pursuant to Section 2.1.

“Exercise Price” shall mean, in respect of a share of Common Stock at any date herein specified, the initial Exercise Price set forth in the preamble of this Warrant as adjusted from time to time pursuant to Section 4.

“Expiration Date” shall mean the tenth anniversary of the Original Issue Date.

“Fair Value” per share of Common Stock as of any specified date shall mean (i) if the Common Stock is publicly traded on such date, the Current Market Price per share or (ii) if the Common Stock is not publicly traded on such date, (x) the fair market value per share of Common Stock as determined in good faith by the Board of Directors of the Company and set forth in a written notice to each Holder or (y) if any such Holder objects in writing to such price as determined by the Board of Directors within fifteen (15) days after receiving notice of same, the Appraised Value per share as of such date.

“Fully Diluted Outstanding” shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, all shares of Common Stock Outstanding on such date and all shares of Common Stock issuable in respect of (x) the Warrants outstanding on such date, (y) any Convertible Securities outstanding on such date and (z) any other Stock Purchase Rights outstanding on such date, in each case regardless of whether or not the conversion, exchange, subscription or purchase rights associated with such Convertible Securities or Stock Purchase Rights are presently exercisable.

“GAAP” shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

“Holder” shall mean the Person in whose name the Warrant set forth herein is registered on the books of the Company maintained for such purpose.

“Initial Exercise Date” shall mean the later of (i) the tenth day after Farallon Capital Management LLC amends its Schedule 13G with respect to the Company into a Schedule 13D and (ii) earlier of (x) 75th day after the Original Issue Date and (y) a Change of Control Event.

“Initial Holder” shall mean Mortgage Investments Funding, L.L.C.

“Lien” shall mean any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Uniform Commercial Code or comparable law of any jurisdiction).

“Loan Agreement” shall mean the Loan Agreement, dated as of March 30, 2007, by and among Farallon Capital Management, L.L.C., as Collateral Agent and Administrative Agent, the lending entities party thereto from time to time, as Lenders, the Company, Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust.

“Majority Warrant Holders” shall mean the holders of Warrants exercisable for the purchase of more than fifty percent (50%) of the aggregate number of shares of Warrant Stock then purchasable upon exercise of all Warrants.

“NASD” shall mean the National Association of Securities Dealers, Inc., or any successor corporation thereto.

“NASDAQ” shall mean the NASDAQ quotation system, or any successor reporting system.

“Opinion of Counsel” means a written opinion of counsel (who may be an employee of a Holder) experienced in Securities Act matters chosen by the holder of this Warrant or Warrant Stock issued upon the exercise hereof and reasonably acceptable to the Company.

“Original Issue Date” shall mean the date on which the Original Warrants were issued, as set forth on the cover page of this Warrant.

“Original Warrants” shall mean the Warrants originally issued by the Company on the Original Issue Date to the Initial Holder.

“Other Property” shall have the meaning set forth in Section 4.5.

“Outstanding” shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, all issued shares of Common Stock, except shares then owned or held by or for the account of the Company or any Subsidiary thereof, and shall include all shares issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock.

“Person” shall mean any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

“Put/Call Closing” shall have the meaning set forth in Section 8.1.

“Put/Call Price” shall have the meaning set forth in Section 8.1.

“REIT” means Accredited Mortgage Loan REIT Trust, a Maryland Investment Trust.

“Restricted Common Stock” shall mean shares of Common Stock which are, or which upon their issuance on the exercise of this Warrant would be, evidenced by a certificate bearing the restrictive legend set forth in Section 9.2(a).

“Section 203” shall have the meaning set forth in Section 14.4.

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Stock Purchase Rights” shall mean any options, warrants or other securities or rights to subscribe to or exercisable for the purchase of shares of Common Stock or Convertible Securities, whether or not immediately exercisable.

“Subsequent Issuance” shall mean any sale or issuance by the Company of Common Stock, Convertible Securities or Stock Purchase Rights after the Original Issue Date other than:

(i)     Any issuance of Warrant Stock upon exercise of the Warrants and any issuance of Common Stock, Convertible Securities or Stock Purchase Rights (and any issuance of Common Stock pursuant to the conversion, exchange or exercise of any such Convertible Securities or Stock Purchase Rights) deemed to have been issued as of the Original Issue Date pursuant to the definition of Fully Diluted Outstanding;

(ii)    Any issuance of Common Stock or Stock Purchase Rights pursuant to compensatory equity securities plans approved by the Board of Directors of the Company prior to March 19, 2007, or pursuant to new compensatory equity securities plans providing for the issuance of shares of Common Stock equal to not more than 5% of the shares of Common Stock outstanding on the date hereof, in the aggregate;

(iii)   Any issuance of Common Stock pursuant to Convertible Securities or Stock Purchase Rights that are outstanding on the Original Issue Date; or

(iii)   Any other issuance of Common Stock, Convertible Securities or Stock Purchase Rights with respect to which the Majority Warrant Holders shall have waived application of the provisions of Section 4.

“Subsidiary” means any corporation or association (a) more than 50% (by number of votes) of the voting stock of which is at the time owned by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries, or any other business entity in which the Company or one or more Subsidiaries or the Company and one or more Subsidiaries own more than a 50% interest either in the profits or capital of such business entity or (b) whose net earnings, or portions thereof, are consolidated with the net earnings of the Company and are recorded on the books of the Company for financial reporting purposes in accordance with GAAP, but excluding securitization trusts through which the Company securitizes its mortgage loans.

“Transfer” shall mean any disposition of any Warrant or Warrant Stock or of any interest in either thereof, which would constitute a “sale” thereof within the meaning of the Securities Act.

“Warrant Price” shall mean an amount equal to (i) the number of shares of Common Stock being purchased upon exercise of this Warrant pursuant to Section 2.1, multiplied by (ii) the Exercise Price as of the date of such exercise.

“Warrants” shall mean the Original Warrants and all warrants issued upon transfer, division or combination of, or in substitution for, such Original Warrants or any other such Warrant. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

“Warrant Stock” generally shall mean the shares of Common Stock issued, issuable or both (as the context may require) upon the exercise of Warrants until such time as such shares of Common Stock have either been (i) Transferred in a public offering pursuant to a registration statement filed under the Securities Act or (ii) Transferred in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act with all transfer restrictions and restrictive legends with respect to such Common Stock being removed in connection with such transaction.

2. EXERCISE OF WARRANT

2.1 Manner of Exercise.

(a) From and after the Initial Exercise Date and until 5:00 P.M., New York time, on the Expiration Date, the Holder may from time to time exercise this Warrant, on any Business Day, for all or any part of the number of shares of Common Stock purchasable hereunder (as determined pursuant to Section 2.2); provided, that such exercise shall not be permitted if it would cause the Company or any of its Subsidiaries to be in violation the laws set forth on Schedule A (the “Applicable Licensing Laws”). In order to exercise this Warrant, in whole or in part, the Holder shall (i) deliver to the Company at the Designated Office a written notice of the Holder’s election to exercise this Warrant (an “Exercise Notice”), which Exercise Notice shall be irrevocable and specify the number of shares of Common Stock to be purchased, together with this Warrant and (ii) pay to the Company the Warrant Price (the date on which both such delivery and payment shall have first taken place being hereinafter sometimes referred to as the “Exercise Date”). Such Exercise Notice shall be in the form of the subscription form appearing at the end of this Warrant as Annex A, duly executed by the Holder or its duly authorized agent or attorney.

(b) Upon receipt of such Exercise Notice, Warrant and payment, the Company shall, as promptly as practicable, and in any event within five (5) Business Days thereafter, (i) execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereafter provided or (ii) deliver written notice to the Holder that such exercise is not permitted pursuant to the proviso of Section 2.1(a). Any stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Notice and shall be registered in the name of the Holder or such other name as shall be designated in the Exercise Notice. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the Exercise Date, unless such exercise is not permitted pursuant to the proviso of Section 2.1(a).

(c) Payment of the Warrant Price shall be made at the option of the Holder by one or more of the following methods: (i) by delivery of a wire transfer of immediately available funds in the amount of such Warrant Price, (ii) by instructing the Company to withhold a number of shares of Warrant Stock then issuable upon exercise of this Warrant with an aggregate Fair Value equal to such Warrant Price, (iii) by surrendering to the Company shares of Common Stock previously acquired by the Holder with an aggregate Fair Value equal to such Warrant Price or (iv) in the case of the Initial Holder only, by setting-off the payment of the Warrant Price against the principal amount and accrued interest then outstanding under the Loan Agreement. In the event of any withholding of Warrant Stock or surrender of Common Stock pursuant to clause (ii) or (iii) above where the number of shares whose Fair Value is equal to the Warrant Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount determined in accordance with Section 2.3.

(d) If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing the shares of Common Stock being issued, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased shares of Common Stock called for by this Warrant. Such new Warrant shall in all other respects be identical with this Warrant.

2.2 Payment of Taxes. All shares of Common Stock issuable upon the exercise of this Warrant pursuant to the terms hereof shall be validly issued, fully paid and nonassessable, issued without violation of any preemptive rights and free and clear of all Liens (other than any created by actions of the Holder). The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof, unless such tax or charge is imposed by law upon the Holder, in which case such taxes or charges shall be paid by the Holder and the Company shall reimburse the Holder therefor on an After-Tax Basis; provided, that the Company shall not be responsible for any taxes or other governmental charges arising from the issuance of the Common Stock in name of a Person other than the Holder.

2.3 Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrant. As to any fraction of a share that the Holder of one or more Warrants, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Fair Value of one share of Common Stock on the Exercise Date.

3. TRANSFER, DIVISION AND COMBINATION

3.1 Transfer. Subject to compliance with Section 9, each Transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the Designated Office, together with a written assignment of this Warrant in the form of Annex B duly executed by the Holder or its agent or attorney. Upon such surrender and delivery, the Company shall, subject to Section 9, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned and this Warrant shall promptly be cancelled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by the new Holder for the purchase of shares of Common Stock without having a new Warrant issued.

3.2 Division and Combination. Subject to compliance with the applicable provisions of this Warrant, this Warrant may be divided or combined with other Warrants upon presentation hereof at the Designated Office, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with the applicable provisions of this Warrant as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

3.3 Expenses. The Company shall prepare, issue and deliver at its own expense any new Warrant or Warrants required to be issued under this Section 3; provided that any transfer taxes or other governmental charges payable upon a Transfer shall be paid by the assignee or assignees of such Warrant or Warrants.

3.4 Maintenance of Books. The Company agrees to maintain, at the Designated Office, books for the registration and transfer of the Warrants.

4. ANTIDILUTION PROVISIONS

The number of shares of Common Stock for which this Warrant is exercisable and the Exercise Price shall be subject to adjustment from time to time as set forth in this Section 4.

4.1 Stock Dividends, Subdivisions and Combinations. If at any time the Company shall:

(i) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, additional shares of Common Stock,

(ii) subdivide its outstanding shares of Common Stock into a larger number of shares of such Common Stock, or

(iii) combine its outstanding shares of Common Stock into a smaller number of shares of such Common Stock,

then the Exercise Price shall be adjusted to equal the product of the Exercise Price in effect immediately prior to such event multiplied by a fraction the numerator of which is equal to the number of shares of Common Stock Outstanding immediately prior to the adjustment and the denominator of which is equal to the number of shares of Common Stock Outstanding immediately after such adjustment.

4.2 Issuance of Additional Shares of Common Stock. If at any time the Company shall issue or sell any shares of Common Stock in a Subsequent Issuance for a consideration per share that is less than the Exercise Price in effect immediately prior to such issuance or sale, then upon such issuance or sale, the Exercise Price shall be reduced to the price calculated by dividing (A) an amount equal to the sum of (x) the number of shares of Common Stock Outstanding immediately prior to such Subsequent Issuance multiplied by the then existing Exercise Price, plus (y) the aggregate consideration (determined in accordance with the provisions of Section 4.6), if any, received by the Company in connection with such Subsequent Issuance, by (B) the total number of shares of Common Stock Outstanding immediately after such Subsequent Issuance.

The provisions of this Section 4.2 shall not apply to (i) any issuance of Common Stock for which an adjustment is provided for under Section 4.1 or (ii) any issuance or sale of Common Stock pursuant to the exercise of any Stock Purchase Rights or Convertible Securities to the extent that an adjustment shall have been previously made hereunder in connection with the issuance of such Stock Purchase Rights or Convertible Securities pursuant to the provisions of Section 4.3.

4.3 Issuances of Stock Purchase Rights and Convertible Securities

(a) In the event that the Company shall at any time issue, sell or grant any Stock Purchase Rights to any Person in a Subsequent Issuance, then, for the purpose of Section 4.2, the Company shall be deemed to have issued at that time a number of shares of Common Stock equal to the maximum number of shares of Common Stock that are or may become issuable upon exercise of such Stock Purchase Rights (or upon exercise of any Convertible Securities issuable upon exercise of such Stock Purchase Rights) for a consideration per share equal to (i) the aggregate consideration per share (determined in accordance with the provisions of Section 4.6) received by the Company in connection with the issuance, sale or grant of such Stock Purchase Rights plus (ii) the minimum amount of such consideration per share receivable by the Company in connection with the exercise of such Stock Purchase Rights (and the exercise of any Convertible Securities issuable upon exercise of such Stock Purchase Rights).

(b) In the event that the Company shall at any time issue or sell any Convertible Securities to any Person in a Subsequent Issuance, then, for the purposes of Section 4.2, the Company shall be deemed to have issued at that time a number of shares of Common Stock equal to the maximum number of shares of Common Stock that are or may become issuable upon the exercise of the conversion or exchange rights associated with such Convertible Securities for a consideration per share equal to (i) the aggregate consideration per share (determined in accordance with the provisions of Section 4.6) received by the Company in connection with the issuance or sale of such Convertible Securities plus (ii) the minimum amount of such consideration per share receivable by the Company in connection with the exercise of such conversion or exchange rights.

(c) If, at any time after any adjustment of the Exercise Price shall have been made hereunder as the result of any issuance, sale or grant of any Stock Purchase Rights or Convertible Securities, the maximum number of shares issuable upon exercise of such Stock Purchase Rights or of the rights of conversion or exchange associated with such Convertible Securities shall increase, or the minimum amount of consideration per share receivable in connection with such exercise shall decrease, whether by operation of any antidilution rights pertaining to such Stock Purchase Rights or Convertible Securities, by agreement of the parties or otherwise, the Exercise Price then in effect shall first be readjusted to eliminate the effects of the original issuance, sale or grant of such Stock Purchase Rights or Convertible Securities on such Exercise Price and then readjusted as if such Stock Purchase Rights or Convertible Securities had been issued on the effective date of such increase in number of shares or decrease in consideration, but only if the effect of such two-step readjustment is to reduce the Exercise Price below the Exercise Price in effect immediately prior to such increase or decrease.

(d) If, at any time after any adjustment of the Exercise Price shall have been made hereunder as the result of any issuance, sale or grant of any Stock Purchase Rights or Convertible Securities, any of such Stock Purchase Rights or the rights of conversion or exchange associated with such Convertible Securities shall expire by their terms or any of such Stock Purchase Rights or Convertible Securities shall be repurchased by the Company or a Subsidiary thereof for a consideration per underlying share of Common Stock not exceeding the amount of such consideration received by the Company in connection with the issuance, sale or grant of such Stock Purchase Rights or Convertible Securities, the Exercise Price then in effect shall be increased to the Exercise Price that would have been in effect if such expiring Stock Purchase Rights or rights of conversion or exchange or such repurchased Stock Purchase Rights or Convertible Securities had never been issued. Similarly, if at any time after any such adjustment of the Exercise Price shall have been made pursuant to Section 4.2 (i) any additional consideration is received or becomes receivable by the Company in connection with the issuance or exercise of such Stock Purchase Rights or Convertible Securities or (ii) there is a reduction in the conversion ratio applicable to such Convertible Securities so that fewer shares of Common Stock will be issuable upon the conversion or exchange thereof or there is a decrease in the number of shares of Common Stock issuable upon exercise of such Stock Purchase Rights, the Exercise Price then in effect shall be readjusted to the Exercise Price that would have been in effect had such changes taken place at the time that such Stock Purchase Rights or Convertible Securities were initially issued, granted or sold. In no event shall any readjustment under this Section 4.3(d) affect the validity of any shares of Warrant Stock issued upon any exercise of this Warrant prior to such readjustment, nor shall any such readjustment have the effect of increasing the Exercise Price above the Exercise Price that would have been in effect if the related Stock Purchase Rights or Convertible Securities had never been issued.

4.4 Adjustment of Number of Shares Purchasable. Upon any adjustment of the Exercise Price as provided in Section 4.1, 4.2 or 4.3, the Holder hereof shall thereafter be entitled to purchase upon the exercise of this Warrant, at the Exercise Price resulting from such adjustment, the number of shares of Common Stock (calculated to the nearest 1/100th of a share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock issuable on the exercise hereof immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment; provided that no adjustment under Section 4.2 or 4.3 shall cause the number of shares of Common Stock issuable upon exercise of the Warrants to exceed 19.9% of the shares of Common Stock outstanding on the Original Issue Date.

4.5 Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is any change whatsoever in, or distribution with respect to, the Outstanding Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all of its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, (i) shares of common stock of the successor or acquiring corporation or of the Company (if it is the surviving corporation) or (ii) any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (“Other Property”) are to be received by or distributed to the holders of Common Stock of the Company who are holders immediately prior to such transaction, then the Holder of this Warrant shall have the right thereafter to receive, upon exercise of this Warrant, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In such event, the aggregate Exercise Price otherwise payable for the shares of Common Stock issuable upon exercise of this Warrant shall be allocated among the shares of common stock and Other Property receivable as a result of such reorganization, reclassification, merger, consolidation or disposition of assets in proportion to the respective fair market values of such shares of common stock and Other Property as determined in good faith by the Board of Directors of the Company. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be reasonably deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of any shares of the common stock of such successor or acquiring corporation for which this Warrant thus becomes exercisable, which modifications shall be as equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.5, “common stock of the successor or acquiring corporation” shall include stock of such corporation of any class that is not preferred as to dividends or assets over any other class of stock of such corporation and that is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities that are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.5 shall similarly apply to successive reorganizations, reclassification, mergers, consolidations or disposition of assets. Nothing in this Section 4.5 shall prevent the Company from exercising its call right under Section 8.1.

4.6 Determination of Consideration. For purposes of Sections 4.2, 4.3 and 4.4, the consideration received and/or receivable by the Company in connection with the issuance, sale, grant or exercise of additional shares of Common Stock, Stock Purchase Rights or Convertible Securities, irrespective of the accounting treatment of such consideration, shall be valued as follows:

(1) Cash Payment. In the case of cash, the net amount received by the Company after deduction of any accrued interest or dividends, but including any underwriting commissions or concessions paid or allowed by the Company.

(2) Securities or Other Property. In the case of securities or other property, the fair market value thereof as of the date immediately preceding such issuance, sale, grant or exercise as determined in good faith by the Board of Directors of the Company.

(3) Allocation Related to Common Stock. In the event shares of Common Stock are issued or sold together with other securities or other assets of the Company for a consideration which covers both, the consideration received (computed as provided in (1) and (2) above) shall be allocable to such shares of Common Stock as determined in good faith by the Board of Directors of the Company.

(4) Allocation Related to Stock Purchase Rights and Convertible Securities. In case any Stock Purchase Rights or Convertible Securities shall be issued or sold together with other securities or other assets of the Company, together comprising one integral transaction in which no specific consideration is allocated to the Stock Purchase Rights or Convertible Securities, the consideration allocable to such Stock Purchase Rights or Convertible Securities shall be determined in good faith by the Board of Directors of the Company.

(5) Dividends in Securities. In case the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in either case in Common Stock or Convertible Securities, such Common Stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(6) Merger, Consolidation or Sale of Assets. In case any shares of Common Stock, Stock Purchase Rights or Convertible Securities shall be issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the assets and business of the non-surviving corporation attributable to such Common Stock, Stock Purchase Rights or Convertible Securities, as is determined in good faith by the Company’s Board of Directors.

(7) Challenge to Good Faith Determination. Whenever the Board of Directors of the Company shall be required to make a determination in good faith of the fair value of any item or the amount of any adjustment under this Section 4 or otherwise in this Warrant, such determination may be challenged in good faith by the Majority Warrant Holders by written notice delivered by such Majority Warrant Holders to the Company no later than twenty (20) days after the date of delivery by the Company to the Holders of a written notice setting forth such determination, and any dispute shall be resolved by an investment banking or appraisal firm of recognized national standing selected by the Company and acceptable to the Majority Warrant Holders and whose decision shall be binding on the Company and all holders of Warrants. The fees and expenses of such firm shall be paid by the Company.

4.7 Other Dilutive Events. In case any event shall occur as to which the other provisions of this Section 4 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof (including, without limitation, the issuance of securities other than Common Stock which have the right to participate in distributions to the holders of Common Stock, the granting of “phantom stock” rights or “stock appreciation rights” or the repurchase of outstanding shares of Common Stock, Convertible Securities or Stock Purchase Rights for a purchase price exceeding the fair market value thereof), then, in each such case, the Board of Directors of the Company shall determine, in good faith, the adjustment, if any, that is needed as a result of such event to preserve the purchase rights represented by the Warrants on a basis consistent with the essential intent and principles established herein and the Company shall take any actions necessary to implement such adjustment

4.8 Other Provisions Applicable to Adjustments Under this Section. The following provisions shall be applicable to the adjustments provided for pursuant to this Section 4:

(a) When Adjustments To Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring such an adjustment shall occur. For the purpose of any such adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Record Date. In case the Company shall take a record of the holders of the Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Convertible Securities or Stock Purchase Rights or (ii) to subscribe for or purchase Common Stock, Convertible Securities or Stock Purchase Rights, then all references in this Section 4 to the date of the issuance or sale of such shares of Common Stock, Convertible Securities or Stock Purchase Rights shall be deemed to be references to such record date.

(c) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

(d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution to which the provisions of Section 4.1 would apply, but shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e) Maximum Exercise Price. Except as provided in Section 4.1, at no time shall the Exercise Price per share of Common Stock exceed the amount set forth in the first paragraph of the preamble of this Warrant.

(f) Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction that, by reason of any adjustment under Sections 4.1, 4.2 or 4.3, would cause the Exercise Price to be less than the par value of the Common Stock, if any, unless the Company first reduces the par value of the Common Stock to be less than the Exercise Price that would result from such transaction.

(g) Notice of Adjustments. Whenever the number of shares of Common Stock for which this Warrant is exercisable or the Exercise Price shall be adjusted pursuant to this Section 4, the Company shall prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated, specifying the number of shares of Common Stock for which this Warrant is exercisable and (if such adjustment was made pursuant to Section 4.5) describing the number and kind of any other shares of stock or Other Property for which this Warrant is exercisable, and any related change in the Exercise Price, after giving effect to such adjustment or change. The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with Section 15.2. The Company shall keep at its principal office or at the Designated Office, if different, copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any

Holder or any prospective transferee of a Warrant designated by a Holder thereof.

(h) Independent Application. Except as otherwise provided herein, all subsections of this Section 4 are intended to operate independently of one another (but without duplication). If an event occurs that requires the application of more than one subsection, all applicable subsections shall be given independent effect without duplication.

4.9 Additional Adjustment for Certain Dividends. In the event that the Company at any time after the Original Issue Date shall pay a dividend or make any other distribution with respect to its Common Stock (or any other shares of the capital stock of the Company for which this Warrant becomes exercisable pursuant to Section 4) whether in the form of cash, evidences of indebtedness, securities or other property (other than a stock dividend subject to the provisions of Section 4.1), then the Exercise Price in effect immediately prior to the payment of any such dividend or the making of any such distribution shall be reduced by the sum of (x) the amount of cash and (y) the fair value of any evidences of indebtedness, securities or other property distributed with respect to each share of Common Stock (or such other stock) (collectively, the “Dividend Amount Per Share”), but not below the par value per share of Common Stock. If the Exercise Price is or has been reduced to the par value per share of Common Stock then the Company shall pay to the Holder in cash on the date of payment, an amount equal to the number of shares of Common Stock (or such other shares of stock) issuable upon exercise of this Warrant on such date multiplied by any additional Dividend Amount Per Share. The “fair value” of any such evidences of indebtedness, securities or other property shall mean the fair market value thereof, as determined by the Board of Directors of the Company in good faith.

5. NO IMPAIRMENT

The Company shall not by any action, including, without limitation, amending its charter documents or through any reorganization, reclassification, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other similar voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, free and clear of all Liens, and shall use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction over it as may be necessary to enable the Company to perform its obligations under this Warrant.

6. RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY

From and after the Original Issue Date, the Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock issuable pursuant to the terms hereof, when issued upon exercise of this Warrant with payment therefor in accordance with the terms hereof, shall be duly and validly issued and fully paid and nonassessable, not subject to preemptive rights and shall be free and clear of all Liens. Before taking any action that would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction over such action. If any shares of Common Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority under any federal or state law (other than under the Securities Act or any state securities law) before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

7. NOTICE OF CORPORATE ACTIONS; TAKING OF RECORD; TRANSFER BOOKS

7.1 Notices of Corporate Actions. In the event of: (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or distribution, or any right to subscribe for, purchase or otherwise acquire any shares of capital stock of any class or any other securities, (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger involving the Company and any other Person or any transfer or other disposition of all or substantially all the assets of the Company to another Person or (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company or (d) any amendment of the Certificate of Incorporation of the Company, the Company shall mail to each Holder of a Warrant in accordance with the provisions of Section 15.2 a notice specifying (i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, consolidation, merger, transfer, disposition, dissolution, liquidation or winding-up is to take place, the time, if any such time is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for the securities or Other Property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, disposition, dissolution, liquidation or winding-up and a description in reasonable detail of the transaction. Such notice shall be mailed to the extent practicable at least thirty (30), but not more than ninety (90) days prior to the date therein specified. In the event that the Company at any time sends any other notice to the holders of its Common Stock, it shall concurrently send a copy of such notice to each Holder of a Warrant.

7.2 Taking of Record. In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of any Section hereof refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day.

7.3 Closing of Transfer Books. The Company shall not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrant.

8. PUT AND CALL RIGHTS.

8.1 Put and Call Rights. If at any time (i) from and after the Initial Exercise Date this Warrant may not be exercised in whole or in part because of the need for the consent or approval of a third party or governmental authority or (ii) a Change of Control Event occurs, other than any Change of Control Event in which Farallon Capital Management LLC or its affiliates are the primary acquirors, then in each case (A) the Holder will have the right to require the Company to purchase and (B) the Company will have the right to require the Holder to sell to the Company, in each case, any or all of the Warrants for an amount per Warrant equal to (i) the greater of (x) the Current Market Price, or (y) if applicable, the Bid Price, in each case in excess of the (ii) then existing Exercise Price (such excess, the “Put/Call Price”). The closing of any such purchase or sale (the “Put/Call Closing”) shall be made not later than thirty (30) days after delivery to the Company or the Holder, as the case may be, of a written notice of exercise of the Holder’s or the Company’s, as the case may be, rights under this Section 8.1; provided that if the Holder is exercising such rights upon a Change of Control Event, (i) such written notice of exercise will be delivered no later than the later of (x) five (5) days prior to the closing of the transaction triggering the Change of Control Event and (y) thirty (30) days after the Company provides written notice to Holder of the anticipated closing date of such Change of Control Event and (ii) the Put/Call Closing will be on the date which is the later of (1) thirty (30) days after delivery of such notice or (2) the closing of the transaction triggering the Change of Control Event. At any Put/Call Closing, the Company shall pay to the Holder the Put/Call Price per Warrant purchased by the Company against delivery of this Warrant for cancellation, and the Company will execute and deliver to the Holder a new Warrant of like tenor in the case of any partial exercise of the put or call right under this Section 8.1 evidencing the portion of this Warrant not so purchased.

8.2 Consents and Approvals. The Company shall use its commercially reasonable efforts to obtain all consents and approvals of third parties and governmental authorities that may be necessary or advisable in connection with the exercise of this Warrant or the issuance of the shares of Common Stock issuable upon exercise hereof, including without limitation, all consents and approvals under the Applicable Licensing Laws. Such efforts shall commence promptly after the date hereof.

9. TRANSFER

The Holder, by acceptance of this Warrant, agrees to be bound by the provisions of this Section 9.

9.1 Restrictions on Transfer. Neither this Warrant nor any shares of Restricted Common Stock issued upon the exercise hereof shall be Transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from the registration provisions thereof. In addition, no Holder will knowingly, after reasonable inquiry, Transfer this Warrant or the shares of Common Stock issuable upon exercise hereof if such Transfer would cause the REIT to no longer be qualified as a real estate investment trust under the Internal Revenue Code of 1986, as amended; provided that the foregoing prohibition shall not apply to any sale of Common Stock in open market transactions. Each certificate, if any, evidencing such shares of Restricted Common Stock issued upon any such Transfer, other than in a public offering pursuant to an effective registration statement shall bear the restrictive legend set forth in Section 9.2(a), and each Warrant issued upon such Transfer shall bear the restrictive legend set forth in Section 9.2(b), unless the Holder delivers to the Company an Opinion of Counsel to the effect that such legend is not required for the purposes of compliance with the Securities Act. Holders of the Warrants or the Restricted Common Stock, as the case may be, shall not be entitled to Transfer such Warrants or such Restricted Common Stock except in accordance with this Section 9.1.

9.2 Restrictive Legends.

(a) Except as otherwise provided in this Section 9, each certificate for Warrant Stock initially issued upon the exercise of this Warrant, and each certificate for Warrant Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with two legends in substantially the following forms:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAW. NO TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE VALID OR EFFECTIVE UNLESS SUCH TRANSFER IS MADE PURSUANT TO PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE ENTITLED TO THE BENEFIT OF AND ARE SUBJECT TO CERTAIN OBLIGATIONS AND TRANSFER RESTRICTIONS SET FORTH IN THE WARRANT PURSUANT TO THE EXERCISE OF WHICH SUCH SHARES WERE ISSUED. A COPY OF SUCH WARRANT IS AVAILABLE AT THE EXECUTIVE OFFICES OF THE COMPANY.”

(b) Except as otherwise provided in this Section 9, each Warrant shall be stamped or otherwise imprinted with a legend in substantially the following form:

“NEITHER THE WARRANTS REPRESENTED BY THIS CERTIFICATE NOR ANY OF THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAW. NO TRANSFER OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE OR OF THE STOCK ISSUABLE UPON EXERCISE THEREOF SHALL BE VALID OR EFFECTIVE UNLESS SUCH TRANSFER IS MADE PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.”

9.3 Termination of Securities Law Restrictions. Notwithstanding the foregoing provisions of Section 9, the restrictions imposed by Section 9.1 upon the transferability of the Warrants and the Restricted Common Stock and the legend requirements of Section 9.2, in each case, with respect to compliance with the Securities Act only, shall terminate as to any particular Warrant or shares of Restricted Common Stock when the Company shall have received from the holder thereof an Opinion of Counsel to the effect that such legend is not required in order to ensure compliance with the Securities Act. Whenever such restrictions imposed by Sections 9.1 and 9.2 shall terminate as to this Warrant, as hereinabove provided, the Holder hereof shall be entitled to receive from the Company, at the expense of the Company, a new Warrant bearing the following legend in place of the restrictive legend set forth hereon:

“THE RESTRICTIONS ON TRANSFERABILITY OF THE WARRANT UNDER THE SECURITIES ACT CONTAINED IN SECTIONS 9.1 AND 9.2 HEREOF TERMINATED ON ______________, 200_, AND ARE OF NO FURTHER FORCE AND EFFECT. THE OTHER RESTRICTIONS ON TRANSFER IN SUCH SECTIONS REMAIN IN FULL FORCE AND EFFECT.”

All Warrants issued upon registration of transfer, division or combination of, or in substitution for, any Warrant or Warrants entitled to bear such legend shall have a similar legend endorsed thereon. Wherever the restrictions imposed by Section 9.1 shall terminate as to any share of Restricted Common Stock, as hereinabove provided, the holder thereof shall be entitled to receive from the Company, at the Company’s expense, a new certificate representing such Common Stock not bearing the restrictive legend set forth in Section 9.2(a).

9.4 Listing on Securities Exchange. If the Company shall list any shares of Common Stock on any securities exchange or on NASDAQ, it shall at its expense, to the extent permitted by the rules of such securities exchange or NASDAQ, list thereon, maintain and, when necessary, increase such listing of, all shares of Warrant Stock issued or, to the extent permissible under the applicable securities exchange rules, issuable upon the exercise of this Warrant.

9.5 Nominees for Beneficial Owners. In the event that any Warrant Stock is held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the holder of such Warrant Stock for purposes of any request or other action by any holder or holders of Warrant Stock pursuant to this Warrant or any determination of any number or percentage of shares of Warrant Stock held by any holder or holders of Warrant Stock contemplated by this Agreement. If the beneficial owner of any Warrant Stock so elects, the Company may require assurances reasonably satisfactory to it of such owner’s beneficial ownership of such Warrant Stock.

10. SUPPLYING INFORMATION; RULE 144

The Company shall cooperate with each holder of a Warrant and each holder of Warrant Stock in supplying such information as may be reasonably necessary for such holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or shares of Warrant Stock. The Company shall use its commercially reasonable efforts to at all times make public information available so as to afford the holders of the Warrants and the Warrant Stock the benefits of Rule 144 of the Commission in connection with resales.

11. LOSS OR MUTILATION

Upon receipt by the Company from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant and an indemnity reasonably satisfactory to it (it being understood that the written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new

Warrant of like tenor to such Holder; provided, however, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

12. OFFICE OF THE COMPANY

As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency, which may be the principal executive offices of the Company (the “Designated Office”), where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant. Such Designated Office shall initially be the office of the Company at 15253 Avenue of Science, San Diego, California 92128. The Company may from time to time change the Designated Office to another office of the Company or its agent within the United States by notice given to all registered holders of Warrants at least ten (10) Business Days prior to the effective date of such change.

13. NO RIGHTS AS A STOCKHOLDER

Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

14. REPRESENTATION AND WARRANTIES

The Company represents and warrants to the Holder as follows:

14.1 The Company has all requisite corporate power and authority to execute, deliver and issue this Warrant, to issue the shares of Common Stock issuable upon exercise of the Warrants, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

14.2 This Warrant has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity (regardless of whether a proceeding to enforce such an agreement is considered in a proceeding at law or in equity).

14.3 The execution, delivery and issuance of this Warrant by the Company, the issuance of the shares of Common Stock issuable hereunder and the performance of the transactions contemplated hereby will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation, or result in the triggering of any payments or the loss of a benefit under, or give rise to a right of purchase under, result in the creation of any lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, require the consent or approval of any third party or otherwise result in a detriment or default to the Company or any of the Company Subsidiaries under, any provision of (i) the Company’s charter or bylaws or any provision of the organizational documents of any of the Company’s Subsidiaries, (ii) any loan or credit agreement or note, or any bond, mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries, or to which their respective properties or assets are bound or any guarantee by the Company or any of the Company Subsidiaries of any of the foregoing, or (iii) other than the Applicable Licensing Laws or any notice requirements under other licensing laws that are required in connection with the issuance of the Warrants or the issuance of the shares of Common Stock issuable hereunder, any law or order applicable to or binding upon the Company or any of the Company Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, liens or detriments that, individually or in the aggregate, (A) would not prevent or materially delay the issuance of the Warrants, the issuance of the shares of Common Stock issuable hereunder and the performance of the transactions contemplated hereby or (B) are not material.

14.4 In accordance with Section 203 of the Delaware General Corporation Law ("Section 203"), the Company and the Company’s Board of Directors have, prior to the execution hereof, approved (i) the execution, delivery and issuance by the Company of this Warrant, the issuance of the shares of Common Stock issuable upon exercise of this Warrant and the other transactions contemplated hereby and (ii) any transaction that results in the Initial Holder or any "affiliate" (as defined in Section 203) or “associate" (as defined in Section 203) of the Initial Holder becoming an "interested stockholder" (as defined in Section 203) by virtue of the Initial Holder or its affiliate or associate owning any shares of Common Stock owned as of the date hereof or acquired pursuant to this Warrant. Accordingly, the ownership by the Initial Holder, its affiliates and its associates of shares of Common Stock owned as of the date hereof or acquired pursuant to this Warrant will not result in the provisions of Section 203 being applicable to a "business combination" (as defined in Section 203) between such persons (or their affiliates or associates) and the Company. A copy of the resolutions taking such actions has been provided to the Initial Holder. No other “control share acquisition”, “fair price”, “moratorium” or other antitakeover laws apply to the issuance of this Warrant, the issuance of the shares of Common Stock issuable upon exercise of the Warrants and the other transaction contemplated hereby.

14.5 The Company and its Subsidiaries, as applicable, have taken all appropriate and necessary actions to (i) cause the issuance of this Warrant, the issuance of the shares of Common Stock issuable upon exercise of the Warrants and the other transaction contemplated hereby to comply with or be exempted from any provision contained in the Company’s charter and bylaws or in the organizational documents of any Company Subsidiary that would otherwise prohibit, hinder or delay such transactions and (ii) waived any and all limitations in such documents on ownership of the capital stock of the Company by the Initial Holders provided that with respect to the waiver of the Ownership Limit contained in the REIT’s Articles of Amendment and Restatement dated August 5, 2004 (the “Articles”), such waiver is only effective so long as the Initial Holder does not Beneficially Own or Constructively Own (each as defined in the Articles) shares of Common Stock that would result in the REIT being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the “Code”) (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a real estate investment trust under the Code.

14.6 No broker(s), agent(s) or finder(s) retained or engaged by the Company or any affiliate thereof arranged for this Warrant Agreement or any related agreement or were otherwise involved in any manner in the transaction contemplated hereby or thereby, other than The Bear Stearns Companies, Houlihan Lokey Howard & Zukin and Friedman Billings and Ramsey Group, Inc.

15. MISCELLANEOUS

15.1 Nonwaiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Company or the Holder shall operate as a waiver of such right or otherwise prejudice the rights, powers or remedies of such Person.

15.2 Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or communication hereunder to be made pursuant to the provisions of this Warrant shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by facsimile, registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a) if to any Holder of this Warrant or holder of Warrant Stock issued upon the exercise hereof, at its last known address appearing on the books of the Company maintained for such purpose; or

(b) if to the Company, at its Designated Office;

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail, or one (1) Business Day after the same shall have been delivered to Federal Express or another overnight courier service.

15.3 Indemnification. If the Company fails to make, when due, any payments provided for in this Warrant, the Company shall pay to the holder hereof (a) interest at the Agreed Rate on any amounts due and owing to such holder and (b) such further amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees and expenses incurred by such holder in collecting any amounts due hereunder. The Company shall indemnify, save and hold harmless the Holder hereof and the holders of any Warrant Stock issued upon the exercise hereof from and against any and all liability, loss, cost, damage, reasonable attorneys’ and accountants’ fees and expenses, court costs and all other out-of-pocket expenses incurred in connection with or arising from a Company Default. This indemnification provision shall be in addition to the rights of such Holder or holders to bring an action against the Company for breach of contract based on such Company Default. A holder of shares of Warrant Stock issued upon exercise of this Warrant, in whole or in part, including any transferee of such shares (other than a transferee in whose hands such shares no longer constitute Warrant Stock as defined herein), shall continue, with respect to such shares, to be entitled to the indemnification rights set forth in this Section 15.3 in connection with a Company Default resulting from a breach of representations and warranties set forth herein.

15.4 Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder to pay the Exercise Price for any Warrant Stock other than pursuant to an exercise of this Warrant or any liability as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

15.5 Remedies. Each holder of Warrants and/or Warrant Stock, in addition to being entitled to exercise its rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights provided under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees, in an action for specific performance, to waive the defense that a remedy at law would be adequate.

15.6 Successors and Assigns. Subject to the provisions of Sections 3.1, 8.1 and 8.2, this Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the permitted successors and assigns of the Holder hereof. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and to the extent applicable, all holders of shares of Warrant Stock issued upon the exercise hereof (including transferees), and shall be enforceable by any such holder.

15.7 Amendment. This Warrant and all other Warrants may be modified or amended or the provisions hereof waived with the written consent of the Company and the Majority Warrant Holders, provided that, except as described in clause (iii) of Section 4.1, no such Warrant may be modified or amended to reduce the number of shares of Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided therein) without the written consent of the holder thereof.

15.8 Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.

15.9 Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

15.10 GOVERNING LAW; JURISDICTION. IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS WARRANT AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, EXCEPT WITH RESPECT TO THE VALIDITY OF THIS WARRANT, THE ISSUANCE OF WARRANT STOCK UPON EXERCISE HEREOF AND THE RIGHTS AND DUTIES OF THE COMPANY WITH RESPECT TO REGISTRATION OF TRANSFER, WHICH SHALL BE GOVERNED BY THE LAWS OF DELAWARE. THE COMPANY HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK, SHALL HAVE, EXCEPT AS SET FORTH BELOW, EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE COMPANY AND THE HOLDER OF THIS WARRANT PERTAINING TO THIS WARRANT OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, PROVIDED, THAT IT IS ACKNOWLEDGED THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF NEW YORK, NEW YORK.

[Signature Page Follows]

                IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by an authorized officer of the Company.

ACCREDITED HOME LENDERS HOLDING CO.

By: /s/ James A. Konrath

Name: James A. Konrath

Title:Chief Executive Officer

ANNEX A

SUBSCRIPTION FORM

[To be executed only upon exercise of Warrant]

The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of ______ shares Common Stock of Accredited Home Lenders Holding Co. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to _________________ whose address is ___________________________________________________ and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant, that a new Warrant of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.

_______________________________

(Name of Registered Owner)

_______________________________

(Signature of Registered Owner)

_______________________________

(Street Address)

_______________________________

(City)	(State)	(Zip Code)
NOTICE:	The signature on this subscription must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

ANNEX B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant, with respect to the number of shares of Common Stock set forth below:

No. of Shares of
Name and Address of Assignee	Common Stock

and does hereby irrevocably constitute and appoint ________ _____________ attorney-in-fact to register such transfer onto the books of Accredited Home Lenders Holding Co. maintained for the purpose, with full power of substitution in the premises.

Dated:___________________	Print Name:___________________

Signature:_____________________

Witness:______________________

NOTICE:       The signature on this assignment must correspond with the name as written upon the face of the within Warrant in every particular, without alteration or enlargement or any change whatsoever.

SCHEDULE A

APPLICABLE LICENSING LAWS

State	Notice or Consent Requirement	Licensing Law
Delaware	Consent Required	Licensed Lender, Licensed Lenders Law, DEL. CODE ANN. tit. 5, § 2206.
Illinois	Consent Required	Residential Mortgage License, Residential Mortgage License Act, 205 ILL. COMP. STAT. ANN. tit. 38, § 1050.480(a).
New Jersey	Consent Required	License, New Jersey Licensed Lenders Act, N.J. STAT. ANN. § 17:11C-12; NJ ADMIN CODE 3:15-2.14.
New York	Consent Required	Mortgage Banker License, Licensed Mortgage Bankers Act, N.Y. BANKING LAW Art. 12-D, § 594-b.
Oklahoma	Consent Required	Supervised Lender License, Uniform Consumer Credit Code, OKLA. STAT. ANN. tit. 14A, §1-101 et seq.; see OKLA. ADMIN. CODE tit. 160, § 65-3-4(a).
Texas	Consent Required	Regulated Loan License, Consumer Loans Act, TEX. FIN. CODE § 342.001 et seq.; see 7 T.A.C. §§ 1303 and 1305.
Wyoming	Consent Required	Supervised Lender License, Wyoming Uniform Consumer Credit Code, WYO. STAT. § 40-1401 et seq.

TABLE OF CONTENTS

PAGE
1. DEFINITIONS	1
2. EXERCISE OF WARRANT 2.1. Manner of Exercise 2.2. Payment of Taxes 2.3 Fractional Shares	7 7 8 8
3. TRANSFER, DIVISION AND COMBINATION 3.1. Transfer 3.2. Division and Combination 3.3. Expenses 3.4. Maintenance of Books	8 8 9 9 9

4. ANTIDILUTION PROVISIONS

4.1. Stock Dividends, Subdivisions and Combinations

4.2. Issuance of Additional Shares of Common Stock

4.3. Issuances of Stock Purchase Rights and Convertible Securities

4.4. Adjustment of Number of Shares Purchasable

4.5. Reorganization, Reclassification, Merger, Consolidation or                Disposition of Assets

4.6. Determination of Consideration

4.7. Other Dilutive Events

4.8. Other Provisions Applicable to Adjustments Under this Section.

4.9. Additional Adjustment for Certain Dividends

9 9 9 10 11 11 12 13 13 14
5. NO IMPAIRMENT	15
6. RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH OR APPROVAL OF ANY GOVERNMENTAL AUTHORITY	15
7. NOTICE OF CORPORATE ACTIONS; TAKING OF RECORD; TRANSFER BOOKS	15
8. PUT RIGHTS 8.1. Put and Call Rights 8.2. Consents and Approvals	16 16 17
9. TRANSFER 9.1. Restrictions on Transfer 9.2. Restrictive Legends 9.3. Termination of Securities Law Restrictions	17 17 17 18

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9.4. Listing on Securities Exchange 9.5. Nominees for Beneficial Owners	18 19
10. SUPPLYING INFORMATION; RULE 144	19
11. LOSS OR MUTILATION	19
12. OFFICE OF THE COMPANY	19
13. NO RIGHTS AS A STOCKHOLDER	19

14. MISCELLANEOUS

14.1. Nonwaiver

14.2. Notice Generally

14.3. Indemnification

14.4. Limitation of Liability

14.5 Remedies

14.6. Successors and Assigns

14.7. Amendment

14.8. Severability

14.9. Headings

14.10. GOVERNING LAW; JURISDICTION

21 21 21 22 22 22 22 22 22 23 23
ANNEXES AND SHEDULES: ANNEX A – Subscription Form ANNEX B – Assignment Form SCHEDULE A – Applicable Licensing laws

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EXHIBIT 5

EXECUTION COPY

INVESTOR RIGHTS AGREEMENT

dated as of March 30, 2007

by and among

ACCREDITED HOME LENDERS HOLDING CO.

and

THE INVESTORS REFERRED TO HEREIN

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) dated as of March 30, 2007, is made by and among Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), and the Persons named on Schedule 1 as Investors (each a “Investor” and collectively, the “Investors”).

RECITALS

WHEREAS, pursuant to that certain Loan Agreement, dated as of March 30, 2007, by and among Farallon Capital Management, L.L.C, as Collateral Agent and Administrative Agent, the lending entities party thereto from time to time, as Lenders, the Company, Accredited Home Lenders, Inc. and Accredited Mortgage Loan REIT Trust (the “Loan Agreement”), the Investors acquired warrants to purchase 3,226,431 shares of Common Stock from the Company (the “Warrants”) and agreed to (i) provide certain rights to the Investors to cause the shares underlying the Warrants and other shares of Common Stock of the Company owned by the Investors and their affiliates to be registered pursuant to the Securities Act; (ii) grant preemptive rights to the Investors; and (iii) grant board observer rights to the Investors.

WHEREAS, the parties hereto desire to set forth the Investors’ rights and the Company’s obligations to cause the registration of the Registrable Securities pursuant to the Securities Act;

WHEREAS, the parties hereto desire to set forth the Investors’ preemptive rights to purchase equity securities to be issued by the Company; and

WHEREAS, the parties hereto desire to set forth the Investors’ observer rights relating to the boards of directors and other governing boards of the Company and its subsidiaries.

NOW, THEREFORE, in consideration of the Loan Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.     Definitions and Usage. As used in this Agreement the following terms shall have the corresponding meanings:

1.1	Definitions.

“Agent” means the principal placement agent on an agented placement of Registrable Securities.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean (i) the common stock, par value $0.001 per share, of the Company, and (ii) shares of capital stock of the Company issued by the Company in respect of or in exchange for shares of such common stock in connection with any stock dividend or distribution, stock split-up, recapitalization, recombination or exchange by the Company generally of shares of such common stock.

“Continuously Effective”, with respect to a specified registration statement, shall mean that it shall not cease to be effective and available for Transfers of Registrable Securities

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thereunder for longer than either (i) any five (5) consecutive business days, or (ii) an aggregate of fifteen (15) business days during the period specified in the relevant provision of this Agreement.

“Demand Registration” shall have the meaning set forth in Section 2.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Investors” shall mean the Persons named on Schedule 1 as Investors and Transferees of such Persons’ Registrable Securities with respect to the rights that such Transferees shall have acquired in accordance with Section 12, at such times as such Persons shall own Registrable Securities.

“Initiating Investor” shall mean an Investor that makes a written request for a Shelf Registration or a Demand Registration.

“Initial Investors” shall mean Mortgage Investments Funding, L.L.C. and any affiliate thereof that holds Registrable Securities.

“Initial Registration Rights Date” The date on which the Company files its Form 10-K for the fiscal year ended December 31, 2006.

“Loan Agreement” shall have the meaning set forth in the Recitals.

“Majority Selling Investors” means those Selling Investors whose Registrable Securities included in a registration represent a majority of the Registrable Securities of all Selling Investors included therein.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Piggyback Registration” shall have the meaning set forth in Section 3.

“Register”, “registered”, and “registration” shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the Commission of effectiveness of such registration statement or document.

“Registrable Securities” shall mean, subject to Section 12 and Section 8.3: (i) the 1,767,299 shares of Common Stock owned by affiliates of Farallon Capital Management, L.L.C. on the date hereof, (ii) the shares of Common Stock issuable upon exercise of the Warrants, (iii) any shares of Common Stock or other securities issued as (or issuable upon the conversion, exercise or exchange of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, any shares of Common Stock described in clauses (i) or (ii) above and (iv) any securities issued in exchange for shares of Common Stock or other securities described in clauses (i), (ii) or (iii) above or pursuant to securities that are issued in any merger, consolidation, reorganization or any similar transaction involving the Company; provided, however, that the Company shall have no obligation under Sections 2 and 3 to register any Registrable Securities of an Investor if the Company delivers to the Investors requesting

2

such registration an opinion of counsel reasonably satisfactory to such Investors and its counsel to the effect that the proposed sale or disposition of all of the Registrable Securities for which registration was requested does not require registration under the Securities Act for a sale or disposition in a single public sale, and offers to remove any and all legends restricting transfer from the certificates evidencing such Registrable Securities and immediately takes all necessary and appropriate actions to make such Registrable Securities Transferable in such a single public sale. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the then-existing right to acquire such Registrable Securities (by exercise, conversion, purchase or otherwise), whether or not such acquisition has actually been effected.

“Registrable Securities then outstanding” shall mean, with respect to a specified determination date, the Registrable Securities owned by all Investors on such date.

“Registration Expenses” shall have the meaning set forth in Section 6.1.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Selling Investors” shall mean, with respect to a specified registration pursuant to this Agreement, Investors whose Registrable Securities are included in such registration.

“Shelf Registration” shall have the meaning set forth in Section 2.1.

“Transfer” shall mean and include the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings); provided however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a “Transfer”.

“Underwriters’ Representative” shall mean the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters’ Representative by the co-managers.

“Violation” shall have the meaning set forth in Section 7.1.

“Warrants” shall have the meaning set forth in the Recitals.

1.2	Usage.

(a)    References to a Person are also references to its assigns and successors in interest (by means of merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

(b)   References to Registrable Securities “owned” by an Investor shall include Registrable Securities beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude shares of Common Stock held by a Investor in a fiduciary capacity for customers of such Person.

(c)    References to a document are to it as amended, waived and otherwise modified from time to time and references to a statute or other governmental rule are to it as amended and

3

otherwise modified from time to time (and references to any provision thereof shall include references to any successor provision).

(d)   References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless the context otherwise requires.

(e)    The definitions set forth herein are equally applicable both to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

(f)     The term “including” and correlative terms shall be deemed to be followed by “without limitation” whether or not followed by such words or words of like import.

(g)	The term “hereof” and similar terms refer to this Agreement as a whole.

(h)    The “date of” any notice or request given pursuant to this Agreement shall be determined in accordance with Section 14.2.

2.	Shelf and Demand Registration.

2.1                  From and after the Initial Registration Rights Date, if an Initiating Investor makes a written request to the Company for an offering of Registrable Securities on a continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration”), then the Company shall use its commercially reasonable best efforts to cause a Shelf Registration statement meeting the requirements of the Securities Act to be filed with the Commission. Any request made pursuant to this Section 2.1 shall be addressed to the attention of the Secretary of the Company and shall specify the number of Registrable Securities to be registered, the intended methods of disposition thereof and that the request is for a Shelf Registration pursuant to this Section 2.1.

2.2                  From and after the Initial Registration Rights Date, if an Initiating Investor makes a written request to the Company for an offering of Registrable Securities other than on a continuous basis pursuant to Rule 415 under the Securities Act (a “Demand Registration”), then the Company shall use its commercially reasonable best efforts to cause a Demand Registration statement meeting the requirements of the Securities Act to be filed with the Commission. Any request made pursuant to this Section 2.2 shall be addressed to the attention of the Secretary of the Company and shall specify the number of Registrable Securities to be registered, the intended methods of disposition thereof and that the request is for a Demand Registration pursuant to this Section 2.2.

2.3                  The Company shall be entitled to postpone for up to 90 days from the date of request of the Initiating Holder the filing of any Shelf Registration statement or Demand Registration statement otherwise required to be prepared and filed pursuant to Sections 2.1 or 2.2, if the Board of Directors of the Company determines, in its good faith reasonable judgment (with the concurrence of the managing underwriter, if any), that such registration and the Transfer or Registrable Securities contemplated thereby would (i) materially interfere with, or require premature disclosure of, any financing, acquisition or reorganization involving the Company or any of its wholly owned subsidiaries or (ii) be seriously detrimental to the Company and its stockholders and, in either case, the Company promptly gives the Initiating Investors notice of such determination; provided, however, that the Company shall not have postponed pursuant to this Section 2.3 the filing of any other Shelf Registration statement or Demand Registration statement otherwise required to be prepared and filed pursuant to Sections 2.1 or 2.2 during the 12-month period ended on the date of the relevant request pursuant to Sections 2.1 or

4

2.2.

2.4                  Following receipt of a request for a Shelf Registration or a Demand Registration, the Company shall:

(a)                   Give written notice of such proposed registration to all Investors. Any such Investor may, within twenty (20) days after receipt of such notice, request in writing that all of such Investor’s Registrable Securities, or any portion thereof designated by such Investor, be included in the registration.

(b)                   Use its commercially reasonable best efforts to file the registration statement with the Commission as promptly as practicable, and shall use the Company’s best efforts to have the registration declared effective under the Securities Act as soon as reasonably practicable, in each instance giving due regard to the need to prepare current financial statements, conduct due diligence and complete other actions that are reasonably necessary to effect a registered public offering.

(c)                   Use the Company’s commercially reasonable best efforts to keep the relevant registration statement Continuously Effective (x) if a Demand Registration, for up to 150 days or until such earlier date as of which all the Registrable Securities under the Demand Registration statement shall have been disposed of in the manner described in the Demand Registration statement, and (y) if a Shelf Registration, for three years or until such earlier date as of which all the Registrable Securities under the Shelf Registration statement shall have been disposed of in the manner described in the Shelf Registration statement. Notwithstanding the foregoing, if for any reason the effectiveness of a registration pursuant to this Section 2 is suspended or postponed as permitted by Section 2.3, the foregoing period shall be extended by the aggregate number of days of such suspension or postponement.

2.5                  The Company shall be obligated to effect no more than two Shelf Registrations and no more than two Demand Registrations; provided that if (i) the offering does not satisfy the conditions for a shelf registration under Rule 415 or (ii) a Shelf Registration cannot be accomplished as an “at the market offering” under Rule 415, in either case for any consecutive six month period after the Initial Registration Rights Date, then such maximum number of Demand Registrations shall be increased to four. Notwithstanding the foregoing, there shall be no limit on the number of Shelf Registrations or Demand Registrations requested to be effected on Form S-3 under the Securities Act if the Company qualifies for registration on Form S-3; provided, however, that the Company shall not be obligated to effect, or take any action to effect, any such registration on Form S-3 if the requesting holder, together with the holders of any securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such securities (if any) at an aggregate price to the public (net of underwriters’ discounts or commissions) of less than $5,000,000. For purposes of the preceding sentence, registration shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, (ii) if after such registration statement has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Investors and such interference is not thereafter eliminated, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Investors. If the Company shall have complied with its obligations under

5

this Agreement, a right to demand a registration pursuant to this Section 2 shall be deemed to have been satisfied (i) if a Demand Registration, upon the earlier of (x) the date as of which all of the Registrable Securities included therein shall have been disposed of pursuant to the Registration Statement, and (y) the date as of which such Demand Registration shall have been Continuously Effective for a period of 150 days, and (ii) if a Shelf Registration, upon the earlier of (x) the date as of which all of the Registrable Securities included therein shall have been disposed of pursuant to the Registration Statement and (y) the date as of which the Shelf Registration shall have been continuously effective for a period of three years.

2.6                  A registration pursuant to this Section 2 shall be on such appropriate registration form of the Commission as shall (i) be selected by the Company and be reasonably acceptable to the Majority Selling Investors and (ii) permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the request pursuant to Section 2.1 or Section 2.2, respectively.

2.7                  If any registration pursuant to Section 2 involves an underwritten offering (whether on a “firm”, “best efforts” or “all reasonable efforts” basis or otherwise), or an agented offering, the Majority Selling Investors shall have the right to select the underwriter or underwriters and manager or managers to administer such underwritten offering or the placement agent or agents for such agented offering; provided, however, that each Person so selected shall be reasonably acceptable to the Company.

2.8                  Whenever the Company shall effect a registration pursuant to this Section 2 in connection with an underwritten offering by one or more Selling Investors of Registrable Securities, if the Underwriters’ Representative or Agent advises each such Selling Investor in writing that, in its opinion, the amount of securities requested to be included in such offering (whether by Selling Investors or others) exceeds the amount which can be sold in such offering within a price range acceptable to the Majority Selling Investors, securities shall be included in such offering and the related registration, to the extent of the amount which can be sold within such price range, and on a pro rata basis among all Selling Investors.

3	Piggyback Registration.

3.1                  If at any time the Company proposes to register (including for this purpose a registration effected by the Company for shareholders of the Company other than the Investors) securities under the Securities Act in connection with the public offering solely for cash on Form S-1, S-2 or S-3 (or any replacement or successor forms), the Company shall promptly give each Investor written notice of such registration (a “Piggyback Registration”). Upon the written request of any Investor given within 20 days following the date of such notice, the Company shall cause to be included in such registration statement and use its commercially reasonable best efforts to be registered under the Securities Act all the Registrable Securities that each such Investor shall have requested to be registered. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to any Investor.

3.2                  If the Underwriters’ Representative or Agent shall advise the Company in writing (with a copy to each Selling Investor) that, in its opinion, the amount of Registrable Securities requested to be included in such registration would materially adversely affect such offering, or the timing thereof, then the Company will include in such registration, to the extent of the amount and class which the Company is so advised can be sold without such material

6

adverse effect in such offering: first, all securities proposed to be sold by the Company for its own account; second, the Registrable Securities requested to be included in such registration by Investors pursuant to this Section 3, and all other securities being registered pursuant to the exercise of contractual rights comparable to the rights granted in this Section 3 that are in existence on the date hereof, pro rata based on the estimated gross proceeds from the sale thereof; and third all other securities requested to be included in such registration; provided that the amount of Registrable Securities of the Selling Investors included in the offering may not be reduced below 25% of the total amount of securities included in the offering.

3.3                  Each Investor shall be entitled to have its Registrable Securities included in an unlimited number of Piggyback Registrations pursuant to this Section 3.

3.4                  If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Section 2 or pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8, Form S-4 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities (other than any Investor with respect to Registrable Securities), until a period of 180 days has elapsed from the effective date of such a previous registration.

4.                     Registration Procedures. Whenever required under Section 2 or Section 3 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as practicable:

4.1                  Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use the Company’s commercially reasonable best efforts to cause such registration statement to become effective; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the registration statement and prior to effectiveness thereof, the Company shall furnish to one firm of counsel for the Selling Investors (selected by Majority Selling Investors) copies of all such documents in the form substantially as proposed to be filed with the Commission at least five (5) business days prior to filing for review and comment by such counsel, which opportunity to comment shall include an absolute right to control or contest disclosure if the applicable Selling Investor reasonably believes that it may be subject to controlling person liability under applicable securities laws with respect thereto.

4.2                  Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the disposition of all securities covered by such registration statement. If the registration is for an underwritten offering, the Company shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement entered into pursuant to Section 5.2. Subject to Rule 415 under the Securities Act, if the registration statement is a Shelf Registration, the Company shall amend the registration statement or supplement the prospectus so that it will remain current and in compliance with the requirements of the Securities Act for three years after its effective date, and if during such period any event or development occurs as a result of which the registration statement or

7

prospectus contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Company shall promptly notify each Selling Investor, amend the registration statement or supplement the prospectus so that each will thereafter comply with the Securities Act and furnish to each Selling Investor of Registrable Securities such amended or supplemented prospectus, which each such Investor shall thereafter use in the Transfer of Registrable Securities covered by such registration statement. Pending such amendment or supplement each such Investor shall cease making offers or Transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in a registration statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to use its commercially reasonable best efforts to maintain the effectiveness of such registration statement, the Company may file a post-effective amendment to the registration statement for the purpose of removing such Securities from registered status.

4.3                  Furnish to each Selling Investor of Registrable Securities, without charge, such numbers of copies of the registration statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Selling Investor may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Selling Investor.

4.4                  Use the Company’s best efforts (i) to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states or jurisdictions as shall be reasonably requested by the Underwriters’ Representative or Agent (as applicable, or if inapplicable, the Majority Selling Investors), and (ii) to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, at the earliest possible moment; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

4.5                  In the event of any underwritten or agented offering, enter into and perform the Company’s obligations under an underwriting or agency agreement (including indemnification and contribution obligations of underwriters or agents), in usual and customary form, with the managing underwriter or underwriters of or agents for such offering. The Company shall also cooperate with the Majority Selling Investors or Initiating Substantial Investor, as the case may be, and the Underwriters’ Representative or Agent for such offering in the marketing of the Registrable Securities, including making available the Company’s officers, premises, books and records for such purpose, but the Company shall not be required to incur any material out-of-pocket expense pursuant to this sentence.

4.6                  Promptly notify each Selling Investor of any stop order issued or threatened to be issued by the Commission in connection therewith (and use its commercially reasonable best efforts to prevent the entry of such stop order or to remove it if entered).

4.7                  Make generally available to the Company’s security holders copies of all periodic reports, proxy statements, and other information referred to in Section 8.1 and an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than

8

90 days following the end of the 12-month period beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of each registration statement filed pursuant to this Agreement.

4.8                  Make available for inspection by any Selling Investor, any underwriter participating in such offering and the representatives of such Selling Investor and Underwriter (but not more than one firm of counsel to such Selling Investors), all financial and other information as shall be reasonably requested by them, and provide the Selling Investor, any underwriter participating in such offering and the representatives of such Selling Investor and Underwriter the opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case all as necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Company determines, in good faith, to be confidential and which the Company advises such Person in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company or the related Selling Investor of Registrable Securities agrees to be responsible for such Person’s breach of confidentiality on terms reasonably satisfactory to the Company.

4.9                  Use the Company’s best efforts to obtain a so-called “comfort letter” from its independent public accountants, and legal opinions of counsel to the Company, each addressed to the underwriters and, to the extent permitted by the Company’s independent public accountants, to the Selling Investors of any underwritten registered offering, in customary form and covering such matters of the type customarily covered by such letters, and in a form that shall be reasonably satisfactory to the Majority Selling Investors. The Company shall furnish to each Selling Investor a signed counterpart of any such comfort letter or legal opinion. Delivery of any such opinion or comfort letter shall be subject to the recipient furnishing such written representations or acknowledgements as are customarily provided by selling shareholders who receive such comfort letters or opinions.

4.10                Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement.

4.11                Use all reasonable efforts to cause the Registrable Securities covered by such registration statement (i) if the Common Stock is then listed on a securities exchange or included for quotation in a recognized trading market, to be so listed or included and to continue to be so listed or included for a reasonable period of time after the offering, which such period shall not be less than the period during which any registration statement is required to be effective pursuant to Section 2.4(c), and (ii) to be registered with or approved by such other United States or state governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Investors of Registrable Securities to consummate the disposition of such Registrable Securities.

4.12                Use the Company’s best efforts to provide a CUSIP number for the Registrable Securities no later than the effective date of the first registration statement including Registrable Securities.

4.13                Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in each such registration.

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5.                     Investors’ Obligations. It shall be a condition precedent to the obligations of the Company to take any action with respect to the registration of Registrable Securities pursuant to this Agreement of any Selling Investor that such Selling Investor shall:

5.1                  Furnish to the Company such information regarding such Selling Investor, the number of the Registrable Securities owned by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Selling Investor’s Registrable Securities, and to cooperate with the Company in preparing such registration; and

5.2                  In the case of any underwritten registration, agree to sell their Registrable Securities to the underwriters at the same price and on substantially the same terms and conditions as the Company or the other Persons on whose behalf the registration statement was being filed have agreed to sell their securities, and to execute the underwriting agreement agreed to by the Majority Selling Investors (in the case of a registration under Section 2) or the Company and the Majority Selling Investors (in the case of a registration under Section 3).

6.                     Expenses of Registration. Expenses in connection with registrations pursuant to this Agreement shall be allocated and paid as follows:

6.1                  With respect to each Demand Registration and Shelf Registration, the Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to such Demand Registrations and Shelf Registrations for each Selling Investor (which right may be assigned to any Person to whom Registrable Securities are Transferred as permitted by Section 9), including all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company, and of the Company’s independent public accountants, including the expenses of “cold comfort” letters required by or incident to such performance and compliance, and the reasonable fees and disbursements of one firm of counsel for the Selling Investors of Registrable Securities (selected by Initiating Investors owning a majority of the Registrable Securities owned by Initiating Investors to be included in a Demand Registration) (the “Registration Expenses”), but excluding underwriting discounts and commissions relating to Registrable Securities (which shall be paid on a pro rata basis by the Selling Investors) provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2 if the registration is subsequently withdrawn at the request of the Majority Selling Investors (in which case all Selling Investors shall bear such expense pro rata in accordance with the number of Registrable Securities requested by each of them to be included in the relevant registration statement), unless Investors whose Registrable Securities constitute a majority of the Registrable Securities then outstanding agree that such withdrawn registration shall constitute one of the Demand Registrations under Section 2.2.

6.2                  The Company shall bear and pay all Registration Expenses incurred in connection with any Piggyback Registrations pursuant to Section 3 for each Selling Investor (which right may be Transferred to any Person to whom Registrable Securities are Transferred as permitted by Section 12), but excluding underwriting discounts and commissions relating to Registrable Securities (which shall be paid on a pro rata basis by the Selling Investors).

6.3                  Any failure of the Company to pay any Registration Expenses as required by this Section 6 shall not relieve the Company of its obligations under this Agreement.

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7.                     Indemnification; Contribution. If any Registrable Securities are included in a registration statement under this Agreement:

7.1                  To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Selling Investor, each Person, if any, who controls such Selling Investor within the meaning of the Securities Act, and each officer, director, manager, partner, and employee of such Selling Investor and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint or several), including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(a)                   Any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto;

(b)                   The omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(c)                   Any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law;

provided, however, that the indemnification required by this Section 7.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with such registration; provided, further, that the indemnity agreement contained in this Section 7 shall not apply to any underwriter to the extent that any such loss is based on or arises out of an untrue statement or alleged untrue statement of a material fact, or an omission or alleged omission to state a material fact, contained in or omitted from any preliminary prospectus if the final prospectus shall correct such untrue statement or alleged untrue statement, or such omission or alleged omission, and a copy of the final prospectus has not been sent or given to such person at or prior to the confirmation of sale to such person if such underwriter was under an obligation to deliver such final prospectus and failed to do so. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers, directors, agents and employees and each person who controls such persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Selling Investors.

7.2   To the extent permitted by applicable law, each Selling Investor shall indemnify and hold harmless the Company, each of its directors, each of its officers who shall have signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, any other Selling Investor, any controlling Person of any such other Selling

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Investor and each officer, director, partner, and employee of such other Selling Investor and such controlling Person, against any and all losses, claims, damages, liabilities and expenses (joint and several), including attorneys’ fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, or to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Selling Investor expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 7.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Selling Investor of Registrable Securities, which consent shall not be unreasonably withheld, and (y) in no event shall the amount of any indemnity under this Section 7.2 exceed the gross proceeds from the applicable offering received by such Selling Investor.

7.3   Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 7, such indemnified party shall deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and disbursements and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7 but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 7. Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). Any such indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to promptly assume the defense of such action, claim or proceeding or (iii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and that the assertion of such defenses would create a conflict of interest such that counsel employed by the indemnifying party could not faithfully represent the indemnified party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or

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proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties, unless in the reasonable judgment of such indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such action, claim or proceeding, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels). No indemnifying party shall be liable to an indemnified party for any settlement of any action, proceeding or claim without the written consent of the indemnifying party, which consent shall not be unreasonably withheld.

7.4   If the indemnification required by this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 7:

(a)    The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7.1 and Section 7.2, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(b)   The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 7.4(i). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

7.5   If indemnification is available under this Section 7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in this Section 8 without regard to the relative fault of such indemnifying party or indemnified party or any other equitable consideration referred to in Section 7.4.

7.6   The obligations of the Company and the Selling Investors of Registrable Securities under this Section 7 shall survive the completion of any offering of Registrable Securities pursuant to a registration statement under this Agreement, and otherwise.

8.     Covenants of the Company. The Company hereby agrees and covenants as follows:

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8.1   From and after the date on which the Company files its Form 10-K for the fiscal year ended December 31, 2006, the Company shall use its commercially reasonable best efforts to file as and when applicable, on a timely basis, all reports required to be filed by it under the Exchange Act. The Company shall use its best efforts to file its Form 10-K for the fiscal year ended December 31, 2006 as promptly as possible after the date hereof. If the Company is not required to file reports pursuant to the Exchange Act, upon the request of any Investor of Registrable Securities, the Company shall use its commercially reasonable best efforts to make publicly available the information specified in subparagraph (c)(2) of Rule 144 of the Securities Act, and take such further action as may be reasonably required from time to time and as may be within the reasonable control of the Company, to enable the Investors to Transfer Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act or any similar rule or regulation hereafter adopted by the Commission.

8.2

(a)    The Company shall not, and shall permit its majority owned subsidiaries to, effect any public sale or distribution of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, during the five business days prior to, and during the 90-day period beginning on, the commencement of a public distribution of the Registrable Securities pursuant to any registration statement prepared pursuant to this Agreement (other than by the Company pursuant to such registration if the registration is pursuant to Section 3). The Company shall not effect any registration of its securities (other than on Form S-4, Form S-8, or any successor forms to such forms or pursuant to such other registration rights agreements as may be approved in writing by the Majority Selling Investors or effect any public or private sale or distribution of any of its securities, including a sale pursuant to Regulation D under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities from the date of a request for a Demand Registration pursuant to Section 2.2 until the earlier of (x) 90 days following the date as of which all securities covered by such Demand Registration statement shall have been Transferred, and (y) 120 days following the effective date of such Demand Registration statement, unless the Company shall have previously notified in writing all Selling Investors of the Company’s desire to do so, and Selling Investors owning a majority of the Registrable Securities or the Underwriters’ Representative, if any, shall have consented thereto in writing.

(b)   Any agreement entered into after the date of this Agreement pursuant to which the Company or any of its majority owned subsidiaries issues or agrees to issue any privately placed securities similar to any issue of the Registrable Securities (other than (x) shares of Common Stock pursuant to a stock incentive, stock option, stock bonus, stock purchase or other employee benefit plan of the Company approved by its Board of Directors, and (y) securities issued to Persons in exchange for ownership interests in any Person in connection with a business combination in which the Company or any of its majority owned subsidiaries is a party) shall contain a provision whereby holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in the first sentence of Section 8.2(a), in each case including a sale pursuant to Rule 144 under the Securities Act (unless such Person is prevented by applicable statute or regulation from entering into such an agreement).

8.3   The Company shall not, directly or indirectly, (x) enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation or

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(y) Transfer or agree to Transfer all or substantially all the Company’s assets, unless prior to such merger, consolidation, reorganization or asset Transfer, the surviving corporation or the Transferee, respectively, shall have agreed in writing to assume the obligations of the Company under this Agreement; provided, that this Section 8.3 shall be inapplicable in any transaction in which the consideration given to the stockholders of the Company or to the Company, as applicable, does not consist of stock or other securities.

8.4   The Company shall not enter into any agreement with any holder of prospective holder of any securities of the Company which would allow such holder or prospective holder (i) to include such securities in any registration filed under Section 2, (ii) to include such securities in any registration filed under Section 3 unless under the terms of such agreement, such holder or prospective holder may include such securities in any registration under Section 3 only to the extent that the inclusion of such holder’s securities will not reduce the amount of the Registrable Securities of the Investors that are included in such registration or (iii) to make a demand registration, unless under the terms of such agreement, the Investors have the right to delay the filing of any such registration for a period of up to 180 days after the effective date of any Shelf Registration or Demand Registration that is requested by an Investor within 30 days of the date of such holders’ demand. The Company will notify the Investors in writing of (x) any proposal by the Company to enter into an agreement granting registration rights to any Person or (y) any request or offer to register securities of the Company. Any such notice will be provided at least five (5) business days prior to the execution of any agreement described in clause (x) above and not later than five (5) business days after any the date of any request or offer described in clause (y) above.

9.     Right of First Offer. Subject to the terms and conditions specified in this Section 9, the Company hereby grants to each Investor a right of first offer with respect to future sales by the Company of any shares of any class of its capital stock, or securities convertible into or exercisable for any shares of, any class of its capital stock (“Shares”). For purposes of this Section 9, an Investor includes any general partners, managers and affiliates of an Investor; provided that the inclusion of any such general partners, managers and affiliates of an Investor does not result in the failure to satisfy the conditions to the applicable exemption from the registration requirements of the Securities Act with respect to any such unregistered offering. An Investor that chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners or affiliates in such proportions as it deems appropriate. Each time the Company proposes to offer any Shares the Company shall first make an offering of such Shares to each Investor in accordance with the following provisions:

9.1   The Company shall deliver a notice by certified mail (“Notice”) to the Investors stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Shares.

9.2   Within 15 calendar days after delivery of the Notice, each Investor may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to that portion of such Shares which equals the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion and exercise of all convertible or exercisable securities then held, by such Investor bears to the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all convertible or exercisable securities of the Investors). The Company shall promptly, in writing, inform each Investor that purchases all the shares available to it (each, a “Fully-Exercising Investor”) of any other Investor’s failure to do likewise. During the ten (10)-day period commencing after receipt of such information, each

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Fully-Exercising Investor shall be entitled to obtain that portion of the Shares for which Investors were entitled to subscribe but which were not subscribed for by the Investors that is equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion and exercise of all convertible or exercisable securities then held, by such Fully-Exercising Investor bears to the total number of shares of Common Stock held by all Full-Exercising Investors (assuming full conversion and exercise of all convertible or exercisable securities of the Full-Exercising Investors).

9.3   The Company may, during the 90-day period following the expiration of the periods provided in Section 9.2, offer the remaining unsubscribed portion of the Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within 90 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Investors in accordance herewith.

9.4   The right of first offer in this Section 9 shall not be applicable (i) to the issuance or sale of Common Stock (or options therefor) to employees, consultants and directors, pursuant to plans or agreements approved by the Board of Directors for the primary purpose of soliciting, compensating or retaining their services, (ii) to the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities that are outstanding on the date hereof, (iii) securities issued or issuable as a dividend or distribution upon any shares of capital stock the Company, (iv) to the issuance of securities in connection with (but not related to the financing of) a bona fide business acquisition of or by the Company or one of its subsidiaries, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise or (v) to the issuance of securities to Persons that are not affiliates of the Company with which the Company conducts commercial leasing transactions.

9.5   The Investors’ rights under this Section 9 shall terminate on the earlier of (i) the date on which the Investors no longer hold at least 10% of the outstanding shares of common stock of the Company in the aggregate, assuming exercise or conversion of all exercisable or convertible securities of the Company held by the Investors and their affiliates or (ii) five years from the date hereof.

10.	Board Observer Rights.

10.1The Company will provide the Initial Investors with prior notice of (a) the time and place of any proposed meeting of the board of directors of the Company, the board of directors or other governing body of any of the Company’s direct or indirect subsidiaries (any such board or other governing body meeting is referred to herein as a “Board Meeting”) and (b) any proposed action by written consent of the board of directors of the Company, the board of directors or other governing body of any of the Company’s direct or indirect subsidiaries (any such board or other governing body consent is referred to herein as a “Board Consent”). In addition, the Company will provide the Initial Investors with copies of any documents that are provided by the Company or any of the Company’s direct or indirect subsidiaries to members of their respective boards of directors or other governing body in connection with any Board Meeting or Board Consent. All notices of meetings and written materials shall be delivered to the Initial Investors at the same time and in the same format as the notice of meeting and written materials delivered to the applicable board or body members. The Initial Investors shall be entitled to send two persons to attend any Board Meeting, or if a meeting is to be held by

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telephone conference, to have two persons participate therein, but the foregoing right of attendance or participation shall not include (i) the right to attend any committee meetings or (ii) the right to vote on any matters presented to the board of directors of the Company, the board of directors or other governing body of any of the Company’s direct or indirect subsidiaries. The representatives of the Initial Investors who attend Board Meetings shall be selected by the vote of the holders of a majority of the Registrable Securities held by the Initial Investors. Any information provided to the Initial Investors as a result of its rights under this Section 10 shall be treated by the Initial Investors in the same manner, including confidentiality, as if it had obtained such information as a board or body member, as applicable. The Initial Investors’ rights under this Section 10 shall terminate if (i) the Initial Investors no longer hold at least 5% of the outstanding shares of common stock of the Company, assuming exercise or conversion of all exercisable or convertible securities of the Company held by the Initial Investors and their affiliates or (ii) the loans and all other monetary obligations under the Loan Agreement have been repaid in full.

10.2The information that may be provided to the Board Observers by the Company may contain material statements, information, projections and other data not publicly available ("Confidential Information"). The Initial Investor acknowledges that it is aware that the United States securities laws prohibit any person who has material nonpublic information about an issuer or an affiliate or controlling person of an issuer from purchasing or selling securities of such company or from communicating such information to any other person. The Initial Investor represents that it will maintain effective internal procedures with respect to maintaining the confidentiality and use of any Confidential Information, that it will not use the Confidential Information for any purpose in violation of U.S. federal securities laws or any other applicable law and that it will be subject to the same restrictions on trading as the directors of the board of the Company.

11.	Amendment, Modification and Waivers; Further Assurances.

11.1This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent of Investors owning Registrable Securities possessing a majority in number of the Registrable Securities then outstanding to such amendment, action or omission to act.

11.2No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

11.3Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

12.   Transfer of Investor Rights. Rights with respect to Registrable Securities may be Transferred as follows: (i) the rights of an Investor to require a Shelf Registration or Demand

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Registration may be Transferred to any Person (other than an affiliate of an Investor) in connection with the Transfer to such Person by such Investor of a number of Registrable Securities equal to 25% or more of the Registrable Securities outstanding on the date of this Agreement, (ii) the rights of an Investor under Section 9 may be Transferred to any Person (other than an affiliate of an Investor) in connection with the Transfer to such Person by such Investor of a number of Registrable Securities equal to 20% or more of the Registrable Securities outstanding on the date of this Agreement and (iii) all other rights of an Investor pursuant to this Agreement (other than those specified in Section 10) may be Transferred by such Investor to any Person in connection with the Transfer of Registrable Securities to such Person (including, for avoidance of doubt, a Transfer from an Investor to one or more of its affiliates of the rights of an Investor to require a Shelf Registration or Demand Registration and rights under Section 9), in all cases, if (x) any such Transferee that is not a party to this Agreement shall have executed and delivered to the Secretary of the Company a properly completed agreement substantially in the form of Exhibit A, and (y) the Transferor shall have delivered to the Secretary of the Company, no later than 15 days following the date of the Transfer, written notification of such Transfer setting forth the name of the Transferor, name and address of the Transferee, and the number of Registrable Securities which shall have been so Transferred.

13.   Assignment; Benefit. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, permitted assigns, executors, administrators or successors; provided, however, that except as specifically provided herein with respect to certain matters, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company without the prior written consent of Investors owning Registrable Securities possessing a majority in number of the Registrable Securities outstanding on the date as of which such delegation or assignment is to become effective. An Investor may Transfer its rights hereunder to a successor in interest to the Registrable Securities owned by such assignor only as permitted by Section 12.

14.	Miscellaneous.

14.1Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

14.2Notices. All notices and requests given pursuant to this Agreement shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), confirmed facsimile or overnight air courier guaranteeing next business day delivery to the relevant address specified on Schedule 1 to this Agreement or in the relevant agreement in the form of Exhibit A whereby such party became bound by the provisions of this Agreement. Except as otherwise provided in this Agreement, the date of each such notice and request shall be deemed to be, and the date on which each such notice and request shall be deemed given shall be: at the time delivered, if personally delivered or mailed; when receipt is acknowledged, if sent by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next business day delivery.

14.3Acquisition for Investment. Each Investor acknowledges that the Warrants and the shares underlying the Warrants have not been registered under the Securities Act or under any state securities laws and that there is no public or other market for the Warrants or the shares underlying the Warrants. Each Investor (i) is acquiring the Warrants for its own account pursuant to an exemption under the Securities Act solely for investment and not with a view to

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distribution in violation of the securities laws, (ii) will not sell or otherwise dispose of any of the Warrants or the shares underling the Warrants, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Warrants and of making an informed investment decision and (iv) is an Accredited Investor (as that term is defined by Rule 501 of the Securities Act).

14.4Entire Agreement; Integration. This Agreement supersedes all prior agreements between or among any of the parties hereto with respect to the subject matter contained herein and therein, and such agreements embody the entire understanding among the parties relating to such subject matter.

14.5Injunctive Relief. Each of the parties hereto acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

14.6Section Headings. Section headings are for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

14.7Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument. All signatures need not be on the same counterpart.

14.8Facsimile Signatures. Any signature page delivered pursuant to this Agreement via facsimile shall be binding to the same extent as an original signature. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

14.9Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions of this Agreement, unless the result thereof would be unreasonable, in which case the parties hereto shall negotiate in good faith as to appropriate amendments hereto.

14.10Filing. A copy of this Agreement and of all amendments thereto shall be filed at the principal executive office of the Company with the corporate recorder of the Company.

14.11Termination. This Agreement may be terminated at any time by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the preceding sentence, this Agreement (other than Section 7 hereof) shall terminate in its entirety on such date as there shall be no Registrable Securities outstanding, provided that any shares of Common Stock previously subject to this Agreement shall not be Registrable Securities following the sale of any such shares in an offering registered pursuant to this Agreement or otherwise.

14.12Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful

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party shall be entitled to recover reasonable attorneys’ fees (including any fees incurred in any appeal) in addition to its costs and expenses and any other available remedy.

14.13No Third Party Beneficiaries. Nothing herein expressed or implied is intended to confer upon any Person, other than the parties hereto or their respective permitted assigns, successors, heirs and legal representatives, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

ACCREDITED HOME LENDERS HOLDING CO.

By: /s/ James A. Konrath

Name: James A. Konrath

Title:Chief Executive Officer

MORTGAGE INVESTMENTS FUNDING, L.L.C.

By: Farallon Capital Management, L.L.C.,

its Manager

By: /s/ Jason E. Moment

Name: Jason E. Moment

Title: Managing Member

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SCHEDULE 1

INVESTORS

1. Mortgage Investments Funding, L.L.C.

EXHIBIT A

to Investor

Rights Agreement

AGREEMENT TO BE BOUND

BY THE INVESTOR RIGHTS AGREEMENT

The undersigned, being the transferee of ______ shares of the common stock, $0.001 par value per share [or describe other capital stock received in exchange for such common stock] (the “Registrable Securities”), of Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”), as a condition to the receipt of such Registrable Securities, acknowledges that matters pertaining to the registration of such Registrable Securities is governed by the Investor Rights Agreement dated as of March __, 2007 initially among the Company and the Investors referred to therein (the “Agreement”), and the undersigned hereby (1) acknowledges receipt of a copy of the Agreement, and (2) agrees to be bound as a Investor by the terms of the Agreement, as the same has been or may be amended from time to time.

Agreed to this __ day of ______________, ____________.

_________________________________

_________________________________*

_________________________________*

*Include address for notices.

A-1